Exhibit 99.3

The enclosed materials require your immediate attention. If you are in doubt as to how to deal with the enclosed materials or the matters referred to in such materials, please consult your financial, tax or other professional advisor for assistance.

NOTICE OF SPECIAL MEETING

to be held at 8:00 a.m. (Vancouver time)

on January 21, 2025

at Suite 3500 – 1133 Melville Street, Vancouver, British Columbia V6E 4E5

MANAGEMENT INFORMATION CIRCULAR

dated December 9, 2024

CONCERNING A TRANSACTION INVOLVING

ORLA MINING LTD.

and

GOLDCORP CANADA LTD.

(a subsidiary of Newmont Corporation)

If you have any questions with respect to the Special Meeting or require assistance with voting, please contact Orla Mining Ltd.’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184
Outside North America: 1-416-304-0211

What’s Inside

LETTER TO SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	1
SUMMARY	6
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	13
Summary of Matters to be Voted on at the Meeting	13
Solicitation of Proxies	13
Appointment and Revocation of Proxies	13
Voting of Proxies	14
Registered Shareholders	14
Non-Registered Holders	15
Voting at the Meeting	16
Record Date	16
Quorum	16
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	17
Voting Shares	17
Principal Shareholders	17
THE MUSSELWHITE MINE	17
Musselwhite Mine Technical Report	18
Property Description and Location	18
Accessibility, Climate, Local Resources, Infrastructure, and Physiography	19
History	19
Geological Setting and Mineralization	21
Exploration Work and Drilling	23
Data Verification, Sampling Preparation, Analysis, and Security	26
Mineral Processing and Metallurgical Testing	26
Mineral Resources Estimate	26
Mineral Reserve Estimation	27
Mining Methods	28
Recovery Methods	31
Project Infrastructure	31
Environmental Studies, Permitting and Social or Community Impact	32
Capital and Operating Costs	34
Economic Analysis	37
Adjacent Properties	39
Interpretation and Conclusions	40
Opportunities	42

TSX: OLA
NYSE AMERICAN: ORLA

Risk Evaluation	43
Recommendations	45
Selected Unaudited Pro Forma Combined Financial Information	49
PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING	50
The Transaction	50
Background to the Transaction	50
Reasons For and Benefits of the Transaction	53
The Share Purchase Agreement	55
Formal Valuation	60
Source of Funds and Expenses for the Proposed Transaction	63
The Transaction under MI 61-101	63
Voting Support Agreements	64
Recommendation of the Board	65
The Concurrent Private Placement	65
Terms of the Subscription Letter	66
Control Person Issuance	67
The Concurrent Private Placement Under MI 61-101	67
Recommendation of the Board	68
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	68
SECURITIES LAW MATTERS	68
Compliance with MI 61-101 Requirements	68
Prior Valuations	69
Prior Offers	69
Auditor	69
Other	69
INFORMATION RELATING TO GCL	69
INFORMATION RELATING TO THE COMPANY	69
Trading Price and Volume	70
Holdings of Directors and Officers	71
Material Changes in the Affairs of the Company	72
Arrangements Between the Company and Security Holders	72
Previous Purchases and Sales	72
Dividends	72
RISK FACTORS	73
Risks Relating to the Transaction	73
Risks Relating to the Acquisition of the Musselwhite Mine	75
OTHER BUSINESS	81
ADDITIONAL INFORMATION	81

TSX: OLA
NYSE AMERICAN: ORLA

TSX: OLA
NYSE AMERICAN: ORLA

LETTER TO SHAREHOLDERS

December 9, 2024

Dear Fellow Shareholders,

On behalf of the Board of Directors (the “Board”) of Orla Mining Ltd. (“Orla” or the “Company”), we invite you to attend a special meeting (the “Meeting”) of the holders of common shares of Orla (the “Common Shares”), which will be held on January 21, 2025 at 8:00 a.m. (Vancouver time) at 1133 Melville St #3500, Vancouver, BC V6E 4E5.

THE TRANSACTION

The Company, 1511583 B.C. Ltd., a wholly-owned subsidiary of the Company (the “Purchaser”), and Goldcorp Canada Ltd. (“GCL”), a subsidiary of Newmont Corporation (“Newmont”), have entered into a share purchase agreement dated November 17, 2024 (the “Agreement”), pursuant to which the Purchaser will acquire all of the issued and outstanding shares (the “Purchased Shares”) of Musselwhite Mine Ltd., a newly formed wholly-owned subsidiary of GCL, which will hold the associated right and title to the property and assets related to the gold mining complex known as the “Musselwhite Mine” (“Musselwhite”) located in the Province of Ontario, Canada (the “Transaction”). In consideration for the Purchased Shares, the Purchaser has agreed to pay:

a.	US$810,000,000 in cash, representing the base purchase price (the “Base Purchase Price”), on the closing date of the Transaction (the “Closing Date”);

b.	US$20,000,000 (the “First Deferred Amount”) in cash, by no later than ten (10) business days following the first anniversary of the Closing Date, unless the average spot gold price is equal to or less than US$2,900/oz during the period commencing on the Closing Date and ending on first anniversary thereof, in which case the First Deferred Amount will be reduced to US$0; and

c.	US$20,000,000 (the “Second Deferred Amount”) in cash, by no later than ten (10) business days following the second anniversary of the Closing Date, unless the average spot gold price is equal to or less than US$3,000/oz during the period commencing on the first anniversary of the Closing Date and ending on second anniversary thereof, in which case the Second Deferred Amount will be reduced to US$0.

The Company has arranged the following financing commitments in order to fund the Base Purchase Price of the Transaction:

•	Credit Facility: US$150,000,000 available under the Company’s existing revolving credit facility and a new US$100,000,000 term loan with a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital LLC.

•	Concurrent Private Placement: Pursuant to a subscription letter (the “Subscription Letter”) executed by each of Fairfax Financial Holdings Limited (“Fairfax”), Pierre Lassonde, and Trinity Capital Partners Corporation (“Trinity”) (collectively, and together with their affiliates, the “Subscribers”), the Subscribers have committed to subscribe for senior unsecured convertible notes of the Company in the aggregate principal amount of US$200,000,000 (the “Notes”).

•	Gold Prepay Facility: Pursuant to commitment letters (the “Gold Prepay Letters”) with each of the Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital Markets LLC (together, the “Gold Prepay Lenders”), the Gold Prepay Lenders have committed, subject to the terms and conditions therein, to provide a gold prepay to the Company in the amount of US$360,000,000.

The Transaction will have significant benefits to Orla and its shareholders, including:

•	Acquisition of a high-quality, long-life, producing gold mine: Musselwhite is an established operation with nearly 6 Moz of gold produced over the past 28 years, 1.5 Moz of gold reserves with additional mineral resources, as well as identified upside potential supporting opportunities for significant mine life extension. The mineralization at Musselwhite is hosted in a banded iron formation (BIF) that remains open along a known strike extent, at least one kilometre beyond the current reserves. The total mining and exploration lease covers over 65,000 hectares.

•	Strategic entry into Canada establishing an enhanced North American presence: Strengthened portfolio diversification with entry into Ontario, Canada – a tier one mining jurisdiction. Located in a mining-friendly region with a strong work force and robust stakeholder support, the operation benefits from a stable operating environment that further enhances its long-term value. The combination of quality assets in Ontario, Canada, Nevada, United States, and Zacatecas, Mexico creates a premier North America focused gold company.

•	Immediately increases annual gold production by 140% to over 300,000 ounces at competitive costs: Pro forma annual gold production of over 300,000 ounces at combined all-in sustaining cost[1] of US$1,080/oz2. Through the development of South Railroad in Nevada, the Company has a pathway to annual production of 500,000 ounces at industry leading costs.

•	No upfront equity dilution with significant support from cornerstone shareholders: Attractive transaction financing package including bank-provided debt and a gold prepay, as well as a placement of the Notes led by Fairfax, Pierre Lassonde and Trinity, allows shareholders to retain exposure to Orla's increasing net asset value with no upfront equity dilution.

•	Accretive to key metrics: The Transaction is expected to be significantly accretive to operating and free cash flow, gold production and gold reserves and resources, all on a per share basis.

•	Strengthened cash flow generation to support growth pipeline: Musselwhite is expected to generate over US$150,000,000 in average annual cash flow over the next 6 years. The combined cash flows of Camino Rojo and Musselwhite will allow the Company to self-fund continued investment in its growth pipeline. This includes Musselwhite's growth development, the South Railroad Project, development of the Camino Rojo sulphides project, and exploration in all three countries. The Company has a robust cash position of approximately US$150,000,000 as of December 9, 2024.

•	Musselwhite is well suited to Orla's technical capabilities: Orla's experienced management team boasts in-depth experience developing and operating underground mines, including many in Canada, and is supplemented by the board of directors’ operating history with the asset.

•	Increased leverage to strong gold price environment: Production uplift from Musselwhite increases exposure to the current record gold price environment.

At the Meeting, the shareholders of the Company will be asked to consider and, if deemed advisable, pass an ordinary resolution to approve the Transaction (the “Acquisition Resolution”). As Newmont is a "related party" of Orla under Multinational Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"), the Common Shares held by Newmont or its affiliates will be excluded from the vote

1 Non-GAAP measure. Excludes exploration and project growth spending. Refer to the “Non-GAAP Measures” section of the enclosed Circular (as defined below).

2 Based on combined 2024 guidance Orla (Midpoint of 130-140koz and "low end" of US$800-900/oz AISC) and Musselwhite life of mine (“LoM”) averages as per the Technical Report (as defined below) (202 koz and US$1,269/oz AISC).

on the Transaction Resolution in accordance with MI 61-101. In addition, the Common Shares held by Fairfax and Mr. Lassonde will be excluded from the Acquisition Resolution pursuant to section 604(a)(ii) of the TSX Company Manual.

The board of directors of the Company (the “Board”) (excluding Scott Langley, Newmont’s representative on the Board), after careful consideration of the Formal Valuation (as defined and discussed in the enclosed Circular (as defined below)) and such other matters as it considered relevant, as more particularly described under the heading “Reasons for and Benefits of the Transaction” contained in the Circular, including, among other things, (i) the terms and conditions of the Agreement and related transaction documents; (ii) the benefits and risks associated with the Transaction; (iii) the impact of the Transaction on other stakeholders of the Company; and (iv) consultations with management and their legal and financial advisors, determined it advisable and in the best interests of the Company to: (A) approve the Company’s execution of the Agreement and related transaction documents and the performance of its obligations thereunder; and (B) recommend that the shareholders vote in favour of the Acquisition Resolution and the Financing Resolution (as defined below) at the Meeting.

THE CONCURRENT PRIVATE PLACEMENT

To fund a portion of the purchase price of the Transaction, the Company entered into the Subscription Letter with Pierre Lassonde, Trinity, and Fairfax whereby such Subscribers have agreed to subscribe for the Notes in the aggregate principal amount of US$200,000,000 together with common share purchase warrants (the “Concurrent Private Placement”), all as more particularly described in the Circular. Under the rules of the Toronto Stock Exchange (the “TSX”), as the Concurrent Private Placement will result in more than 10% of the issued and outstanding Common Shares being made issuable to "insiders" (as defined in the TSX Company Manual) of the Company, of which Fairfax and Mr. Lassonde are, and create the potential for Fairfax to become a control person of the Company, the Concurrent Private Placement is subject to the approval of the shareholders of the Company, excluding Fairfax, Mr. Lassonde and Newmont, and their respective joint actors, if any.

Accordingly, at the Meeting the shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution to approve the Concurrent Private Placement and the potential creation of a new control person of the Company (together, the “Financing Resolution”). Shareholder approval of both the Acquisition Resolution and the Financing Resolution is a condition precedent to the completion of the Transaction.

THE MEETING

The enclosed management information circular (the “Circular”) provides important information on the matters to be considered at the Meeting, including information about the Transaction and the Concurrent Private Placement, which you will be asked to approve.

The directors and officers of the Company, along with certain key Shareholders, namely Pierre Lassonde, Fairfax, Trinity, and Agnico Eagle Mines Limited (collectively with Newmont, the “Supporting Shareholders”), have entered into voting support agreements (“Voting Agreements”) with the Company, the Purchaser and GCL and under which they have agreed, among other things, to vote in favour of the Transaction and the Concurrent Private Placement. Newmont has also agreed to vote in favour of the Concurrent Private Placement pursuant to the Agreement. Irrespective of the Voting Agreements and the Agreement, the votes of Fairfax, Mr. Lassonde and Newmont will be excluded from calculating approval of the resolutions. Collectively, the Supporting Shareholders represent (i) in aggregate approximately 52% of the Common Shares and (ii) 19.05% of the Common Shares eligible to vote on the Acquisition Resolution approving the Transaction and the Financing Resolution approving the Concurrent Private Placement, respectively (excluding the Common Shares held by Newmont, Fairfax and Mr. Lassonde, and their respective joint actors, if any).

Your participation at the Meeting is important to us, regardless of the number of Common Shares that you own. We encourage you to read the Circular and to exercise your right to vote on the items for consideration at the Meeting. If you are unable to attend the Meeting, we encourage you to complete and return your form of proxy or voting instruction form in accordance with the instructions in the Circular to ensure that your votes are counted.

SHAREHOLDER QUESTIONS

Shareholders who have questions or need assistance with voting their Common Shares should contact Laurel Hill Advisory Group Company by telephone at by telephone at 1-877-452-7184 (toll-free in North America) or 416-304-0211 (collect outside North America) or by email at assistance@laurelhill.com.

THANK YOU

On behalf of the Board, thank you for your continued support and engagement and we look forward to your participation at the Meeting.

Sincerely,

“Charles Jeannes”

Chairman of the Board of Directors

ORLA MINING LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of Orla Mining Ltd. (the “Company”) will be held on January 21, 2025 at 8:00 a.m. (Vancouver time) at 1133 Melville St #3500, Vancouver, BC V6E 4E5, for the following purposes:

(a)	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution (the “Acquisition Resolution”), the full extent of which is set forth in Schedule “A” to the management information circular attached hereto (the “Circular”), authorizing and approving the Company’s acquisition of all the issued and outstanding shares of Musselwhite Mine Ltd., a wholly owned subsidiary of Goldcorp Canada Ltd., which will hold the assets and liabilities of the gold mining complex known as the “Musselwhite Mine” located in the Province of Ontario, including any property and assets related to such mine, and enter into any further agreements and take any further actions as required to complete the transaction as contemplated in the share purchase agreement dated November 17, 2024;

(b)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Financing Resolution”), the full extent of which is set forth in Schedule “A” to the Circular attached hereto, approving the issuance of a respective portion of senior unsecured convertible notes of the Company (“Notes”) in the aggregate principal amount of US$200,000,000, together with the issuance of the common shares of the Company (“Common Shares”) upon conversion thereof, and the issuance of common share purchase warrants of the Company (“Warrants”), together with the issuance of the Common Shares upon conversion thereof, to each of Pierre Lassonde and Fairfax Financial Holdings Limited (“Fairfax”), or a respective affiliate thereof (the “Concurrent Private Placement”); and

(c)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The record date is December 9, 2024 (the “Record Date”) for determining Shareholders who are entitled to receive notice of and to vote at the Meeting. Only registered shareholders of the Company (“Registered Shareholders”), as of the Record Date, are entitled to receive this notice of the Meeting (“Notice of Meeting”) and to attend and vote at the Meeting.

Each Registered Shareholder whose name is entered on the central securities register of the Company at the close of business on the Record Date is entitled to one vote for each Common Share registered in his, her or its name. In order to become effective, each of the Acquisition Resolution and the Financing Resolution must be approved by a simple majority (50%) of votes cast on such resolution by holders of Common Shares present in person or represented by proxy at the Meeting, other than votes attached to Common Shares required to be excluded from such resolution pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and the rules of the Toronto Stock Exchange.

Registered Shareholders are requested to read, complete, sign, date and return the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc., by 8:00 a.m. (Vancouver time) on January 17, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting in the event of any adjournment or postponement thereof. The deadline for the deposit of proxies may be extended or waived by the Chair of Meeting at his discretion without notice.

If your Common Shares are not registered in your name but are held through a broker, investment dealer, bank, trust, company, custodian, nominee or other intermediary (a “Non-Registered Shareholder”) and you have not objected to your Intermediary disclosing certain ownership information to the Company, you can expect to receive a voting instruction form (“VIF”). Please complete and return the request for voting instructions in accordance with the instructions provided. Failure to do so may result in such securities not being voted at the Meeting.

A Shareholder who wishes to appoint a person other than the management nominees identified on the applicable form(s) of proxy or VIF, as applicable, to represent him, her or it at the Meeting may do so by inserting such person’s name in the blank space provided in the applicable form(s) of proxy or VIF, as applicable, and following the instructions for submitting such form of proxy or VIF, as applicable. If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and participate at the Meeting as your proxy and vote your Common Shares, including if you are not a Registered Shareholder and wish to appoint yourself as proxyholder to attend, participate and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular.

Non-Registered Shareholders should carefully follow the instructions of their intermediaries to ensure that their Common Shares are voted at the Meeting in accordance with such Shareholder’s instructions.

Dated December 9, 2024.

By Order of the Board of Directors

“Jason Simpson”

Jason Simpson President, Chief Executive Officer and Director

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is furnished in connection with the solicitation by management (“Management”) of Orla Mining Ltd. (the “Company” or “Orla”) of proxies to be used at the Company’s special meeting of the holders (“Shareholders”) of common shares of the Company (the “Common Shares”) to be held on January 21, 2025 (the “Meeting”) or at any adjournment or postponement thereof at the time and place and for the following purposes:

(a)	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution, the full extent of which is set forth in Schedule “A” hereto (the “Acquisition Resolution”), authorizing and approving the Company’s acquisition of all the issued and outstanding shares of Musselwhite Mine Ltd., a wholly owned subsidiary of Goldcorp Canada Ltd. (“GCL”), which will hold the assets and liabilities of the gold mining complex known as the “Musselwhite Mine” located in the Province of Ontario, including any property and assets related to such mines, and enter into any further agreements and take any further actions as required to complete the transaction as contemplated in the share purchase agreement dated November 17, 2024 (collectively, the “Transaction”);

(b)	to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution (the “Financing Resolution” and, together with the Acquisition Resolution, the “Shareholders Resolutions”), the full extent of which is set forth in Schedule “A” to the Circular attached hereto, approving the issuance of a respective portion of senior unsecured convertible notes of the Company (“Notes”) in the aggregate principal amount of US$200,000,000, together with the issuance of the common shares of the Company (“Common Shares”) upon conversion thereof, and the issuance of common share purchase warrants of the Company (“Warrants”), together with the issuance of the Common Shares upon conversion thereof, to each of Pierre Lassonde and Fairfax Financial Holdings Limited (“Fairfax”), or a respective affiliate thereof (the “Concurrent Private Placement”); and

(c)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Meeting will be held will be held in person on January 21, 2025 at 8:00 a.m. (Vancouver time) at 1133 Melville St #3500, Vancouver, BC V6E 4E5.

No person has been authorized to give any information or make any representation in connection with the matters set out in this Circular or the accompanying notice of special meeting (the “Notice of Meeting”), other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Only registered Shareholders (“Registered Shareholders”) and duly appointed proxyholders will be able to vote at and attend Meeting.

Registered Shareholders are requested to read, complete, sign, date and return the applicable enclosed form of proxy in accordance with the instructions set out therein and in the Circular. In order to be valid for use at the Meeting, proxies must be received by our transfer agent, Computershare Investor Services Inc. (“Computershare”), by 8:00 a.m. (Vancouver time) on January 17, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting in the event of any adjournment or postponement thereof. The deadline for the deposit of proxies may be extended or waived by the Chair of Meeting at his discretion without notice.

If your Common Shares are not registered in your name but are held through a broker, investment dealer, bank, trust, company, custodian, nominee or other intermediary (a “Non-Registered Shareholder”), please consult the section entitled “Non-Registered Holders” hereto for instructions as to the procedure for voting your Common Shares.

Reporting Currencies and Accounting Principles

This Circular contains references to Canadian dollars (“C$”) and United States dollars (“US$”, or “US dollars”). All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.

The most recent audited condensed consolidated financial statements of the Company and the unaudited pro forma condensed combined financial statements set forth in Schedule “B” to this Circular are reported in United States dollars and are prepared in accordance with International Financial Reporting Standards (“IFRS”), which differ from United States generally accepted accounting principles ("U.S. GAAP") in certain material respects, and thus they may not be comparable to financial statements of United States companies.

Conversely, the Musselwhite Mine financial statements and other financial information concerning Musselwhite Mine included in this Circular have been prepared in accordance with U.S. GAAP, which differs from IFRS in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with IFRS.

Currency Exchange Rate Information

The high, low, average and closing rates for the US dollars in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Nine Months Ended September 30, 2024	Six Months Ended June 30, 2024	Year ended December 31, 2023
	(expressed in Canadian dollars)
High	1.3858	1.3807	1.3875
Low	1.3316	1.3128	1.3128
Average	1.3604	1.3457	1.3497
Closing	1.3499	1.3520	1.3544

Cautionary Note Regarding Forward-Looking Statements

This Circular contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential benefits to be derived from the Transaction, including accretion to operating and free cash flow, production, reserves and resources, as well as potential benefits to Shareholders; the closing of the Transaction, including receipt of all necessary shareholder and regulatory approvals, and the timing thereof; the Company’s production following completion of the Transaction, including its ability to reach 500 thousand ounces gold production per annum; projected net present value, production, revenue, costs, taxes, sensitivities, and cash flows from Musselwhite Mine; potential exploration, additional value, operational improvements, and mine life extension at Musselwhite Mine; the timing of production at the South Railroad Project; the Company’s ability to self fund its growth pipeline; mineral resource and reserve estimates; and the Company’s goals and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of Management on the date the statements are made, and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the Company following completion of the Transaction; completion of the Transaction, including receipt of required shareholder approvals, the future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the

Company’s ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company’s credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company, its properties or Musselwhite Mine.

Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the failure to obtain shareholder approvals in connection with the Transaction; uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company’s dependence on the Camino Rojo oxide mine; risks related to the Company’s indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company’s securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company’s significant Shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company’s objectives and strategies; as well as those risk factors discussed in this Circular, the Company’s most recently filed management’s discussion and analysis, and its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if Management’s beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This Circular has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Non-GAAP Measures

The Company has included certain performance measures in this Circular which are not specified, defined, or determined under generally accepted accounting principles (in the Company’s case, IFRS). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

All-In Sustaining Cost

The Company has provided AISC performance measures that reflect all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the AISC definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate cash flow from operating activities.

Cash Costs

The Company calculated total cash costs as the sum of operating costs, royalty costs, production taxes, refining and shipping costs, net of by-product silver credits. Cash costs per ounce is calculated by taking total cash costs and dividing such amount by payable gold ounces. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing operating performance.

SUMMARY

The following information is a summary of the contents of this Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere in this Circular or incorporated by reference herein. All defined terms used herein are as defined elsewhere in the Circular. The full text of the Share Purchase Agreement is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Date and Place of the Meeting

The Meeting will be held on January 21, 2025 at 8:00 a.m. (Vancouver Time) in person at Suite 3500 –1133 Melville Street, Vancouver, British Columbia V6E 4E5.

Purpose of the Meeting

The purpose of the Meeting is to consider the proposed Transaction and related matters and, if deemed advisable, pass, with or without variation, resolutions to approve all matters relating to the Transaction including the Acquisition Resolution and the Financing Resolution, as more particularly disclosed in this Circular.

Parties

The Company is a reporting issuer in all the provinces and territories of Canada, and the outstanding Common Shares of the Company are listed on the TSX under the symbol "OLA" and the NYSE American under the symbol “ORLA”. See the section entitled "Information Relating to the Company".

GCL is a private company incorporated under the federal laws of Canada and a wholly-owned subsidiary of Goldcorp Inc. which, in turn, is a wholly owned subsidiary of Newmont. GCL owns a 100% interest in the Musselwhite Mine. See the section entitled “Information Relating to GCL".

Interests of Certain Persons in the Acquisition

Scott Langley, a director of the Company, is also an officer of Newmont which may constitute a disclosable interest within the meaning of Section 120(1) of the CBCA and, accordingly pursuant to Section 120(5) of the CBCA, Mr. Langley has disclosed his interest in the Transaction and abstained from participating in any discussions and voting on all resolutions of the Board concerning the Transaction.

Overview of Transaction

On November 17, 2024, the Company, together with the Purchaser, entered into the Share Purchase Agreement to acquire Musselwhite Mine in Ontario from GCL for upfront cash consideration of US$810,000,000 and gold- price linked contingent consideration of US$40,000,000, to be paid, if payable, on the first and second anniversary of the Closing Date subject to the specified threshold gold price at such times.

The cash consideration will be financed through a combination of the Company’s existing undrawn debt capacity, new indebtedness, a gold pre-pay facility, and convertible notes offering led by the Company’s existing cornerstone investors. There is no upfront equity dilution associated with the Transaction.

See the section entitled "The Transaction".

Business of the Meeting

At the Meeting, Shareholders will be asked to (a) approve the Transaction, and (b) approve the Concurrent Private Placement, by voting in favour of the Acquisition Resolution and the Financing Resolution, respectively. See Schedule “A” hereto, for the full text of the Shareholders Resolutions.

Shareholder approval of the Transaction and the Concurrent Private Placement are conditions precedent to the completion of the Transaction. The resolutions set out in paragraphs (a) to (b) above are interdependent and therefore, in the event either of these resolutions are not passed at the Meeting, the Transaction will not be completed, and the Share Purchase Agreement will be terminated.

See the section entitled “Particulars of Matters to be Acted Upon at the Meeting”.

Reasons for the Transaction

In reaching its conclusion to approve the Transaction and related matters, and unanimously (with Mr. Langley abstaining) recommending that Shareholders vote in favour of the Shareholders Resolutions, the Board considered, among other things, the following factors:

•	Acquisition of a high-quality, long-life, producing gold mine: Musselwhite Mine is an established operation with nearly 6 Moz of gold produced over the past 28 years, 1.5 Moz of gold reserves with additional mineral resources, as well as identified upside potential supporting opportunities for significant mine life extension. The mineralization at Musselwhite Mine is hosted in a banded iron formation (BIF) that remains open along a known strike extent, at least one kilometre beyond the current reserves. The total mining and exploration lease covers over 65,000 hectares.

•	Strategic entry into Canada establishing an enhanced North American presence: Strengthened portfolio diversification with entry into Ontario, Canada – a tier one mining jurisdiction. Located in a mining-friendly region with a strong work force and robust stakeholder support, the operation benefits from a stable operating environment that further enhances its long-term value. The combination of quality assets in Ontario, Canada, Nevada, United States, and Zacatecas, Mexico creates a premier North America focused gold company.

•	Immediately increases annual gold production by 140% to over 300,000 ounces at competitive costs: Pro forma annual gold production of over 300,000 ounces at combined AISC[3] of US$1,080/oz4. Through the development of South Railroad in Nevada, the Company has a pathway to annual production of 500,000 ounces at industry leading costs.

•	No upfront equity dilution with significant support from cornerstone shareholders: Attractive transaction financing package including bank-provided debt and a gold prepay, as well as a placement of the Notes led by Fairfax, Pierre Lassonde and Trinity Capital Partners Corporation (“Trinity”), allows shareholders to retain exposure to the Company's increasing net asset value with no upfront equity dilution.

•	Accretive to key metrics: The Transaction is expected to be significantly accretive to operating and free cash flow, gold production and gold reserves and resources, all on a per share basis.

•	Strengthened cash flow generation to support growth pipeline: Musselwhite Mine is expected to generate over US$150,000,000 in average annual cash flow over the next 6 years. The combined cash flows of Camino Rojo and Musselwhite Mine will allow the Company to self-fund continued investment in its growth pipeline. This includes Musselwhite Mine's growth development, the South Railroad Project, development of the Camino Rojo sulphides project, and exploration in all three countries. The Company has a robust cash position of approximately US$150,000,000 as of December 9, 2024.

3 Non-GAAP measure. Excludes exploration and project growth spending. Refer to the “Non-GAAP Measures” section of this Circular.

4 Based on combined 2024 guidance Orla (Midpoint of 130-140koz and "low end" of US$800-900/oz AISC) and Musselwhite Mine LoM averages as per the Technical Report (as defined below) (202 koz and US$1,269/oz AISC).

•	Musselwhite is well suited to Orla's technical capabilities: The Company's experienced management team boasts in-depth experience developing and operating underground mines, including many in Canada, and is supplemented by the Board's operating history with the asset.

•	Increased leverage to strong gold price environment: Production uplift from Musselwhite Mine increases exposure to the current record gold price environment.

The Musselwhite Mine

The Musselwhite Mine property is located in the Patricia Mining District in north-western Ontario, on traditional territory of North Caribou Lake First Nation, in the Kenora District of Ontario, Canada. The Musselwhite Mine is comprised of 940 exploration claims and 338 mining leases, 100% owned by GCL, issued under the Ontario Mining Act. Musselwhite is a producing, underground gold mine that has been in operation for over 25 years, having produced close to 6,000,000 ounces of gold to date, with a long history of resource growth and conversion.

Current as of December 31, 2023, proven gold reserves contained 707,000 ounces (3,250,000 tonnes at grade of 6.76 g/t Au) and probable gold reserves contained 766,000 ounces (4,100,000 tonnes at grade of 5.81 g/t Au) within a measured and indicated resource5 of 1,800,000 ounces (9,520,000 tonnes at 5.78 g/t Au) and an inferred resource of 190,000 ounces (1,200,000 tonnes at 4.96 g/t Au).

The Company commissioned an independent NI 43-101 technical report for Musselwhite Mine in connection with the Transaction. Based only on the current reserves, Musselwhite Mine has a seven-year mine life (2024- 2030) with average annual gold production of 202 koz at US$1,269/oz AISC6.

See section entitled “The Musselwhite Mine – Technical Report”.

Selected Unaudited Pro Forma Combined Financial Information

	Nine months ended September 30, 2024	Year ended December 31, 2023
	US$ 000’s	US$ 000’s
Income statement information:
Revenue	$608,533	$584,357
Net income (loss)	80,969	(368,891)[7]
Earnings (loss) per share	$0.25	$(1.18)

5 Inclusive of mineral reserves.

6  Non-GAAP measure. Excludes exploration and project growth spending. Refer to the “Non-GAAP Measures” section of this Circular.

7 This loss includes (a) $72.7 million impairment of the Cerro Quema project in December 2023, and (b) an impairment charge of $292.9 million on goodwill at Musselwhite. Had the Transaction occurred, the impairment charge at Musselwhite Mine would have been included in the computations for consideration given and net assets acquired and would not have been recognized.

As at September 30, 2024
US$000’s
Balance sheet information:
Current assets	$181,613
Mineral properties	1,489,642
Other long-term assets	8,026
Total assets	$1,679,281

Current liabilities	$423,473
Long term liabilities	760,951
Equity	494,857
Total liabilities and equity	$1,679,281

This summary unaudited pro forma combined financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Transaction could differ materially from the pro forma information presented above.

See section entitled “The Musselwhite Mine – Selected Unaudited Pro Forma Combined Financial Information” and Schedule “B” to this Circular.

The Transaction

Pursuant to the Share Purchase Agreement, the Company, through the Purchaser, will acquire a 100% interest in the Musselwhite Mine through the purchase from GCL, or an affiliate thereof, of all the issued and outstanding shares of Musselwhite Mine Ltd.

In consideration for the Purchased Shares, the Purchaser has agreed to pay:

a.	US$810,000,000 in cash, representing the Base Purchase Price, on the Closing Date;

b.	US$20,000,000 in cash, by no later than ten (10) business days following the first anniversary of the Closing Date, unless the average spot gold price is equal to or less than US$2,900/oz during the period commencing on the Closing Date and ending on first anniversary thereof, in which case the First Deferred Amount will be reduced to US$0; and

c.	US$20,000,000 in cash no later than ten (10) business days following the second anniversary of the Closing Date, unless the average spot gold price is equal to or less than US$3,000/oz during the period commencing on the first anniversary of the Closing Date and ending on second anniversary thereof, in which case the Second Deferred Amount will be reduced to US$0.

See the section entitled "The Share Purchase Agreement – Consideration".

The Company has arranged the following financing commitments in order to fund the Base Purchase Price of the Transaction:

•	Credit Facility: US$150,000,000 available under the Company’s existing revolving credit facility and a new US$100,000,000 term loan with a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital LLC.

•	Concurrent Private Placement: Pursuant to the Subscription Letter executed by each of Fairfax, Pierre Lassonde, and Trinity, the Subscribers have committed on behalf of themselves and their affiliates to subscribe for Notes in the aggregate principal amount of US$200,000,000.

•	Gold Prepay Facility: Pursuant to the Gold Prepay Letters with each of the Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital Markets LLC, the Gold Prepay Lenders have committed, subject to the terms and conditions therein, to provide a gold prepay to the Company in the amount of US$360,000,000 as set forth in the Gold Prepay Letters.

See the sections entitled "Source of Funds and Expenses for the Proposed Transaction" and “The Concurrent Private Placement”.

See the section entitled "The Transaction".

Formal Valuation

Pursuant to the Davidson Engagement Letter dated October 31, 2024, the Board retained Davidson to prepare the Formal Valuation in connection with the Transaction and to provide the Formal Valuation as to the fair market value of the Musselwhite Mine in accordance with MI 61-101. The Board concluded that Davidson is qualified and independent for the purposes of MI 61-101.

Davidson delivered to the Board the results of the Formal Valuation opining that, as of the date of the Share Purchase Agreement, subject to the assumptions, limitations and qualifications set forth therein, the fair market value of Musselwhite Mine is between US$910,000,000 and US$940,000,000.

See the section entitled “The Transaction – Formal Valuation” and Schedule “C” of this Circular.

The Concurrent Private Placement

In connection with the Transaction, the Company has entered into the Subscription Letter with Fairfax, Pierre Lassonde, and Trinity for a non-brokered private placement of Notes in an aggregate principal amount of US$200,000,000. The Notes will have the following terms:

•	Interest Rate: 4.5% per annum, payable in cash.

•	Maturity: Five years from the date of issuance.

•	Conversion Right: The Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into Common Shares.

•	Conversion Price: The initial conversion price for the Notes will be C$7.90 (approximately US$5.64) per Share. The Conversion Price represents a premium of 37% relative to the five-day volume-weighted average price of the Common Shares on the TSX as of market close on November 15, 2024, the last trading day prior to the execution of the Subscription Letter, and will be subject to standard anti- dilution adjustments. For the purposes of conversion, the Conversion Price will be converted into U.S dollars using a fixed exchange rate of $1.40 Canadian dollars per US dollar ($0.714 USD/CAD).

•	Redemption Right: After the 18-month anniversary of the issuance, the Company may redeem the Notes, provided that the 20-day volume weighted average price of the Common Shares is not less than 130% of the Conversion Price. Upon redemption, the Notes will convert into Common Shares at the Conversion Price.

•	Warrants: On closing, each holder of the Notes will receive, for each Common Share issuable upon conversion thereof, 0.66 Warrants. The Warrants shall have an exercise price of C$11.50 per Common Share and shall expire on the fifth anniversary of the closing of the Concurrent Private Placement.

The Concurrent Private Placement is expected to close concurrently with and is conditional on the closing of the Transaction.

In aggregate, 58,835,441 Common Shares are issuable pursuant to the Concurrent Private placement, reflecting the sum of 35,443,037 Common Shares issuable upon conversion of all Notes and 23,392,404 Common Shares issuable upon the exercise of all Warrants, and representing approximately 18.3% of the issued and outstanding Common Shares as of the Record Date.

The Concurrent Private Placement is also subject to approval of the TSX and NYSE American. Pursuant to section 604(a)(ii) and 607(g)(ii) of the TSX Company Manual, the TSX requires shareholder approval to be obtained for private placements to “insiders” (as defined in the TSX Company Manual) for listed securities, options or other entitlements to listed securities greater than 10% of the number of securities of the issuer, on a non-diluted basis, prior to the date of closing of the private placement. As the Concurrent Private Placement will result in more than 10% of the issued and outstanding Common Shares being made issuable to insiders of the Company, the Concurrent Private Placement is subject to the approval by an ordinary resolution of the Shareholders, excluding the votes attached to the Common Shares owned or controlled by Newmont, Fairfax and Mr. Lassonde and their respective joint actors, if any.

See the sections entitled “The Concurrent Private Placement”.

Control Person Issuance

Upon consummation of the Concurrent Private Placement Fairfax will receive sufficient Notes and Warrants to, upon conversion and exercise thereof, materially effect control of the Company. As such, the issuance of Notes to Fairfax forms part of the Financing Resolution and is, according to section 604(a)(i) of the TSX Company Manual, subject to an ordinary resolution of the Shareholders, excluding Common Shares owned or controlled by Fairfax, and its respective joint actors, if any, pursuant to the TSX Company Manual. See sections entitled “Control Person Issuance” and “The Concurrent Private Placement Under MI 61-101”.

MI 61-101

Newmont, as a holder of more than 10% of the voting rights attached to the outstanding Common Shares, is a "related party" of the Company under MI 61-101 and, therefore, the Transaction is a “related party transaction”, which requires among other things that (i) the Transaction receive majority approval of the Shareholders, excluding all Common Shares held by Newmont or any of its affiliates, and (ii) the Company obtain a formal valuation relating to assets acquired pursuant to the Transaction. In addition to the requirements of MI 61-101, minority shareholder approval of the Transaction is required pursuant to sections 501(c) and 604(a)(ii) of the TSX Company Manual. See the section entitled "The Transaction Under MI 61-101".

Fairfax and Mr. Lassonde also hold more than 10% of the voting rights attached to the outstanding Common Shares and are, therefore, "related parties" of the Company as defined under MI 61-101. As such, the issuance of the Convertible Notes and Warrants to Fairfax and Mr. Lassonde is a "related party transaction" within the meaning MI 61-101. However, as neither the fair market value of the securities acquired, nor the consideration for the securities paid, insofar as it involves Fairfax and Mr. Lassonde, exceeds 25% of the Company's market capitalization, the issuance of securities is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101 and exempt from the minority approval requirements of Section 5.6 of MI 61-101 pursuant to Subsection 5.7(1)(a) of MI 61-101. See the sections entitled “The Concurrent Private Placement Under MI 61-101”.

Voting Support Agreements

The directors and officers of the Company, along with certain key Shareholders, namely Pierre Lassonde, Fairfax, Trinity, and Agnico Eagle (collectively with Newmont, the “Supporting Shareholders”), have entered into voting support agreements (“Voting Agreements”) with the Company, the Purchaser and GCL and under which they have agreed, among other things, to vote in favour of the Transaction and the Concurrent Private Placement.

Newmont has also agreed to vote in favour of the Concurrent Private Placement pursuant to the Share Purchase Agreement. Irrespective of the Voting Agreements and the Share Purchase Agreement, the votes of Fairfax, Mr. Lassonde and Newmont will be excluded from calculating approval of the Shareholders Resolutions. Collectively, the Supporting Shareholders represent (i) in aggregate approximately 52% of the Common Shares and (ii) 19.05% of the Common Shares eligible to vote on the Acquisition Resolution approving the Transaction and the Financing Resolution approving the Concurrent Private Placement, respectively (excluding the Common Shares held by Newmont, Fairfax and Mr. Lassonde, and their respective joint actors, if any).

Recommendation of the Board

The Board (with Mr. Langley abstaining), having considered all factors it has deemed to be necessary to be considered, unanimously recommends the approval of the Shareholders Resolutions to be presented to the Shareholders at the Meeting. See the section entitled “Particulars of Matters to be Acted Upon at the Meeting – Recommendation of the Board”.

Risk Factors

The Company is subject to a number of risk factors related to the Transaction, the Financings, the Musselwhite Mine, and other related matters, as set out in this Circular. Shareholders should carefully consider these risk factors. See the section entitled “Risk Factors”.

SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

SUMMARY OF MATTERS TO BE VOTED ON AT THE MEETING

No:	Description:	Board’s Recommendation:	Further Information:
1.	Approval of the transaction to acquire the Musselwhite Mine (as defined below) along with all related property and assets.	FOR	Page 50

2.	Approval of a private placement to certain insiders of the Company and such issuances thereunder as to materially affect control of the Company.	FOR	Page 65

SOLICITATION OF PROXIES

It is anticipated that the solicitations will be made primarily by mail in relation to the delivery of the Circular. Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at nominal cost. The cost of the solicitation will be borne by the Company. The Company has also retained Laurel Hill Advisory Group Company (“Laurel Hill”), as its proxy solicitation agent, to assist in the solicitation of proxies with respect to the matters to be considered at the Meeting. For these services, Laurel Hill will receive C$60,000 advisory fee, in addition to a fee for retail shareholder calls and certain out-of-pocket expenses.

The Company has arranged for Intermediaries (as defined below) to forward the Meeting Materials (as defined below) to Non-Registered Shareholders and the Company will reimburse the Intermediaries for their reasonable fees and disbursements in that regard.

This solicitation of proxies and voting instruction forms involves securities of a Company located in Canada and is being effected in accordance with the applicable corporate and securities laws of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the applicable securities laws of Canada and the Toronto Stock Exchange (“TSX”) differ from the disclosure and proxy solicitation requirements under United States securities laws.

APPOINTMENT AND REVOCATION OF PROXIES

The person(s) designated by Management in the enclosed form of proxy are directors and/or officers of the Company (the “Management Proxyholders”). Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than Management Proxyholders to represent the Shareholder at the Meeting or at any adjournment or postponement thereof. Such right may be exercised by striking out the names of the person(s) printed in the accompanying form of proxy and inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another suitable form of proxy and, in either case, delivering the completed and executed form of proxy as provided below.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you have to insert your own name in the blank space provided on the voting instruction form or form of proxy sent to you by your Intermediary and follow the applicable instructions provided by your Intermediary.

A Registered Shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof at the Meeting or any adjournment or postponement thereof.

In addition to revocation in any other manner permitted by law, a proxy may be revoked by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or such holders’ authorized attorney in writing, or, if such a holder is a corporation, under its corporate seal by an officer or duly authorized attorney, and by delivering the proxy bearing a later date to Computershare at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 or to the address of the registered office of the Company at 1010 - 1075 West Georgia St. Vancouver, BC V6E 3C9, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chair of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the Common Shares.

Upon such deposit, the proxy is revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

If you are a Non-Registered Shareholder, please contact your Intermediary or Laurel Hill. Any change or revocation of voting instructions by a Non-Registered Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the proxy or voting instruction form by the Intermediary or its service company to ensure it is effective.

VOTING OF PROXIES

On any ballot that may be called for, the Common Shares represented by a properly executed proxy given in favour of the Management Proxyholders will be voted or withheld from voting in accordance with the instructions given on the ballot. If the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

In the absence of any direction in the instrument of proxy, such Common Shares will be voted in favour of the matters set forth in the accompanying Notice of Meeting. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment or postponement thereof. At the date of this Circular, Management is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting or any other matters which are not now known to Management should properly come before the Meeting or any adjournment or postponement thereof, the Common Shares represented by properly executed proxies given in favour of the Management Proxyholders will be voted on such matters pursuant to such discretionary authority.

REGISTERED SHAREHOLDERS

In the case of Registered Shareholders, the completed, signed and dated form of proxy should be sent in the addressed envelope enclosed to Computershare Investor Services Inc., Attn: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Yl, or via fax to 1-866-249-7775 (toll free North America) or 1-416-263- 9524 (International). Alternatively, Registered Shareholders may vote by telephone by calling 1-866-732-8683 (toll free) or online via www.investorvote.com. To be effective, a proxy must be received not later than 8:00 a.m. (Vancouver time) on January 17, 2025, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

A Registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing, including another proxy bearing a later date, signed by the Registered Shareholder or by the Registered Shareholder’s attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the Registered Shareholder or by the Registered Shareholder’s attorney, who is authorized in writing, to the head office of the Company at any time up to and including the last business day preceding the day of the Meeting, or in the case of any adjournment or postponement of the Meeting, the last business day preceding the day of the adjournment or postponement, or by attending the Meeting in-person and complying with the instructions as provided thereat. A Registered Shareholder may also revoke a proxy in any other manner permitted by law. Only Registered Shareholders have the right to revoke a proxy. A Non- Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

NON-REGISTERED HOLDERS

Only Registered Shareholders (or duly appointed proxyholders) are permitted to vote at the Meeting. However, in many cases, Shareholders are “non-registered” Shareholders because the Common Shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. Non-Registered Shareholders do not appear on the list of Shareholders maintained by the transfer agent.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as Non-Objecting Beneficial Owners (“NOBOs”). Those Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as Objecting Beneficial Owners.

In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular, the form of proxy or voting instruction form and the supplemental mailing list request card (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders. The Company intends to pay for Intermediaries to deliver the Meeting Materials to Non-Registered Shareholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless a Non- Registered Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Shareholders. The majority of Intermediaries now delegate responsibility for obtaining instructions from Non-Registered Shareholders to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails a voting instruction form to Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIF to Broadridge. The Company may utilize Broadridgeʼs QuickVote TM system to assist eligible NOBOs with voting their Common Shares over the telephone.

Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the Non-Registered Shareholder must complete the form of proxy and deposit it with the Company’s registrar and transfer agent, Computershare, as provided above; or

(b)	be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”), which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre- printed form. Sometimes, instead of the one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a barcode and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company. If the Non-Registered Shareholder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form.

In either case, the purpose of this procedure is to permit a Non-Registered Shareholder to direct the voting of the Common Shares which they beneficially own. In addition, an Intermediary subject to the New York Stock Exchange rules and who has not received specific voting instructions from the Non-Registered Shareholder will not be able to vote the Common Shares on all or, as applicable, any matters at the Meeting. Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered. Only Registered Shareholders have the right to revoke a proxy. A Non-Registered Shareholder who wishes to change its vote must arrange for its Intermediary to revoke its proxy on its behalf.

VOTING AT THE MEETING

The Company will hold its Meeting in-person at 1133 Melville St #3500, Vancouver, BC V6E 4E5. In order to streamline the Meeting process, the Company encourages Shareholders to vote in advance of the Meeting using the voting instruction form or the form of proxy mailed to them with the Meeting Materials. Only Registered Shareholders and duly appointed proxyholders will be able attend and/or vote in-person at the Meeting.

Registered Shareholders and duly appointed proxyholders who participate in the Meeting may ask questions in accordance with the instructions provided at the Meeting. Questions will generally only be addressed during a question period at the end of the Meeting, however, questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting.

If you are a Non-Registered Shareholder and wish to vote at the Meeting, you must appoint yourself as proxyholder by inserting your own name in the space provided for appointing a proxyholder on the voting instruction form sent to you and follow all of the applicable instructions, including the deadline, provided by the Intermediary.

RECORD DATE

The board of directors of the Company (the “Board”) has fixed December 9, 2024 (the “Record Date”) as the record date for the purpose of determining holders of Common Shares entitled to receive notice of and to vote at the Meeting. In accordance with the provisions of the Canada Business Corporation Act (the “CBCA”), the Company or its transfer agent will prepare a list of holders of Common Shares on the Record Date. Each Shareholder named in the list or such Shareholder’s proxy will be entitled to vote the Common Shares shown opposite such Shareholder’s name on the list at the Meeting.

QUORUM

A quorum will be present at the Meeting if there are at least two persons present in person, each being a Shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent Shareholder so entitled, holding or representing in the aggregate not less than 25% of the issued and outstanding Common Shares.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SHARES

The authorized voting securities of the Company consist of an unlimited number of Common Shares. As at Record Date, the Company had 321,611,023 Common Shares outstanding, each carrying the right to one vote. Except as otherwise noted in this Circular, a simple majority (50%) of the votes cast at the Meeting, whether in person, by proxy or otherwise, will constitute approval of any matter submitted to a vote.

PRINCIPAL SHAREHOLDERS

To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, controlled or directed, directly or indirectly, more than 10% of the voting rights attached to the outstanding Common Shares except the following:

Shareholder	Number of Common Shares	% of Outstanding Common Shares
Fairfax Financial Holdings Limited (“Fairfax”)	56,817,229	17.7%
Newmont Corporation (“Newmont”)	43,245,294	13.4%
Pierre Lassonde	32,235,963(1)	10.0%
Agnico Eagle Mines Limited (“Agnico Eagle”)	27,602,589(2)	8.6%

Notes:

1.	Mr. Lassonde also holds warrants to purchase 5,200,000 Common Shares and will which, together with his Common Shares represents approximately 11.5% of the Common Shares on a partially-diluted basis.
2.	Agnico Eagle also holds warrants to purchase 10,400,000 Common Shares which, together with its Common Shares represents approximately 11.4% of the Common Shares on a partially-diluted basis.

THE MUSSELWHITE MINE

The gold mining complex known as the Musselwhite mine (the “Musselwhite Mine”), located in the Patricia Mining District of the Province of Ontario, Canada, is a producing, underground gold mine located on the shore of Opapimiskan Lake in Northwestern Ontario. It has been in operation for over 25 years, having produced close to 6,000,000 ounces of gold to date, with a long history of resource growth and conversion.

Current as of December 31, 2023, proven gold reserves contained 707,000 ounces (3,250,000 tonnes at grade of 6.76 g/t Au) and probable gold reserves contained 766,000 ounces (4,100,000 tonnes at grade of 5.81 g/t Au) within a measured and indicated resource8 of 1,800,000 ounces (9,520,000 tonnes at 5.78 g/t Au) and an inferred resource of 190,000 ounces (1,200,000 tonnes at 4.96 g/t Au).

Based only on the current reserves, Musselwhite Mine has a seven-year mine life (2024-2030) with average annual gold production of 202,000 ounces at US$1,269 per ounce all-in sustaining cost (“AISC”)9.

Significant opportunities exist to optimize the operation and extend mine life though known extensions of the ore body.

8 Inclusive of mineral reserves.

9 Non-GAAP measure. Excludes exploration and project growth spending. Refer to the “Non-GAAP Measures” section of this Circular.

MUSSELWHITE MINE TECHNICAL REPORT

The information in this section is summarized, compiled or extracted from the “Technical Report – Musselwhite Mine Project, Ontario, Canada” with an effective date of November 18, 2024 (the “Technical Report”) which is incorporated by reference into this Circular, and is qualified in its entirety with reference to the full text of the Technical Report. The Technical Report was prepared by Ryan S. Wilson, P. Geo., David Frost, FAusIMM, Daniel Gagnon, P.Eng., of DRA Americas Inc., James Theriault, P.Eng., of SLR Consulting (Canada) Ltd., Paul Gauthier, P.Eng., Paul Palmer, P.Eng. and William Richard McBride, P.Eng., of WSP Canada Inc. each of whom are “qualified persons” and independent in accordance with NI 43-101 and has been filed with the securities regulatory authorities in all the provinces and territories of Canada.

Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Readers should read this summary in conjunction with the Technical Report, which is available for review under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

All terms used and not defined in this section have the meaning as set out in the Technical Report.

PROPERTY DESCRIPTION AND LOCATION

The Musselwhite Mine property is located in the Patricia Mining District in north-western Ontario; National Topographic System (NTS) 53 B/9, latitude 52°36'50" N and longitude 90°21'43" W. UTM Coordinates correspond to NAD83 UTM Zone 15N. The Musselwhite Mine is located on traditional territory of North Caribou Lake First Nation, in the Kenora District of Ontario, Canada (Figure 1.1). The operation is approximately 500 kilometers north of Thunder Bay and is accessible by road via Ontario highways ON-17 and ON-599N and by air.

Figure 1.1 – Musselwhite Mine Location

Source: Orla, 2024

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property is accessed by chartered air service from Thunder Bay and a weekly community flight is from Sioux Lookout/Pickle Lake and touches down in the Cat Lake, North Caribou Lake, Kingfisher Lake and Wunnumin Lake. A gravel air strip suitable for STOL-type (short take-off and landing) aircraft is maintained year-round. The communities of Mishkeegogamang and Pickle Lake have year-round road access while communities north of Pickle Lake only have winter road access. For the remainder of the year, access to these northern communities is by aircraft.

The nearest permanent weather monitoring station is located in Pickle Lake. Weather statistics from Environment Canada (https://www.canada.ca/en/services/environment/weather/data-research. html) for the period 1990 – 2012 indicate a mean daily temperature of 0.7°C. Temperatures for the period range between a maximum of 39°C and a minimum of -43°C. The mean annual rainfall is recorded at 510 mm and the mean annual snowfall is 249 cm. The average wind speed is 8.5 km/h and predominantly originates from the west.

Local resources include services from several local First Nation corporations and joint ventures. The local population provides the workforce which accounts for approximately 19% of the mine personnel; additionally skilled labour is available throughout the greater mining areas of northwest Ontario.

Infrastructure to take water supply from Opapimiskan Lake to the mine is present and required quantities of water are not a limiting factor under the Permit to take water.

Road access to the Musselwhite site by the all-weather gravel road from the Town of Pickle Lake includes 42 km of access road that begins at the North Road some 160 km from Pickle Lake. There are six (6) Bailey type bridges between Pickle Lake and the turnoff to Musselwhite and one bridge built to MNR standards on the Musselwhite access road. Site personnel fly in and fly out of the site on a mine owned aircraft that is operated by Wasaya Airlines from Thunder Bay. A weekly community flight is from Sioux Lookout/Pickle Lake and touches down in the Cat Lake, North Caribou Lake, Kingfisher Lake and Wunnumin Lake.

Provincial power and communication lines currently service the mine from the substation located at Pickle Lake via the Musselwhite-owned and operated overhead power transmission line. More recently power to the site was upgraded via a connection to power supplied by Wataynikaneyap Power LP.

Musselwhite’s airstrip, camp, mine complex, tailings storage facility, and mill area are located on the south shore of Lake Opapimiskan.

The topography of the mine site is relatively flat, with granite intrusions associated with regional highlands. Local relief, which ranges from 5 m to a maximum of 45 m. Extensive, low-lying swampy areas surround streams, ponds, and lakes on the property. Regional drainage is north-east towards Hudson Bay, with an average gradient of 3 m/km.

The Opapimiskan Lake area lies within the northern coniferous section of the boreal forest. Predominant species include black spruce, tamarack, and cedar, with local stands of white birch, jack pine, and poplar on better-drained areas.

HISTORY

The Musselwhite Mine has a long and storied history that spans over four (4) decades and is summarized in Table 1.1.

As of February 28, 2024, the operation has milled approximately 30.5 Mt of ore at a head grade of about 5.68 g/t Au, for a total of over 5.5 million recovered ounces.

Table 1.1 – Musselwhite Mine Chronology

Year	Description
1960	Harold and Alan Musselwhite prospect the region.
1962	Gold first discovered in the area by brothers Harold and Allan Musselwhite of Kenpat Mines Ltd. (the “Musselwhite Brothers”) who found erratic gold mineralization in a quartz vein on the north side of Opapimiskan Lake and several showings in iron formation on the south side of the lake.
1962 to 1973	Early exploration and claims to gold at the site
1973	The Musselwhite Prospecting Grubstake is initiated
1973 to 1984	Several exploration campaigns are carried out.
1983	The Musselwhite Joint Venture is formed.
1985 to 1986	Surface drilling confirms a discovery with economic potential has been made.
1986 to 1987	A Pre-Feasibility Study is completed.
1988 to 1989	An underground exploration program is completed. The three (3) remaining partners, Placer Dome (43%), Inco Gold (32%) and Corona (25%), initiate a feasibility study. The economics do not justify developing the mine.
1992 to 1993	A drilling program focuses on the OP and PQ mineralized zones.
1993	Placer Dome purchases the 25% share of Musselwhite, acquired by Homestake Mining Co. through the latter's merger with Corona.
1994	An underground program begins on the T-Antiform structure. The PQ zone is explored by surface diamond drilling.
1994 to 1995	Sinking of exploration shaft commences.
1995	All-weather road connection to north road is completed. Portal excavation commences.
1996	The Musselwhite Joint Venture partners decide to put the property into production, and construction begins immediately following completion of a feasibility study. Underground development of the T-Antiform deposit, and open pit mining of the OP zone, begin.
1997	The first gold bar is poured on March 10, 1997, and the mine enters commercial production on April 1, 1997. Production from the open pit is suspended in August 1997.
2001	One million ounces are produced as of November 7, 2001.
2002	Underground crusher and conveyor are commissioned.
2002 to 2003	The merger of Kinross, TVX, and Echo Bay is completed. The new Kinross Gold Corporation acquires approximately 32% of the Musselwhite Mine.
2003	PQ Deeps deposit discovered. This deposit is notably higher grade than the existing mine’s reserve at the time.
2005	Mine produces record 250,383 ounces of gold.
2006	Barrick successfully completes take-over of Placer Dome and sells Musselwhite Mine to Goldcorp Canada Ltd.
2006	Total gold production reaches 2 million ounces.
2007	Mining commenced in the Esker Deposit. Goldcorp acquired the 32% Kinross Gold Corporation participation becoming the 100 % owner.
2010	Third millionth ounce pour. In February Musselwhite becomes the first Canadian Mine to adopt the International Cyanide Code.
2011	Esker Vent shaft sinking project commenced.
2012	June the site was evacuated, except for a skeleton crew, due to a severe forest fire. It was stopped by the MNR fire fighters, mostly aircraft, very close to the Esker site.

Year	Description
2014

September Harmonic filter bank installed and commissioned at Esker site; Poured cumulative 4,000,000 oz Au on July 31, 2014;

Abandonment of the Esker Mine Shaft Project; the 6.2 m (20.3 ft) diameter shaft is now used as an exhaust raise from 315 m (1,033.5 ft) L. The Esker Mine Shaft Project was cancelled in favour of the new Winze Project.

2015	Total gold production reaches 4 million ounces.
2016	Materials Handling Project works commence; The unlined raise (“Esker Mine Shaft”) was completed in 2016. Two new 2,012 kW (1,500 hp) variable pitch downcast fans were installed for this project and also to upgrade existing mine ventilation.
2017	Implementation of multi-unit tele-remote scoop operation on site and remote mucking operation from Thunder Bay office. Underground tagging and tracker system (Electronic Tag Board) implemented.
2018	Musselwhite Integrated Remote Operations Centre (IROC) opened in Thunder Bay in June to provide tele remote operational support to the underground mining operations
2019	Newmont acquired Musselwhite in connection with its $10-billion acquisition of Goldcorp in 2019. Materials Handling Project completed, with the first ore processed in Q1.
2019 to 2021	Conveyor system caught fire on March 29, leading to a power shutdown and subsequent flooding that would halt production for a period of nearly 1 year. Restoration efforts were nearing completion when Covid-19 pandemic related shutdowns led to further commissioning delays in 2020 and 2021.
2020	Geotechnical studies and Map3D numerical model completed to assess the proposed mine plan and provide guidance on PQD Extension 1.
2021	Strategic planning session with a cross-functional team to understand the potential of the PQD orebody / align on the path to add PQD reserves to the LoM. Supported by completion of much technical work / test work / studies.
2022	In 2022, Musselwhite transitions all line-of-sight load, haul and dump activities underground to fully remote operations with the introduction of automation technology.
2023	Electrical Upgrade completed - The Wataynikaneyap Project, expands the power capacity line serving Musselwhite Mine from a maximum site capacity of 19,500 kW to 23,000 kW.
2024	As announced on November 18, 2024, Orla Mining Ltd. agreed to acquire Musselwhite from Newmont.

GEOLOGICAL SETTING AND MINERALIZATION

The North Caribou Greenstone Belt (NCGB) is located in the middle of the North Caribou terrane of the Western Superior Province, on the south side of a large-scale crustal boundary between the North Caribou Core and Island Lake Domain (Stott et al., 2010) as depicted in Figure 1.2. It comprises nine (9) volcanic-dominated assemblages formed during two major magmatic phases dated at ca. 2980 and ca. 2870 Ma. Sedimentary- dominated assemblages lie in the core of the NCGB, and are interpreted to have been deposited after 2980 Ma in the northern NCGB, and after 2850 Ma in the southeastern NCGB. Stratigraphic correlations between assemblages of the NCGB are based on the nature of their contacts, geochronological constraints, and geological and geochemical characteristics of their respective sequence. All assemblages are metamorphosed ranging from greenschist to amphibolite, with rare pockets of granulite. The NCGB is bounded by five (5) main intrusive phases emplaced during the two magmatic phases at ca. 2870-2850 Ma and ca. 2750-2690 Ma (Oswald, 2018).

Figure 1.2 – Musselwhite Mine Regional Geologic Setting

a)
91°W
Island Lake Domain
(Schade Lake gneissic complex)
2860–2840 Ma
Weagamow Batholith
2990 Ma
Schade Lake
53°N
Weagamow Lake
North Caribou Lake
Dinnick Lake S. Z.
Akow Lake S. Z.
Skinner Lake
Opapimiskan Lake
MUSSELWHITE
North Caribou Pluton
2870–2850 Ma
Markop S. Z.
Totogan S. Z.
Southern Batholith
2730–2720 Ma
0 7.5
kilometres
North Caribou Greenstone Belt
Ma
? Aguata Arm & Keeyask metavolcanic assemblage
2980 South Rim metavolcanic assemblage
2960 Opapimiskan-Markop metavolcanic assemblage
2860 North Rim metavolcanic assemblage
? Forester-Neawagank metavolcanic assemblage
<2850 Eyapamikama metasedimentary rocks
Zeemel-Heaton metasedimentary rocks
Geological contact
Shear zone (S. Z.)
Gneissic tonalite suite
Migmatised supracrustal rocks
Massive granite to granodiorite
Foliated tonalite suite
b)
Domain Boundary
Terrane Boundary
Hudson Bay Terrane
Island Lake Domain
North Caribou Superterrane
English River T.
Opatica
Winnipeg River T.
Marmion T.
Quetico Terrane
Western Wabigoon T.
Wawa-Abitibi Terrane
Wawa-Abitibi Terrane
Lake Superior
0 250
Kilometres
c)
Canada
U.S.A
Fig. b

Source: Oswald, 2018

The envelope of the main structural fabric and fold structures is roughly parallel to the contact of the narrow, elongate, two-arc shape of the North Caribou belt. Three (3) major phases of ductile to brittle-ductile deformation have been documented (D1, D2, D3) with the dominant regional structural pattern being related to D2. Gold occurrences have been identified in seven of the nine assemblages of the NCGB. Other commodity occurrences include Ag-Zn-Pb-Cu, Zn-Cu-Pb and Pt-Pd. Gold is frequently spatially associated with D2 related structures. Most gold occurrences are quartz-vein type hosted in mafic volcanic rocks and silicate facies iron formation, with subordinate mineralization hosted in biotite and amphibolite schists. (Oswald, 2018).

Mineralization at Musselwhite is predominantly found in sub-vertical high strain zones in the favourable silicate facies of the Northern Iron Formation, and to a lesser extent the oxide facies in both the Northern and Southern Iron Formation. Significant mineralization is also locally hosted in mafic volcanics and garnet-biotite schists in the West Limb deposits. In addition to the main hosts of mineralization, anomalous gold concentrations also occur property-wide and within all of the major lithologies. A positive correlation exists between gold and pyrrhotite mineralization in the Northern Iron Formation silicate facies. In general terms, this translates to 1 g/t Au for each percentage increase in pyrrhotite, up to approximately 15% pyrrhotite. This correlation between gold and pyrrhotite does not apply to mineralization in the Southern Iron Formation or the West Limb. The locations of key mineralized zones are shown with stratigraphic and structural relationships on a composite geology vertical section in Figure 1.3.

Mineralization is sulfide replacement of iron formation with quartz-pyrrhotite flooding and veining. Mineralization is best developed where structural permeability has been increased, either by folding, brittle or ductile deformation or in combination. Mineralization is thought to have been emplaced during D2 deformation and peak metamorphism (Oswald, 2018).

Quartz-pyrrhotite veins/floods are composed of massive, glassy blue to grey quartz with up to 20% fine to medium-grained pyrrhotite locally and occur as anastomosing networks of multiple veinlets that pinch and swell along strike as well as up and down dip. Accessory minerals include albite, almandine garnet and calcite, minor arsenopyrite, pyrite, chalcopyrite, and native gold. Sulfide mineralization in the veins is strongly structurally controlled, occurring within small-scale boudins, along the margins of the veins and as fine stringers within the vein itself. Sulfide replacement style mineralization is characterized by 2% to locally 15% fine-grained disseminated pyrrhotite, trace to locally 2% arsenopyrite, trace to 2% pyrite. Gangue minerals consist of almandine garnet, quartz and or chert, grunerite, actinolite, biotite, magnetite, calcite with accessory epidote and zircon.

Visible native gold is commonly observed as isolated specks within quartz. The majority of the gold occurs in pyrrhotite micro-fractures within garnet-rich, silicate domains.

Figure 1.3 – Composite Geology Vertical Section Showing Key Mineralized Zones with Stratigraphic and Structural Relationships, Musselwhite Mine

Source: Oswald, 2018

EXPLORATION WORK AND DRILLING

Historical Chronology of Notable Exploration Work

The following is a summarized chronology of exploration related work carried out at and around the location of the Musselwhite mine:

•	1938 – (Satterley 1941) First geological map of the North Caribou Greenstone Belt produced at a scale of 1 inch to 1 Mile (1:63360).

•	1960 – Geological survey of Canada conducted an airborne magnetometer survey of the North Caribou Greenstone Belt.

•	1962 – Economic gold mineralization was first identified on the adjacent Musselwhite mining leases by the Musselwhite Brothers in 1962

•	1963 – The Karl Zeemal property was optioned by Kenpat Mines Ltd. in 1963. The company conducted geological and geophysical surveys.

•	1962 to 1963 – Inco Limited conducted an 18-hole diamond drill hole program around Zeemal Lake and an additional Eight holes in area of Karl and Markop Lakes.

•	1973 – The Musselwhite brothers optioned their property to a consortium led by Dome Exploration Ltd. Subsequent exploration activities resulted in the discovery of the “West Anticline Zone” in 1980.

•	1981 – The Dome Exploration Ltd Consortium commissioned Aerodat Ltd. to conduct an airborne magnetic and electromagnetic geophysical survey over the area surrounding the Musselwhite deposit.

•	1984 – Dome Mines Ltd. excavated an exploration decline into the West Anticline Zone to help delineate gold mineralization in this area.

•	1985 – The Ontario Geological Survey commissioned Aerodat Ltd. to perform an extensive Airborne Magnetic and Electromagnetic survey of the North Caribou Greenstone Belt. Maps 80744 and 80745 cover the Karl Zeemal area.

•	1986 – Extensive surface drilling by Dome Mines Ltd focused on the East Bay Synform.

•	1987 – Geocanex Ltd. conducted surface mapping and diamond drill programs on behalf of Santa Maria Resources Ltd on the Zeemal Lake property.

•	1988 – Power Explorations Inc. conducted extensive mapping, prospecting, trenching and diamond drilling along the mineralized Karl-Zeemal iron formation.

•	2005 – Goldcorp Canada Inc. extensive exploration drilling along the mineralized trend identified by Power Explorations Inc. in their 1988 drilling.

•	2006 – Barrick Gold acquired 100% of Placer Dome shares in January, and Goldcorp Canada Ltd. later acquired sole ownership of Musselwhite Mine from Barrick Gold and Kinross Gold Corp.

•	2018 – Goldcorp Canada Inc. soil-, litho-, and bio-geochemical sampling program. Detailed exploration drilling along mineralized trends and geochemical anomalies conducted within the Karl Zeemal and North Shore target areas.

•	2019 – Newmont Corporation acquired ownership of Goldcorp Inc. and all its properties. Greenfields exploration program conducted by Bayside Geoscience within Newmont-Goldcorp northern tenement along NCGB, and the near-mine Karl Zeemel target area.

•	2023 – Outcrop sampling program, and a 30,319 ha fixed-wing airborne gravity gradiometric survey was conducted over the Musselwhite Mine property and portions of regional claim tenement by CGG Canada Services Ltd.

Drilling

From 1974 to 2023, a total of 9,333 diamond drill holes with a cumulative length of 1,872,415 m have been completed at Musselwhite Mine and surrounding near-mine target areas (Table 1.2).

Table 1.2 – Musselwhite Mine Drilling Summary by Year

Year	Holes	Metres
1974	4	320
1975	12	691
1976	18	1,032
1978	36	3,013
1979	32	2,893
1980	17	2,701
1981	94	15,781

Year	Holes	Metres
1982	61	9,508
1983	61	6,866
1984	64	1,756
1985	28	4,684
1986	122	23,351
1987	67	16,974
1988	44	12,300
1989	218	15,134
1992	12	2,055
1993	103	16,943
1994	330	50,780
1995	137	23,658
1996	146	26,916
1997	338	26,833
1998	303	44,456
1999	328	54,430
2000	328	57,640
2001	153	32,389
2002	205	41,929
2003	384	90,276
2004	327	76,368
2005	275	49,212
2006	190	40,452
2007	282	49,882
2008	262	52,986
2009	397	63,957
2010	332	60,733
2011	322	61,874
2012	214	71,487
2013	169	38,256
2014	153	48,755
2015	208	55,042
2016	361	77,489
2017	334	81,766
2018	391	94,163
2019	336	94,169
2020	189	43,055
2021	243	61,875
2022	366	86,750
2023	337	78,836
2024	109	26,355
Total	9,442	1,898,770

Drilling included in the 2023 model update included 407 new holes. A summary of the number of holes and meters drilled in each mine area and broken down by spacing classification is provided in Table 1.3.

Table 1.3 – Summary of New Drilling Included in the 2023 Geology and Resource Model Update

Deposit	Delineation		Reserves		Resources		Wingspan
	No. of Holes	Meters Drilled	No. of Holes	Meters Drilled	No. of Holes	Meters Drilled	No. of Holes	Meters Drilled
Red Wing	10	1,203	39	4,513	34	4,003	11	2,805
PQ Deeps	110	25,114	11	3,324	10	3,309	4	1,266
Lynx	29	6508	39	11,079	5	1,065	19	5,499
T-Antiform	N/A	N/A	9	1,836	N/A	N/A	12	2,487
West Limb	49	9,849	5	1,602	N/A	N/A	11	3,504
Totals	198	42,674	103	22,354	49	8,377	57	15,561

DATA VERIFICATION, SAMPLING PREPARATION, ANALYSIS, AND SECURITY

Mineral resource Qualified Person Ryan Wilson, P. Geo., completed a site visit on November 6 and 7, 2024. The visit included stops made to multiple active headings and a diamond drill set-up during the underground tour and stops made to the core logging, sampling and preparation facilities, and outcrop exposures along the south shore of Opapimiskan Lake on the surface tour. Review of key drill core intercepts supported the mineralization styles observed underground. Standard operating procedures and related documentation for all drilling, geological, sampling, assaying and database management were also reviewed during additional meetings with the site exploration team. Sample storage, security and chain of custody systems and infrastructure were also noted.

Specific core intervals were pulled and inspected, photographed, and/or filmed for later review and reference. No analytical facilities (e.g., Actlabs in Dryden) were inspected during the visit. No samples were collected for additional laboratory verification; however, mineralized intervals were inspected and compared with assay values for confirmation of mineralization. The quality of the drill hole database and contained assay results is considered reliable and adequate for the estimation of mineral resources.

Mineral reserve Qualified Person Paul Gauthier, P.Eng. completed a site visit on September 4 and 5, 2024. The visit included multiple stops made to active headings, maintenance shops and other underground facilities. Discussions with site management for the purpose of data verification also took place.

The Qualified Persons confirm that the data available are a reasonable and accurate representation of the Musselwhite Mine and are of sufficient quality to provide the basis for the conclusions and recommendations reached in the Technical Report.

MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical test work completed on variability samples selected from across the current reserve shows minor to no amounts of elements and minerals that are deleterious to gold recovery and reagent consumption. Ores to be processed over the current life-of-mine are consistently of moderate hardness, with respect to grinding. Gold recoveries are expected to remain high, on average, and are reasonably predicted by the 2023 site model, with occasionally lower gold recovery resulting from elevated sulfide sulfur content and potentially changing gold mineralogy. Sulfide sulfur content did not explain all recovery outliers and variability.

MINERAL RESOURCES ESTIMATE

The Mineral Resource Estimate for the Musselwhite Mine includes Measured and Indicated Resources of 2,155 kt @ 4.25 g/t Au for 294 koz, and Inferred Resources of 1,188 kt @ 4.96 g/t Au for 190 koz.

The MRE has been prepared using a cut-off grade of not less than 3.80 g/t Au, and the underground Mineral Resources are reported using a gold price of US$1,600.

The MRE statement for the Musselwhite Mine prepared by the QP is summarized in Table 1.4. Additional details are also provided in the adjoining footnotes.

Table 1.4 – Mineral Resource Estimate East and West Limb Deposits, Dec. 31, 2023

Category	Tonnage	Average Grade	Gold Ounces
	(Mt)	(g/t Au)	(koz Au)
East and West Limb Deposits
Measured	0.87	4.36	122
Indicated	1.29	4.17	173
Total Measured + Indicated	2.16	4.25	294
Inferred	1.19	4.96	190

Notes:

1.	The Mineral Resource Estimate has been estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definitions Standards for Mineral Resource and Mineral Reserve in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
2.	Mineral Resources are reported exclusive of mineral reserves.
3.	Reference point for Mineral Resources is point of delivery to the process plant (diluted and mine recovered).
4.	Mineral Resources are constrained within stope shapes generated by Deswik Stope Optimizer. Design parameters varied by both mining method (Transverse and Avoca) and zone for mining recovery (93– 94%) and dilution (14–30%) factors, respectively; refer to Section 14.5 of the Technical Report.
5.	Stope shapes were developed using a gold sales price of US$1,600/oz.
6.	Underground resources were estimated using a variable cut-off grade of not less than 3.80 g/t Au.
7.	Resource estimations were interpolated using Ordinary Kriging (OK).
8.	The effective date of the Mineral Resource Estimate is December 31, 2023.
9.	Figures have been rounded to an appropriate level of precision for the reporting of Mineral Resources.
As a result, totals may not compute exactly as shown.

MINERAL RESERVE ESTIMATION

The mine design, scheduling, and mineral reserve estimate were prepared by the technical services department at Musselwhite and verified by the QP responsible for these estimates.

Material factors that may cause actual results to materially vary from the conclusions, estimates, designs, forecasts, or projections, include any significant differences in anyone, or more, of the material factors, or information, including metal prices, mining methods, mining dilution and recovery, labor costs, consumables costs, metal recoveries and transportation costs.

Methodology For Estimating Mineral Reserves

Musselwhite employed procedures recognized in the mining industry to estimate Mineral Reserves. The method consists of converting Measured and Indicated Mineral Resources to Proven and Probable Reserves by identifying material that exceeds the Cut-Off grade while conforming to the geometrical constraints determined by the mining method and applying modifying factors such as dilution and mining recovery.

Modifying Factors

The conversion of Mineral Resources to Mineral Reserves involves the application of modifying factors. The economic modifying factors used in estimating the Mineral Reserve are metal prices and Cut-Off, while the mining modifying factors used in the estimate are dilution and mining recovery.

The metal prices used in the Mineral Reserve estimate are based on Newmont –Musselwhite guideline for 2024 of US$ 1,400/oz.

Stope Optimization

Mineable Shape Optimizer (MSO) embedded in Deswik mine design software was used to determine the mineable portion of the Mineral Resource. The application generates and evaluates potentially mineable shapes in the geological block model to define optimal stope designs that maximize the economic value of the orebody.

Mineral Reserve Statement

Table 1.5 presents the Mineral Reserve for Musselwhite Mine as of December 31, 2023.

Table 1.5 –Musselwhite Mineral Reserves as of December 31, 2023

Description	Tonnage	Gold Grade	Contain Gold
	(Mt)	(g/t Au)	(Au koz)
Proven	3.25	6.76	707
Probable	4.10	5.81	766
Proven and Probable	7.36	6.23	1,473

Notes:

1.	The Mineral Reserve Estimate has been estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definitions Standards for Mineral Resource and Mineral Reserve in accordance with National Instrument NI 43-101 – Standards of Disclosure for Mineral Projects.
2.	The mineral reserve was created using Deswik Software with an effective date of December 31, 2023.
3.	Mineral Reserves are reported within stope shapes using cut-off basis with a gold price of US$1,400/oz.
4.	The mineral reserves cut-off grade varies by zone. The mineral reserves were estimated using a cut- off grade of not less than 3.80 g/t Au.
5.	Values are inclusive of mining recovery and dilution. Values are determined as of delivery to the mill and therefore not inclusive of milling recoveries.
6.	Tonnage and contained metal have been rounded to reflect the accuracy of the estimate and numbers may not sum exactly.

MINING METHODS

General Description of the Mineralization at Musselwhite

Mineralization at Musselwhite is sulfide replacement of iron formation with quartz-pyrrhotite flooding and veining. Mineralization is best developed where structural permeability has been increased, either by folding, brittle or ductile deformation or in combination. Mineralization is thought to have been emplaced during D2 deformation and peak metamorphism.

Visible native gold, usually the size of a pin tip, is commonly observed as isolated specks within quartz. The majority of the gold occurs within pyrrhotite micro-fractures within garnet rich, silicate domains.

The deposit consists of seven (7) zones called West Limb (WEL), Upper Lynx (ULYNX), Redwings (RDW), Lynx North (LNXN), Lynx (LYNX), T-Antiform (TANT), and PQ Deeps which contains 60% of the ore reserve.

Geotechnical

The Musselwhite Mine has developed geotechnical systems that are standard for underground operating mines in Ontario and Canada. The standards are based on protocols outlined in the following key documents:

•	Musselwhite Mine Ground Control Management Plan (GCMP) dated January 26, 2024;

•	Musselwhite Mine Seismic Risk Management Plan (SRMP) date January 12, 2024.

Musselwhite Mine has an ongoing process of geotechnical data collection involving the systematic gathering, analysis, and interpretation of information about the expected and encountered ground conditions. This data is then used to define the pre-mining condition by defining the rockmass classification system and compare against empirical methods to define the appropriate stope/drift spans, underground support requirements and pillar dimensions. Designs are further complemented with 3D numerical modeling. This is further updated during mining and post mining to address changing ground conditions to identify changes to the mining sequence, stope sizing, ground support and seismic re-entry protocols.

The Musselwhite Mine rock mechanics department also completes various types of underground operation reports due to fall of ground and seismic damage events. These reports are used to assist with making operational changes to address safety and production challenges.

The key geotechnical challenge at Musselwhite Mine is the transition from a lower stress seismic environment to a medium and higher stress environment within the PQ Deeps zone. Musselwhite Mine has addressed seismic related events by changing to ground support, planned extensions to the seismic system and pre- conditioning of secondary transverse stopes. Additional operational considerations may be required as the seismicity in the mine increases including just in time development, modifications to re-entry protocols, changes to mining sequence, stope size review, expansion of stope pre-conditioning and increased ground support requirements in order to meet future production plans. These types of operation consideration will need to be studied by the Musselwhite Mine with assistance from external consultants as required.

Hydrogeology

The underground mining is directly below Opapimiskan Lake. Three (3) type of water inflows are considered as risk. The greatest inflows risk is the result of a major instability in the crown pillar (i.e., wedge failure or collapse of the surface crown). A second risk is the un-grouted exploration boreholes drilled directly below the pond (in winter). The third risk would be the potential excavation of fractures (such as dyke or water bearing faults) intersection inflows. Several consultants have been invited to carry out hydrogeology related studies. Itasca Consultant Canada Inc. (Itasca) evaluated the crown pillar design thickness between 25 to 35 m and determined it is within the stable limit.

Mine Design

The Mineral Reserve estimate is based on a mine design and schedule which was prepared in Deswik software. The development parameters used for mine design and planning include the cross-sections of drifts and ramps, the diameter of ventilation raises, and the advance rates for the diverse headings. The production parameters include mining methods, pillar thicknesses, dip constraints, minimum mining widths, stope dimensions, and production rates.

Stoping Methods

The mining method predominantly in use at Musselwhite is sub-level blasthole stoping with backfill. The sub- level blasting stoping method is excavated using three methods:

•	Standard AVOCA method;

•	Modified AVOCA method; and

•	Transverse Longhole method.

The AVOCA and Modified AVOCA mining methods are the standard mining method for most of the orebodies (e.g., Redwing, West Limb, Lynx) above the 4250 m mine elevation (950 Level) and where the orebody width has increased at depth, below 4250 m to 3750 m elevations, the mining method has changed to Transverse (PQ Deeps).

Mine Infrastructure

Musselwhite Mine is a mechanized mine, and access to the underground workings is provided by a system of ramps. The main ramp extends from the portal to 3750 mL in PQ Deeps.

Ore extracted from the PQ Deeps zone is hoisted by an internal winze to the 280 mL. From the Truck Loadout (TLO) on 280 L ore is transferred to a dumping point at 460 mL, and thereafter conveyed to surface. The distance between the TLO and the 460 mL is approximately 3,000 m in a ramp of + and -15%. The current trucking performance on this level is around 320 t per shift per truck.

In the LoM, around 60% of the total ore production will be produced from this zone.

The cement slurry for the cemented rockfill is produced underground by a portable cement slurry plant. The cement powder is transported underground by tote bag with a flatbed truck that carries 4 bags per trip. Only three (3) to four (4) trips can be transported per shift. Musselwhite has recognized that this process is inefficient and creates delays in the mining sequence of the PQ Deeps zone. Options to improve this process are under evaluation.

The underground mine has two (2) independent pump systems, one cascading system from the 770 mL to the 220 mL and pumped to the Tailings Storage Facility (TSF). On the 770 mL, an UV system is installed to remove bacteria where this industrial is directed to an underground reservoir that feeds the PQ Deeps zone.

The pumping on the 537 Level collects the ground water from the mid mine and esker. This water is directly pumped to the surface.

The mine is serviced by an underground repair bay for light breakdown repairs. Major repairs and overhauls are conducted in the surface maintenance facility.

Mine Equipment

Musselwhite is a mechanized mine employing rubber-tired diesel equipment for all phases of mining operations. Its mobile mine equipment fleet includes seven (7) jumbo drills, two (2) cable bolters, three (3) longhole production drill rigs, fifteen (15) Load Haul Dumps (LHD), fourteen (14) 45-ton underground mine trucks, two (2) transmixers, two (2) shotcrete sprayers and five (5) explosives chargers, and a number of ancillary vehicles for mine services and personnel. The mine ventilation system takes into consideration the air flow required to remove the exhaust products from internal combustion engines.

Mine Personnel

The underground mine works two (2) 12-hour shifts, and there are four (4) rosters, working rotations of 14 days on and 14 days off. Currently, Musselwhite is using an underground contractor to supplement their development crews. All production activities (except development) are performed by Musselwhite personnel.

Life-Of-Mine Plan

Production

Table 1.6 presents the LoM underground mine schedule developed in the reserve estimation process. The table includes 7.36 Mt of ore at a grade of 6.23 g/t on December 31, 2023, and the totals coincide with the Mineral Reserve Estimate.

Table 1.6 – Life of Mine Plan

Zone	Unit	2024	2025	2026	2027	2028	2029	2030	LoM
Proven and Probable	kt	1,041	1,069	1,073	1,072	1,070	937	1,096	7,357

Zone	Unit	2024	2025	2026	2027	2028	2029	2030	LoM
Grade	g/t	5.94	6.09	6.87	5.83	7.40	6.10	5.36	6.23
Ounces	koz	199	209	237	201	254	184	189	1,473

Development

Mine development is segmented into lateral and vertical headings due to the difference in methodology, advance rates and costs. Tables 1.7 and 1.8 depict the schedule of mine development beginning January 1, 2024, and including the decline ramp, crosscuts, ore drives and sublevels.

Table 1.7 – Schedule of Lateral Development

Description	Unit	2024	2025	2026	2027	2028	2029	2030	LoM
Total Lateral Development	m	12,746	8,537	7,393	6,303	5,765	3,497	903	45,144

Table 1.8 – Schedule of Vertical Development

Description	Unit	2024	2025	2026	2027	2028	2029	2030	LoM
Total Vertical Development	m	104	471	0	186	58	527	0	1,346

RECOVERY METHODS

The Musselwhite processing facility was constructed in 1996 and began operations in 1997. The total operating life of the mill has been over 25 years. Upgrades over time have increased the original processing design throughput from 3,200 tonnes per day (tpd) to 4,000 tpd nominally (Samuel Engineering, 2018). Mill throughput is currently limited to approximately 1.1 Mtpa by mine production, which is the current life-of-mine plan requirement. Average gold recovery has been above 95% over the last 15 years of operation.

The Musselwhite process flowsheet begins with primary crushing underground. The product from the primary crusher reports to a secondary crusher on surface and is then milled in an open-circuit rod mill followed by a closed-circuit ball mill. The ball mill circuit contains gravity concentration and intensive cyanide leaching. The grinding circuit product passes through the remaining gold extraction processes consisting of cyanide leaching, carbon-in-pulp adsorption, carbon elution and regeneration, electrowinning and refining. Doré bars assay approximately 90% gold. Mill tailings are first treated in a two-thickener counter-current-decantation circuit to recycle cyanide, followed by cyanide detoxification, thickening and final deposition.

Figure 1.5 illustrates a simplified Process Flowsheet for the Musselwhite Mill.

PROJECT INFRASTRUCTURE

The Musselwhite Mine has been in production since 1997 and has the necessary infrastructure required to support the current underground mining operation. This includes, but is not limited to, process plant, laboratory, airstrip, fuel storage, chemical storage, power supply, water supply, tailings storage facility, camp, waste facility, and all the necessary offices, warehouses, and workshops to sustain the current operation.

Figure 1.4 illustrates all existing infrastructure and locations of the plant and mine.

Figure 1.4 – Existing Project Infrastructure

Source: Newmont, 2024

Figure 1.5 – Musselwhite Simplified Process Flowsheet

SURFACE CRUSHING
U/G CRUSHING
ROM BIN
APRON FEEDER
JAW CRUSHER
JAW CRUSHER
CONVEYOR (X3)
COARSE ORE STOCKPILE
APRON FEEDER
DOUBLE DECK VIBRATING SCREEN
WASTE BACKFILL PILE
CONE CRUSHER
SAFETY SCREEN
ELUTION COLUMN
LOADED SOLUTION TANK
EW CELL(X3)
BARREN SOLUTION TANK
DRYER
FILTER PRESS
FURNACE
DORE BARS
NEW CARBON
CARBON QUENCH TANK
REACTIVATED CARBON SCREEN
CARBON FINE TANK
CARBON FINES
TRASH BIN
O/F TO PROCESS WATER TANK
CCD #2
RECLAIM WATER
CCD #1
LIME
COPPER SULPHATE
SULPHUR DIOXIDE
AIR
TAILINGS/ POND
CN DETOX REACTOR TANK
CRUSHED ORE STOCKPILE
U/F
O/F
FINE ORE BIN
APRON FEEDER(X2)
PEBBLE LIME
VIBRATING SCREEN
ACACIA REACTOR
GRAVITY CONCENTRATOR(X2)
SOLUTION TO EW CIRCUIT
ROD MILL
BALL MILL
TRASH SCREEN
TRASH BIN
CYANIDATION LEACH TANKS
FLOCCULANT
O/F TO PROCESS WATER TANK
PRE-LEACH THICKENER
CYANIDE
LIME
AIR
OXYGEN
AIR
LIME
AIR
OXYGEN
CYANIDE
AIR
OXYGEN
VIBRATING SCREEN
CIP TANKS
LOADED CARBON SCREEN
ACID

Source: DRA, 2024

ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

The Musselwhite Mine underwent a federal Environmental Assessment (EA) prior to going into production in 1997. To support the EA process, an Environmental Impact Statement (EIS) and Comprehensive Study Report were completed in 1995 (Newmont, 2024a). In addition, the mine has received several provincial environmental approvals over the years. One of the main approvals is the Environmental Assessment (EA) for the installation and operation of up to 20 megawatts of diesel-generated capacity, as mandated by the former Electricity Project Regulation (O.Reg. 116/01). The on-site diesel generation is comprised of eleven (11) diesel generator sets with varying outputs. Public and Indigenous Communities (ICs) consultation was completed during the preparation of the EA.

The site has extensive monitoring programs that are reported to regulatory agencies on a periodic basis, in accordance with regulatory requirements. Comprehensive surface and groundwater monitoring supports a detailed understanding of current conditions and is incorporated into predictive models to support risk mitigation and closure planning.

The latest amendment to the Closure Plan for the mine was completed in 2018 and filed in 2019 (SNC-Lavalin, 2018) and the associated Financial Assurance was recently updated, at the request of the Ministry of Mines (MINES) to account for inflation from 2018 to 2024. Musselwhite complies with the requisite bonding levels for the implementation of the approved Closure Plan. The next update to the Closure Plan is tentatively scheduled for late 2025 to early 2026 and will incorporate findings from various ongoing studies, monitoring and predictive modelling.

Mining impacted water is routed from the TSF Pond and either recycled back to the mill or pumped to the Polishing Pond from where it is discharged seasonally through a treatment wetland. Primary inputs to the TSF Pond include bleed water from tailings deposition, dewatering from the underground workings, pump back from the groundwater interception system and seepage collection pond and direct precipitation. The mine consistently meets water quality discharge limits although it is understood that levels of Co are somewhat elevated and both Fe and As have been flagged as potential contaminants of concern. Studies are ongoing to characterize TSF geochemical performance and predict future water quality and possible requirement for additional mitigations.

Musselwhite Mine is located on the traditional territory of North Caribou Lake First Nation and the mine’s associated activities are within the shared traditional territories of the Nations. Kingfisher Lake is located 58 km to the northeast; North Caribou Lake is located 76 km to the northwest; Wunnumin Lake is located 84 km to the east; Cat Lake is located 140 km to the southwest, and Mishkeegogamang is located 30 km south of Pickle Lake. Kingfisher Lake and Wunnumin Lake First Nation communities are affiliated with the Shibogama First Nation Council. North Caribou Lake and Cat Lake are affiliated with the Windigo First Nations Council. Mishkeegogamang is an independent band (SNC-Lavalin, 2018).

The Project has identified more than 150 stakeholders including Indigenous Communities (IC) Signatory and affiliates communities, Indigenous Organizations and community members outside of Signatory Communities, municipalities, government and regulators, suppliers, contractors, consultants, Academy/Training Partner and others (Civil Society, Chamber of Commerce, Community Investments, Mining Associations) (Newmont, 2024).

Musselwhite was one of the first mines in Canada to enter into a comprehensive agreement with local ICs. The agreement is called the Musselwhite Agreement and was originally signed in 1992. Signatories of the Agreement are four ICs and two First Nation Councils. These include North Caribou Lake First Nation, Cat Lake First Nation, Kingfisher Lake First Nation, Wunnumin Lake First Nation, Windigo First Nation Council, and Shibogama First Nation Council. The Agreement has been reviewed and renegotiated in the past, with the last amendment being completed in 2019. There is also a Trapper Compensation Agreement with North Caribou Lake First Nations and a Cooperation Agreement with Mishkeegogamang First Nation. The Musselwhite Agreement sets targets for ICs employment, opportunities for business development, and environmental protection. The Agreement establishes revenue sharing, implementation funding and environmental funding. The established target for the percentage of ICs employees included in the Musselwhite Agreement has been proven to be challenging despite the continuous operator efforts.

CAPITAL AND OPERATING COSTS

Capital Cost Estimate (Capex)

The following capital cost estimate (Capex) is based on sustaining expenditures as the plan does not include any additional Project capital.

Mine Capital Cost Estimate (Mine Capex)

The overall mine capital cost estimate for the life of mine is US$250.3 million, based on the 2024 LoM plan for solely mining the 2023 mineral reserves. The spending pattern by cost category is shown in millions of US$ in Table 1.9. The cost of the individual items within the categories were provided by the site as part of establishing the 2023 mineral reserves. Equipment replacements amounting to US$55.3M are included within the Asset Integrity Category. Variances between the 2024 plan and Year-to-Date (YTD) September 2024 for the individual categories of capital expenditures were noted. In particular, the equipment replacements contained within the asset integrity category were not pursued as a means of offsetting over expenditures in the development categories. The expectation is that adjustments will be made for the 2024 mineral reserves determination.

Table 1.9 – 2024 Mine Plan Capital Cost Estimate by Category by Year (US$ M)

Category	Totals	2024	2025	2026	2027	2028	2029	2030
Lateral Devt.	56.1	16.6	12.8	8.4	7.1	5.0	4.8	1.3
Vertical Devt.	3.1	0.3	1.2	-	0.3	0.1	1.3	-
Asset Integrity	127.2	29.8	29.2	25.7	14.3	13.4	7.5	7.3
Project	63.9	19.2	3.0	16.9	8.5	13.6	2.7	-
Total Mine	250.3	65.9	46.2	51.0	30.2	32.1	16.3	8.6

The estimated life of mine capital cost per tonne milled for the mine, including the project capital, is US$34.02/t.

Mill Capital Cost Estimate (Mill Capex)

The overall mill capital cost estimate for the life of mine is US$12.7 million, based on the 2024 LoM plan for solely mining the 2023 mineral reserves. The spending pattern by cost category is shown in millions of US$ in Table 1.10. The cost of the individual items within the categories were provided by the site as part of establishing the 2023 mineral reserves. A cost estimate for grinding floor rehabilitation of US$0.3M was later added, following the site visit. Variances between the 2024 plan and YTD September 2024 for the individual categories of capital expenditures were noted and the expectation is that adjustments will be made for the 2024 mineral reserves determination.

Table 1.10 – 2024 Mill Plan Capital Cost Estimate by Category by Year (US$ M)

Category	Totals	2024	2025	2026	2027	2028	2029	2030
TSF	7.9	2.2	-	1.5	-	2.7	1.5	-
Infrastructure	4.5	1.2	3.3	-	-	-	-	-
Upgrades	0.3	0.1	0.2	-	-	-	-	-
Total Mill	12.7	3.5	3.5	1.5	-	2.7	1.5	-

The estimated life of mine capital cost per tonne milled for the mill is US$1.73/t.

G&A Capital Cost Estimate (G&A Capex)

All G&A capital envisioned for the 2024 LoM plan is sustaining, there is no G&A Project Capital. The G&A sustaining capital amounts to US$37.4 million over the 2024 LoM plan for solely mining the 2023 mineral reserves. The estimated life of mine capital cost for the G&A capital is US$5.09 per tonne milled.

Operating Cost Estimate (Opex)

Mine Operating Cost Estimate (Mine Opex)

The Mine Operating Costs at the mine site have been reviewed by the mining QP and found to be reasonable for a mechanized mine utilizing the Avoca mining methods. The mine has demonstrated typical operating costs for a facility of its size.

The mine operating cost estimates are based on recent actual costs with minor specific adjustments for mine improvement initiatives that are currently being implemented.

The forward looking mine operating cost estimates include further improvement plans and thereby are foreseen to be at a minimum at a pre-feasibility level of confidence, having an accuracy level of ±25% and a contingency range not exceeding 25% until such time as the improvement plans are factual. Mine operating costs are based on the 2024 budgeted life of mine cost factors as presented in Table 1.11.

Table 1.11 – Mine Operating Unit Cost Factors for Determining the 2024 Budget

Description	Value	Unit
Exchange Rate	0.75	US$ / CA$
Mine Services (Fixed)	18.9	M US$/y
Lateral Dev't (Opex)	4,890	US$/ meter
Vertical Dev't (Opex)	N/A	US$/ meter
Stoping - Drill	67.91	US$/PD meter
Stoping – Blast	4.23	US$/prod blast tonne
Stoping – Muck	13.13	US$/prod ore tonne
Stoping - Ground Support	3.82	US$/prod ore tonne
Backfill – Un-consolidated Roack Fill (URF)	4.97	US$/URF tonne
Backfill – Cemented Rock Fill (CRF)	37.20	US$/CRF tonne
Mine Services (Variable)	11.68	US$/total tonne moved
Hoisting	3.16	US$/hoist tonne
Crushing	8.40	US$/ore tonne mined
Engineering	2.09	US$/total tonne moved
Geology	3.88	US$/ore tonne mined

The mine cost factors were applied to the WSP derived LoM production schedule for the reserves to provide the Table 1.12.

Table 1.12. – LoM Operating Costs by Year for the Mine

Area	LoM	2024	2025	2026	2027	2028	2029	2030
Development[1]	162.0	44.8	28.2	27.3	23.6	23.0	12.0	3.0
Drill[2]	36.6	7.4	4.8	6.8	5.7	2.8	4.8	4.4
Blast	22.6	2.8	3.1	3.2	3.1	3.3	3.2	3.9
Muck	78.4	9.6	10.7	10.8	10.9	11.3	11.1	13.8
Ground Support	22.8	2.8	3.1	3.2	3.2	3.3	3.2	4.0
Backfill – URF	12.8	1.8	2.4	1.8	1.9	1.0	1.4	2.6
Backfill – CRF	54.2	2.5	3.8	7.3	4.9	14.5	11.6	9.7
Mine Services (Variable)	179.3	30.9	28.9	26.4	23.8	24.8	21.7	22.7
Mine Services (Fixed)	132.2	18.9	18.9	18.9	18.9	18.9	18.9	18.9
Hoisting	18.2	2.2	2.4	2.5	2.5	2.9	2.5	3.3
Crushing	61.8	8.7	9.0	9.0	9.0	9.0	7.9	9.2
Engineering	32.0	5.5	5.2	4.7	4.3	4.4	3.9	4.0
Geology	28.6	4.0	4.2	4.2	4.2	4.2	3.6	4.3
Total (US$ M)	841.4	142.2	124.6	126.0	115.8	123.5	105.7	103.7
Mine Cost / t milled	114.37	136.56	116.57	117.47	108.09	115.38	112.77	94.61

Notes:

1.	No change in the unit cost for lateral or vertical development, the resultant reduction is from less meters required per year as only mining the reserves.
2.	Reduction in drill cost in 2025 and beyond reflects successful implementation of programmed Ikon detonators mine wide in 2024 significantly reducing the need to redrill the blastholes.

Mill Operating Cost Estimate (Mill Opex)

The overall mill operating cost estimate for the LoM is US$185.0 million, as summarized by the cost center activities in Table 1.13 with the estimated LoM mining cost of $25.14 per tonne milled comparing favourably to the prior three years at $22.18 per tonne milled.

Table 1.13 – Life of Mine, Mill Operating Cost Estimate

Area	Average Prior Three Years (US$ / t milled)	LoM Average Unit Cost (US$ / t milled)	LoM Total Cost by Activity (US$ M)
Labor	5.71	5.40	39.76
Flights & Accommodations	0.82	1.17	8.60
Energy	2.53	2.23	16.40
Contractors & Technical Services	2.34	4.03	29.65
Reagents, Consumables & Supplies	5.79	5.88	43.27
Freight	0.28	0.84	6.20
Maintenance	4.71	5.59	41.13
Total	22.18	25.14	185.01

G&A Operating Cost Estimate (G&A Opex)

The overall General and Administrative (G&A) operating cost estimate for the LoM is US$313.9 million.

ECONOMIC ANALYSIS

The results of the economic analysis contain forward-looking information under Canadian securities law. The results rely on inputs that are subject to known and unknown risks, uncertainties, and other factors, which may cause actual results to differ materially from those presented here.

The economic analysis is based on the discounted cash flow (DCF) method on a pre-tax and after-tax basis. The key metric determined in the analysis is the Net Present Value (NPV) at a discount rate of 5%. For the purposes of the evaluation, it is assumed that the operations are established within a single corporate entity. The Project has been evaluated on an unlevered, all-equity basis.

The cash flow model uses inputs from all elements of the Project to provide a comprehensive financial projection for the Project, on an annual basis over the remaining project life. All prices and costs are in Q4 2023 US dollars. The base date of the economic analysis is the 1st of January, 2024 and the analysis utilizes production projections for the Year 2024. No provision is made for the effects of inflation in this analysis. Current Federal and Provincial (Ontario) tax regulations were used to assess corporate tax liabilities.

Table 1.14 provides a summary of the key technical assumptions and inputs. At a long-term gold price assumption of $2,150 per ounce, the financial results indicate a positive pre-tax NPV of $1,037 M and a positive after-tax NPV of $782 M.

Table 1.14 – Economic Analysis Parameters

Description	Units	Value
Macroeconomic Parameters
Gold Price	$/oz	2,150
Exchange Rate	USD:CAD	1.00:1.33
Discount Rate	%	5.0

Description	Units	Value
Project Parameters
Remaining Mine Life	years	7
Mineable Mineral Reserves	Mt	7.4
Ore Grade Mined (LoM average)	g/t Au	6.2
Annual Mill Throughput (LoM average)	ktpa	1,051
Gold Recovery (LoM average)%		96.00
Gold Payability (LoM average)%		99.95
Gold Sold (LoM average)	koz/y	202
Capital Cost Estimates
Sustaining Capital (LoM)	$ M	301
Closure Capital	$ M	105
Unit Operating Costs Estimates (LoM Average)
Mining	$/oz	595
Processing	$/oz	131
General & Administrative	$/oz	195
Freight	$/oz	2
Royalties	$/oz	58
Total	$/oz	981
Cash Cost Metrics[1]
Cash Costs (LoM Average)	$/oz	941
All-In Sustaining Cost (LoM average)	$/oz	1,269

Notes:
1.	Cash costs and All-in Sustaining Costs (AISC) are non-GAAP financial measures or ratios and have no standardised meaning under IFRS and may not be comparable to similar measures used by other issuers. See section entitled “Non-GAAP Measures” hereto.

A sensitivity analysis was carried out to assess the impact of variations in gold price, Capex (Sustaining and Closure), Opex, and gold head grade on the NPV. The after-tax results of the sensitivity analysis are presented in Table 1.15 and Figure 1.6. The NPV is most sensitive to variations in the gold price and head grade, followed by variations in the Opex and then Capex. Both gold price and head grade have an almost identical impact on the NPV. The Project maintains a positive NPV at the lower end of the range of gold price and head grade tested.

Table 1.15 – Sensitivity of Project After-Tax NPV to Gold Price, Capex, Opex and Head Grade

Price	Units	-20%	-10%	Base	+10%	+20%
NPV @ 5.0%	$M	426	604	782	960	1,138
Opex	Units	-20%	-10%	Base	+10%	+20%
NPV @ 5.0%	$M	936	859	782	705	628
Capex	Units	-20%	-10%	Base	+10%	+20%
NPV @ 5.0%	$M	831	806	782	757	733
Grade	Units	-20%	-10%	Base	+10%	+20%
NPV @ 5.0%	$M	436	609	782	955	1,128

Figure 1.6 – Sensitivity of Project After-Tax NPV to Gold Price, Capex, Opex and Head Grade

Sensitivity of After-Tax NPV
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
NPV ($'000s)
-20%
-10%
Base
+10%
+20%
Price
Opex
Capex
Grade

Source: DRA 2024

ADJACENT PROPERTIES

There are several exploration properties held by competitors or individuals (and/or estates) in the Musselwhite Mine region, including the following landholdings:

•	Romios Gold Resources Inc.;

•	Steven Dean Anderson;

•	Fortescue Canada Ltd.;

•	Last Resort Resources Ltd.;

•	Perry Vern English;

•	Gravel Ridge Resources Ltd.;

•	Dixon Metals Corp., and

•	2609572 Ontario Inc.

The relative locations and sizes of these adjacent and proximal properties are further summarized in Section 23 of the Technical Report. Where applicable, summaries of the types of exploration being carried out on these properties are also provided.

The QP for the Technical Report has been unable to verify any of the described activities related to adjacent properties. As such, this information is not necessarily indicative or related to the mineralization and resources described for the Musselwhite Mine.

The Musselwhite site team provided relevant data, which was verified by the QP using the Mining Lands Administration System (MLAS) of Geology Ontario.

INTERPRETATION AND CONCLUSIONS

Geology and Exploration

The Musselwhite Mine is considered an advanced property and has produced over five million ounces over its 27+ year mine life.

The geology and related controls on gold mineralization and its distribution at Musselwhite Mine and across the property in general have been well studied and are clearly understood.

The procedures and protocols followed have been proven over the years, and are considered in line with industry-best practices.

While some minor deficiencies are described within the Technical Report, it is QP’s opinion that there are no significant geology, exploration or drilling related issues that jeopardize the Musselwhite Mine’s ongoing viability.

Ongoing exploration and infill drilling is warranted to continue replacing extracted Mineral Reserves and add to the overall Resource base via a combination of potential mine-scale zone extensions and/or new discoveries within the greater property land package.

Data Verification

It is the QP’s opinion that the geological interpretation and related data are valid for the estimation of Mineral Resources. The assumptions made and methodology applied are considered reasonable and representative of typical banded iron formation-hosted Archean gold mineralization systems. As such, the QP considers the presented Mineral Resources to have been prepared in accordance with current CIM standards, definitions and guidelines for Mineral Resources Estimation.

Mineral Processing and Metallurgical Testing

Metallurgical test work completed on variability samples selected from across the current reserve show minor to no amounts of elements and minerals that are deleterious to gold recovery and reagent consumption. Ores to be processed over the current life-of-mine are consistently of moderate hardness, with respect to grinding. Gold recoveries are expected to remain high, on average, and are reasonably predicted by the 2023 site model, with occasionally lower gold recovery resulting from elevated sulfide sulfur content and potentially changing gold mineralogy. Sulfide sulfur content did not explain all recovery outliers and variability.

Mineral Resources Estimate

An updated MRE (effective date of December 31, 2023) was completed for the Musselwhite Mine using new information from continued drilling and exploration work since the last publicly available technical report and subsequent internal updates. The MRE is presented in Section 14 and summarized in Section 1.8 of the Technical Report, respectively.

It is the QP’s opinion that the geological interpretation and related data are valid for the estimation of Mineral Resources. The assumptions made and methodology applied are considered reasonable and representative of typical BIF-hosted gold mineralization systems.

The QP considers the reported Mineral Resources to have been prepared in accordance with current CIM standards, definitions and guidelines for Mineral Resources Estimation.

The QP is also currently unaware of any legal, title, environmental, permitting, taxation, socio-economic, geopolitical or other factor that may materially affect the MRE presented herein.

It should be noted that although additional drilling has been completed subsequent to the effective date of the MRE, the QP considers this drilling as not likely to have a significant effect on the overall resource reported herein.

Mining Methods

Geotechnical

Musselwhite Mine is an experienced underground operation with respect to geotechnical design. There is lower operation risk in the upper areas of the mine related to geotechnical events since these are at depths and in areas that Musselwhite Mine has demonstrated experience. There is higher operational risk in the deeper areas of the mine (PQ Deeps) due to increased seismic events. In 2023 there were few seismic events compared to 15 events from January to August 2024. There is clear evidence that the Musselwhite Mine has been addressing these geotechnical challenges through the updating and implementing procedures outlined in the GCMP and the SRMP. In addition, the Musselwhite Mine underground geotechnical local and corporate teams have been completing studies to address geotechnical challenges. Some examples include:

•	Completing local 3D numerical modeling studies to identify stress related issues (diminishing pillars);

•	Completing site visit reports and recommendations related to Falls of Ground (FOG) and stress related events;

•	Completing studies to define changes to the ground support system due to increased seismic events;

•	Recommending changes to mine production sequence (using rock pre-conditioning in secondary stopes) and modifying stope designs to minimize stope dilution; and

•	Increasing coverage of the seismic system.

The future geotechnical challenges in mining deeper in the PQ Deeps has been identified in the section entitled “Mining Risks” below.

Recovery Methods

This is a mature and proven brownfields mineral processing facility. Based on the available metallurgical, plant and technical information provided, and a site visit, the current flow sheet and plant infrastructure is suited for processing the current LoM reserve.

Project Infrastructure

The surface infrastructure currently in place, as of the date of the Technical Report, has been adequately maintained and has demonstrated its capacity to support the current levels of mine production. It is reasonable to expect that, with ongoing sustaining maintenance, the existing infrastructure will continue to perform effectively and support future production activities.

Environmental Studies, Permitting and Social Or Community Impact

The site has extensive monitoring programs that are reported to the agencies on a periodic basis in accordance with regulatory requirements.

The mine is advancing a wide range of ongoing studies related to the environmental and geotechnical performance of the TSF, as well surface water and groundwater modelling to support the protection of the environment and the implementation of mitigative measures. The studies, including the evaluation of closure cover requirements, options for transitioning the groundwater interception system to closure, and the possible requirement for additional mitigations and closure measures will be incorporated into the next Closure Plan update.

Economic Analysis

Based on the available information, the Project has an after-tax NPV of $782 M using a discount rate of 5%. The sensitivity analysis indicates that the Project economics are most sensitive to the gold price and ore head grade. Even with a gold price 20% below the base case of $2,150/oz, the Project maintains a positive after-tax-NPV.

Adjacent Properties

Apart from the active drilling at Romios’ Lundmark-Akow Lake project, exploration work at any of the other adjacent and/or contiguous properties appears to be very early (i.e., grassroots) in nature or even non-existent.

The QP does not foresee that the claim packages on adjacent properties will have any material impact on the Musselwhite property’s continued viability, particularly with appropriate tracking of competitor exploration activities.

OPPORTUNITIES

Geology and Exploration

Several opportunities exist in the Project area within both the immediate mine area and the greater land package. At the mine scale, key target areas which could provide potential zone extensions include the PQ Deeps, Lynx, Esker and Redwings trends. At the property scale, there are numerous opportunities for the discovery of new satellite or stand-alone deposits; regional lithostratigraphic and structural interpretations of airborne geophysical data indicate the potential for other BIF-hosted gold deposits similar in nature to Musselwhite, in addition to other orogenic and/or intrusion-related gold systems. Regional exploration remains ongoing to help targeting and prioritization efforts.

Recovery Methods

This is a mature and proven brownfields mineral processing facility with a flowsheet and infrastructure that is suited for the life-of-mine production plan. No notable opportunities have been identified.

Capital And Operating Cost Estimate

Mill spending on contractors, technical services and maintenance is higher than expectations for a conventional gold mill of this size and may represent opportunities for cost savings for the upcoming LoM.

Adjacent Properties

There exist opportunities in the vicinity of the Musselwhite claim package to identify new mineralized trends and/or deposits that could extend onto contiguous claim blocks of adjacent properties. With any future exploration successes, it may prove prudent to acquire such adjacent claims and/or consider purchases once sufficient confidence in the geology and mineralization is attained. Moreover, because the Musselwhite land package is very large and contiguous, active and ongoing exploration activities presents the opportunity for the distribution of work credits to help maintain the land package until properly explored.

RISK EVALUATION

Data Verification

Risks identified during the 2023 internal Qualified Persons checks include:

•	There is difficulty in comparing the granularity captured in logging codes to the interpreted lithologies, despite the geology model being well constructed and reflective of the geological understanding of the deposit.

•	In some areas of the lower mine, there is a discrepancy between the geology recorded in the drilling to the back and face mapping of up to 5 m. Investigations indicated that this is an issue caused by rotational errors in the mine surveys for different drifts. This will introduce challenges in producing a unified model that supports both short- and long-term planning due to the spatial discrepancies. Additionally, F1 reconciliation will not be as representative as the variance will be related to spatial inaccuracies rather than the comparison of short- and long-term models.

•	Given the limited delineation (infill) drilling opportunities in the Upper Lynx zone, the mineralization is showing wider in some areas of the resource model compared to reality. In order to mitigate this risk, the short-term planning group utilizes a short-term model that includes additional geological data (chip samples, mapping, etc.) for a more accurate representation of the mineralization.

•	Due to the unfavourable orientation of a few drill holes (down-dip of a parasitic fold limb) in the Redwings zone, additional drilling is required to better delineate the mineralization and improve confidence in some of the Inferred Resources in this area.

Mineral Processing and Metallurgical Testing

There are outliers in the variability test work database from which gold recovery is lower than historical plant performance and the database itself which may result in periodically lower recoveries in the plant and may indicate a change in metallurgy beyond the current life-of-mine plan.

Mineral Resources Estimate

Given that Musselwhite is a brownfields operation with a long history (>27 years) and proven track record with solid reconciliation, there are no significant concerns with the methodologies and procedures applied for Mineral Resource estimation purposes.

It is QP’s opinion that the geological interpretation and related data are valid for the estimation of Mineral Resources. The assumptions made and methodology applied are considered reasonable and representative of typical BIF-hosted gold mineralization systems.

The QP considers the reported Mineral Resources to have been prepared in accordance with current CIM standards, definitions and guidelines for Mineral Resources Estimation.

The QP is also currently unaware of any legal, title, environmental, permitting, taxation, socio-economic, geopolitical or other factor that may materially affect the MRE presented herein.

Geotechnical Risks

Future mining in the PQ Deeps will result in increased Transverse Longhole mining methods at greater depths than are currently experienced at Musselwhite Mine. The potential mining risks associated with mining deeper at Musselwhite Mine include the following:

•	Production rate impacts (possible reductions) in the PQ Deeps areas due to increased seismic activity. Increased seismic activity will result in more frequent and larger rock bursts related events that will results in temporary work stoppages and replacement of damaged ground support. Additional issues might occur in redrilling of squeezed production drill holes, using just in time development (to minimize replacing damaged ground support) in some areas and increased pillar stress in secondary stopes (areas that will be a focus of seismicity).

•	Increased operating costs due to changes in ground support (more dynamic ground support, thicker mesh, extending mesh installation and using shotcrete) if required.

•	Potential stress related impacts to the permanent LoM infrastructure like the ramp. The ramp is located in the hanging wall and as the mine goes deeper the ramp could be impacted by seismic related events.

Mining Risks

The following factors represent challenges and risks for mining the Musselwhite ore body for the remaining LoM.

•	Heavy traffic on the 280 mL could limit the capacity of transferring ore from the TLO to the 460 mL dumping point. As presented in the LoM schedule, 60% of the ore will be hauled on this level.

•	The ventilation volume on the 280 mL will limit the quantity of heavy equipment to transport ore that could potentially impact the production from PD Deeps.

•	Heavy dilution from the seismicity could impact the mine productivity.

•	The actual portable cemented rockfill plants could a create bottleneck and delays in stopes backfilling in PQ Deeps. In the LoM, 60% of ore mined will be mined from this zone.

•	Heavy ground support due to the seismicity in at depth in PQ deeps will impact productivity and development costs.

•	Increase in distance to transport personnel underground in PQ Deeps zone will impact total mine production.

•	Distance from PQ Deeps existing infrastructure (repair shop, material transportation, etc.) will impact production.

Recovery Methods

This is a mature and proven brownfields mineral processing facility with a flowsheet and infrastructure that is suited for the life-of-mine production plan. No notable risks have been identified.

Tailings Storage Facility

•	Careful monitoring of excess porewater pressures during construction is required to ensure that the TSF maintains geotechnical stability.

•	TSF geotechnical stability against static liquefaction is sensitive to phreatic level. Additional mitigations, such as installation of drainage layers to lower the phreatic surface, may be warranted to improve stability under worst case scenarios.

Environmental Studies, Permitting and Social Or Community Impact

The key environmental risks and concerns related to the TSF and their potential impacts on the surrounding environment have been identified in Section 20.7 of the Technical Report.

Economic Analysis

The Project economic performance is highly sensitive to the price of gold, as demonstrated in the sensitivity analysis. A key risk is the possibility of a significant decline in the price of gold during the life of the Project, which would negatively impact the Project economics. This risk is somewhat mitigated by the fact that the selected gold price used in the analysis is below the current spot gold price.

RECOMMENDATIONS

Geology and Exploration

Geology

•	Continue to improve understanding/interpretation of both large and small-scale structural elements that could affect zone delineation/continuity or give rise to previously unidentified zone/trend extensions (i.e., new exploration targets).

Resources

•	Additional infill drilling to increase confidence in the current resource base.

•	Additional extension/expansion drilling to add new Resources to the Inferred category for future upgrading.

•	Additional collection of density data, especially in previously unsampled areas (more pertinent at East Limb Deposits).

Exploration

•	Conduct additional lithogeochemical studies to help identify pathfinder elements and assess mass balance of alteration fronts (i.e., zonation) towards the development of new exploration targeting strategies.

•	Continue regional exploration programs focused on proximal targets/satellites, as well as more distal targets within the greater land package.

•	Consider Mobile Metal Ion (MMI) soil geochemistry testwork to help with earlier stage exploration targeting.

•	Continue underground drilling to target infill and extension in key mineralized zones. Consider resuming surface directional drilling at the PQ Deeps extension area (North Shore Drilling) to confirm continuity along the deposit plunge.

•	Outline a long-term plan to explore the broader mine lease area and regional claims for additional BIF- hosted and other orogenic gold mineralization systems.

Rock Testing

Further testing planned as Musselwhite Mine is developed deeper. Laboratory testing is performed by accredited labs using ASTM standards and International Society of Rock Mechanics suggested method for rock testing.

Mineral Resources Estimate

The following items are recommended for further consideration:

East Limb Deposits

Geological Model

Detailed discussion of the controls on mineralization should be undertaken with emphasis on specific zones (e.g., Upper Lynx). This will help with future estimations of domaining decisions and reduce the level of geological risk associated with this zone.

Modelling of the intraformational units within the HW Mafic package is an opportunity to increase the accuracy of the estimation in that area and add ounces to the resource. An indicator model may be helpful in defining areas of interest.

Density Measurements

It is recommended that density sampling frequency be increased in areas outside of known ore zones and to review the relevant procedure accordingly.

Review results of the ongoing density study to better understand the SG data set to inform future work. The QP recommends exploring the use of a density estimation for future updates, especially within the 4EA where the data set is most dense.

West Limb Deposits

Geological Model

The Leapfrog geological model was considered a positive improvement for estimation. However, several recommendations can be made for future work, including:

•	Some small lithology volumes were delivered with the model which appear to be artifacts. It would be best if these can be cleaned up for future models.

•	Further interpretation of smaller scale structures and/or lithologies is likely required. For example, the Rifle 4E is a high-grade narrow structure that has been mined underground and should be properly represented in the geology model.

•	Avoid using a background mafic unit to have proper separation of distinct mafic packages for estimation purposes.

Density Measurements

It is recommended that density sampling frequency be increased and possible review of the procedure to emphasize taking SG samples on material outside of known ore zones.

It may also be recommended that a density sampling campaign be undertaken to gain more data from core that is currently on surface in storage.

Reconciliation

Monitor performance of the model as further reconciliation information is collected to ensure the estimate reflects a realistic scenario.

Mineral Reserve Estimate

In the next review of mining reserves, the QP recommends that the metal price be reviewed to align with current market trends. In the case of Musselwhite, the metal price may impact mining reserves.

Mining Methods

Geotechnical

Based on the reviews completed, the following are geotechnical recommendations:

•	Complete 3D numerical modeling studies that include Mineral Reserves, Resources, High and Low potential zones. The models should be calibrated using past seismic related failures. From these studies identify potential impacts to the mine production and the stability of LoM capital infrastructure related to seismicity.

•	Extend seismic system further in the PQ Deeps.

•	Update seismic risk assessment based on 2024 data (by ESG) to determine future seismic event potential.

•	Complete additional studies as required based on the numerical modeling study results that may include changes to production sequence in the PQ Deeps, standard and dynamic ground support system reviews, changes to re-entry protocols, stope sizing review, expansion of stope pre-conditioning and just in time development approaches.

•	Retain and/or train existing underground geotechnical staff in mine seismicity related activities.

Process

The following items are recommended for further consideration regarding the Project's process operations:

•	Utilize the 2023 site gold recovery model while incorporating downside recovery risk of 2 to 4% within financial sensitivity analyses.

•	Pursue metallurgical test work outliers to determine cause(s), such as mineralogical analysis and gold deportment of leach test residues.

•	Align metallurgical test work with the progress of exploration to facilitate early identification of changing metallurgy, causes, and potential solutions (if justified).

•	Incorporate historical and future geometallurgical data within software designed to facilitate data analyses, gold production model development and support geometallurgical program management.

Recovery Methods

This is a mature and proven brownfields mineral processing facility with a flowsheet and infrastructure that is suited for the life-of-mine production plan. No notable recommendations have been made.

Tailings Storage Facility

•	Advance TSF closure cover design to facilitate optimal closure.

•	As identified by the Independent Tailings Review Board (ITRB), the option of adding a tailings desulfurization circuit to the process flowsheet should be re-evaluated.

•	Continue to refine stability and deformation analysis of TSF performance to further optimize tailings deposition protocols to protect against liquefaction.

•	Continue to evaluate a range of options to improve tailings deposition to achieve the planar tailings beaches (as per deposition plan) and maximize tailings storage capacity.

Environmental Studies, Permitting and Social Or Community Impact

•	Advance closure cover design to facilitate optimal closure.

•	Initiate focused studies on the potential for incorporating a constructed wetland treatment system to address a reasonable worst-case scenario for TSF seepage water quality.

•	Evaluate alternative (passive) means to support the long-term protection of Zeemel Lake.

•	Initiate progressive reclamation and closure of areas of the TSF that have obtained closure configuration as soon as a closure cover design is finalized and approved.

•	Further enhance the existing wetland downstream of the Polishing Pond to allow for increased hydraulic retention time and improved performance.

•	Cobalt seems to be a COC for both surface water and groundwater. Continue monitoring cobalt and understanding COC fate and transport in groundwater to be able to predict the effectiveness of closure alternatives. In addition, the proponent should explore options for flexibility or a less-rigorous site- specific standard (if warranted) (ITRB, 2024).

•	Continue the development and understanding of the hydrogeology and water quality conditions around the entire TSF (not just to the south) (ITRB, 2024).

•	Complete a second phase of geochemical testing with focus on tailings acidification potential and effects (ITRB, 2024).

•	Complete an annual “checkup” into the natural wetland to identify and address any health issues before they affect treatment performance (ITRB, 2024).

•	Honour the commitments to the ICs and maintain a consistent approach in managing the social impacts and risks associated with the Musselwhite operations.

Capital And Operating Costs

A comprehensive review of contractors, technical services and maintenance spending is recommended to identify milling cost savings opportunities.

Adjacent Properties

Due to the aforementioned opportunities and risks associated with adjacent and/or nearby properties, the QP recommends the following:

•	Tracking of ongoing activities via MLS and other public sources should be monitored in order to allow for improved decision-making processes associated with landholdings.

•	Maintaining an updated tracking system of current landholdings to ensure all financial obligations (or distribution of work credits) are met to avoid unplanned lapses of active claim blocks, preferably by a dedicated lands administrator or consulting service provider.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The selected unaudited pro forma combined financial information set forth below should be read in conjunction with the unaudited pro forma condensed combined financial statements of the Company and the accompanying notes thereto attached as Schedule “B” to this Circular.

The unaudited pro forma condensed combined balance sheet as at September 30, 2024 has been prepared from the unaudited condensed consolidated balance sheet of the Company for the nine months ended September 30, 2024 and the unaudited condensed interim statement of financial position of the Musselwhite Mine as at September 30, 2024 and gives pro forma effect to the successful completion of the Transaction as if the effective date of the transaction occurred on September 30, 2024.

The pro forma consolidated condensed combined income statement for the year ended December 31, 2023 has been prepared from the audited consolidated statements of loss and comprehensive loss of the Company for the year ended December 31, 2023 and the income statement of the Musselwhite Mine for the year ended December 31, 2023, and gives pro forma effect to the successful completion of the Transaction as if the transaction occurred on January 1, 2023.

The pro forma condensed interim combined income statement for the nine months ended September 30, 2024 has been prepared from the unaudited condensed interim consolidated income statement of the Company for the nine months ended September 30, 2024 and the unaudited income statement of the Musselwhite Mine for the nine months ended September 30, 2024 and gives pro forma effect to the successful completion of the Transaction as if the effective date of the Transaction occurred on January 1, 2024.

The summary unaudited pro forma combined financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Transaction will differ from the pro forma information presented below. The unaudited pro forma combined financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma combined financial statements of the Company and the accompanying notes thereto attached as Schedule “B” to this Circular.

The unaudited carve-out financial statements for the nine months ended September 30, 2024 and the audited carve-out financial statements for the year ended December 31, 2023 in respect of the Musselwhite Mine have been included in Schedule “B” hereto. The complete interim and annual financial statements of the Company are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

	Nine months ended September 30, 2024	Year ended December 31, 2023
	US$ 000’s	US$ 000’s
Income statement information:
Revenue	$608,533	$584,357
Net income (loss)	80,969	(368,891) [10]
Earnings (loss) per share	$0.25	$(1.18)

10 This loss includes (a) $72.7 million impairment of the Cerro Quema project in December 2023, and (b) an impairment charge of $292.9 million on goodwill at Musselwhite. Had the Transaction occurred, the impairment charge at Musselwhite Mine would have been included in the computations for consideration given and net assets acquired and would not have been recognized.

As at September 30, 2024
US$000’s
Balance sheet information:
Current assets	$181,613
Mineral properties	1,489,642
Other long-term assets	8,026
Total assets	$1,679,281

Current liabilities	$423,473
Long term liabilities	760,951
Equity	494,857
Total liabilities and equity	$1,679,281

This summary unaudited pro forma combined financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Transaction could differ materially from the pro forma information presented above.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

To the knowledge of the Board, the only matters to be placed before the Meeting are those referred to in the Notice of Meeting accompanying this Circular. However, should any other matters properly come before the Meeting; the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the Common Shares represented by the proxy.

Additional details regarding the matters to be acted upon at the Meeting are set forth below.

THE TRANSACTION

As set out in the Notice of Meeting, Shareholders will be asked to consider and vote on the Acquisition Resolution at the Meeting, the full text of which is set out in Schedule “A” hereto.

The Company, 1511583 B.C. Ltd., a wholly-owned subsidiary of the Company (the “Purchaser”), and GCL, a subsidiary of Newmont, have entered into a share purchase agreement dated November 17, 2024 (the “Share Purchase Agreement”), pursuant to which the Purchaser will acquire from GCL or an affiliate thereof, all of the issued and outstanding shares Musselwhite Mine Ltd., a wholly-owned subsidiary of GCL (the “Target”) holding all assets and liabilities, including associated right and title to property, related to the Musselwhite Mine.

BACKGROUND TO THE TRANSACTION

The entering into of the Share Purchase Agreement was the result of extensive arm’s length negotiations conducted among representatives of Orla, Newmont, and their respective financial and legal advisors. The following is a summary of the material events, meetings and negotiations and discussions among the parties that preceded the public announcement of the Transaction on November 18, 2024.

Newmont and the Sales Process

In February 2024, Newmont announced that it planned to divest five non-core assets in North America, including the Musselwhite Mine (the “Sales Process”). As Management and Board regularly review and evaluate potential corporate development opportunities, the Company identified Musselwhite Mine as a potential fit early in the Sales Process. The Company viewed Musselwhite Mine as having the potential to be a cornerstone asset for the Company, being the appropriate size, an attractive jurisdiction and with the right characteristics, to fit into the Company’s portfolio. In addition to increasing production and cash flow, the Company’s executives are well experienced in underground Canadian mining operations. Further, multiple members of the Board and executives were familiar with Musselwhite Mine, being former employees of Goldcorp Inc. (“Goldcorp”), which owned and operated the mine from 2006 until Goldcorp’s acquisition by Newmont in 2019.

The Company has had an ongoing and positive relationship with Newmont over the past several years, commencing with the Company’s acquisition of Camino Rojo from Goldcorp (now a subsidiary of Newmont) in 2017. Since such time, Goldcorp (and Newmont following its acquisition of Goldcorp) has been a cornerstone shareholder. The companies are party to an investor rights agreement and Newmont has nominated Mr. Scott Langley, Group Head, Corporate Development, to the Board.

Throughout the Company’s consideration of Musselwhite Mine and the Transaction, Mr. Langley declared his interest and recused himself from any Board discussions or voting in respect of the Transaction. The Company’s communications with Newmont regarding the process were primarily directed through BMO Nesbitt Burns Inc. (“BMO”) and later in the Sales Process, to other representatives of Newmont. References to the “Board” in this Circular do not include Mr. Langley.

Phase I

In March 2024, Newmont’s financial advisor, BMO, and representatives of the Company, met to discuss the Sales Process. At this meeting, the Company’s representatives were provided with an update on the Sales Process and a teaser with basic information on the applicable assets. The parties entered into the confidentiality agreement on April 1, 2024.

On May 15, 2024, BMO provided the Company with the Phase I process letter for the Sales Process and provided access to various materials on a virtual data room. The letter outlined that non-binding proposals would be due on July 11, 2024. Between May 15 and July 11, 2024, the Company engaged its technical, financial and legal advisors, and completed its initial technical due diligence on Musselwhite Mine. Based on the results of the technical due diligence, the Company executives submitted a non-binding proposal for Musselwhite Mine to BMO.

Between July 11, 2024 and August 6, 2024, BMO and representatives of the Company engaged in various discussions clarifying elements of the Company’s proposal.

Phase II

On August 6, 2024, BMO advised the Company that Orla would be included in Phase II of the Sales Process and provided the Phase II process letter. This letter confirmed that binding submissions for the Sales Process were due by October 17, 2024.

On August 12, 2024, the Company’s executives provided a comprehensive update to the Board regarding the Phase I submission and its plans and strategy for the Phase II process. The Board was provided with a detailed overview of the technical due diligence, valuation work to date by the Company’s financial advisors, the Company’s funding plan, legal considerations, and various other transaction matters. The Board was advised as to its duties in connection with the Transaction as part of this meeting. The Board and executives engaged in various discussions regarding the Transaction. The Board completed its deliberations in camera before agreeing that the Company should continue through Phase II of the Sales Process.

Between August 12, 2024 and October 17, 2024, Management, along with its technical, financial and legal advisors, completed comprehensive due diligence on Musselwhite Mine. This due diligence included a presentation from Musselwhite Mine’s management on August 26, 2024 and a site visit to Musselwhite Mine on September 5, 2024.

On September 18, 2024, the Company executives provided the Board with a comprehensive update on the due diligence process to date, including conclusions from the site visit to Musselwhite Mine, ongoing valuation work by the Company’s financial advisors, legal considerations, as well as the proposed funding analysis. The Board and executives engaged in various deliberations and discussion regarding the Transaction. The Board then met in camera, following which it reiterated its support of the Transaction to the executives of the Company.

On October 3, 2024, the Company submitted its comments on the draft Share Purchase Agreement to BMO, as required under the Phase II process letter.

On October 15, 2024, the Board, as well as the Company’s executives and financial advisors, met to discuss the terms of the Phase II final bid for Musselwhite Mine. At this meeting, the Company’s executives presented the final results of the legal, technical and financial due diligence. The financial advisors provided the Board with a detailed update on the merits of the Transaction and valuation analysis. The executives also provided an update on the draft Share Purchase Agreement and provided a detailed overview of the proposed funding model, including input received from its financial advisors. Following various deliberations and discussion with the Company’s executives and financial advisors, the Board met in camera to further deliberate. The Board subsequently approved the Company’s submission of the Phase II offer.

On October 17, 2024, the Company submitted the final Phase II offer to BMO.

Final Execution

On October 25, 2024, BMO and representatives of the Company met to discuss the Phase II offer. In the following days, the parties agreed to the principal deal points and the Company entered into an exclusivity agreement with Newmont.

Between October 25, 2024 and November 17, 2024, the parties negotiated the final transaction terms under the Share Purchase Agreement. The Company also engaged Davidson & Company LLP (“Davidson”) to complete the formal valuation of Musselwhite Mine (the “Formal Valuation”), as well as negotiating and securing binding commitments under the Financings (as defined below).

On November 17, 2024, the Board, Management, its financial and legal advisors, met to receive the Formal Valuation from Davidson and formally approve the Transaction. At this Meeting, Davidson delivered the results of the Formal Valuation (subsequently confirmed in writing) opining that, as of the date thereof and subject to the assumptions, limitations and qualifications described to the Board, the fair market value of Musselwhite Mine was between US$910,000,000 and US$940,000,000.

After discussion and deliberation and consultation with its legal and financial advisors, the Board completed its deliberations in camera and unanimously determined that the Transaction was in the best interest of the Company and recommended that Shareholders vote their Common Shares in favour of the Shareholders Resolutions.

Following the meeting of the Board, the Company and Newmont finalized the terms of the Share Purchase Agreement and Voting Agreements. During the evening of November 17, 2024, the Share Purchase Agreement and Voting Agreements were executed and the Company and Newmont issued press releases announcing the Transaction prior to the opening of the TSX on November 18, 2024.

REASONS FOR AND BENEFITS OF THE TRANSACTION

In evaluating and approving the Transaction and in making its determinations and recommendations, the Board gave careful consideration to the current and expected future position of the business of the Company and the terms of the Share Purchase Agreement. The Board considered a number of factors while assessing the Transaction including, among others, the following:

•	Acquisition of a high-quality, long-life, producing gold mine. Musselwhite Mine is an established operation with nearly six (6) million ounces of gold produced over the past 28 years, one and a half (1.5) million ounces of gold reserves with additional mineral resources, as well as identified upside potential supporting opportunities for significant mine life extension. The mineralization at Musselwhite Mine is hosted in a banded iron formation that remains open along a known strike extent, at least one kilometre beyond the current reserves. The total mining and exploration lease covers over 65,000 hectares.

•	Strategic entry into Canada establishing an enhanced North American presence. Strengthened portfolio diversification with entry into Ontario, Canada, which is a tier one mining jurisdiction. Located in a mining-friendly region with a strong work force and robust stakeholder support, the operation benefits from a stable operating environment that further enhances its long-term value. The combination of quality assets in Ontario, Canada, Nevada, United States, and Zacatecas, Mexico creates a premier North America focused gold company.

•	Immediately increases annual gold production by 140% to over 300,000 ounces at competitive costs. Pro forma annual gold production of over 300,000 ounces at combined AISC[11] of US$1,080/oz12. Through the development of South Railroad in Nevada, the Company has a pathway to annual production of 500,000 ounces at industry leading costs.

•	No upfront equity dilution with significant support from cornerstone Shareholders. Attractive transaction financing package including bank-provided debt and a gold prepay, as well as the placement of Notes led by Fairfax, Pierre Lassonde, and Trinity, allows Shareholders to retain exposure to the Company’s increasing net asset value with no upfront equity dilution.

•	Accretive to key metrics. The Transaction is expected to be significantly accretive to operating and free cash flow, gold production and gold reserves and resources, all on a per share basis.

•	Strengthened cash flow generation to support growth pipeline. Musselwhite Mine is expected to generate over US$150,000,000 in average annual cash flow over the next 6 years. The combined cash flows of Camino Rojo and Musselwhite Mine will allow the Company to self-fund continued investment in its growth pipeline. This includes Musselwhite Mine’s growth development, the South Railroad Project, development of the Camino Rojo sulphides project, and exploration in Canada, the United States, and Mexico. The Company had a robust cash position of approximately US$150,000,000 as of December 9, 2024.

•	Musselwhite Mine is well suited to Orla’s technical capabilities. The Company’s experienced management team boasts in-depth experience developing and operating underground mines, including many in Canada, and is supplemented by the Board’s operating history with the asset.

•	Increased leverage to strong gold price environment. Production uplift from Musselwhite Mine increases exposure to the current record gold price environment.

11 Non-GAAP measure. Excludes exploration and project growth spending. Refer to the “Non-GAAP Measures” section of this Circular.

12 Based on combined 2024 guidance Orla (Midpoint of 130-140koz and "low end" of US$800-900/oz AISC) and Musselwhite Mine LoM averages as per the Technical Report (as defined below) (202 koz and US$1,269/oz AISC).

•	Best current prospect for maximizing shareholder value. Based on the considerations described in this section and others, the Board has determined that the Transaction is the best current prospect for maximizing Shareholder value and specifically by: (i) transforming the Company into a North America centred, geographically diversified gold producer with multiple producing assets and a self-funded growth portfolio; (ii) strengthening the Company’s asset base and establishing a more robust mining company with strong gold production, competitive costs, cash flow generation, and a compelling pipeline with near- and medium-term growth opportunities; (iii) delivering immediate earnings and cash flow accretion on a per-share basis; (iv) employing a Transaction structure that avoids upfront equity dilution to existing Shareholders and takes advantage of the record gold price environment through the gold prepay arrangement; and (v) aligning with the Company’s stated strategy for growth and value creation with net asset value per share to continue increasing as the Company executes its vision.

•	Benefits to Musselwhite Mine stakeholders.

o	The Company values the skills and commitment of the current Musselwhite Mine team and will rely on them to continue to run the operation.

o	The Company will continue the highly constructive and collaborative relationship that has been developed with the local First Nations and will honour all existing commitments, obligations, and agreements with them.

o	All existing agreements with suppliers and contractors will be honoured.

o	The Company is committed to significantly investing in exploration and development activities to replace and grow mineral reserves and resources, with a clear focus on extending the mine life.

o	The Company will honour all existing charitable community commitments.

o	The Company is committed to building on the established Musselwhite Mine stakeholder relationships and working together in a spirit of trust, collaboration, and transparency.

•	Independent valuation. On November 17, 2024 (the date that the Company entered into the Share Purchase Agreement), Davidson, the Board’s independent valuator, submitted an oral valuation, the full Formal Valuation having subsequently been delivered to the Board is attached as Schedule “C” hereto, of the Musselwhite Mine in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), concluding that, as of November 17, 2024, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the fair market value of the Musselwhite Mine was between US$910,000,000 and US$940,000,000.

•	Voting Support from directors, officers and key Shareholders. The directors and officers of the Company, along with certain key Shareholders, namely Pierre Lassonde, Fairfax, Trinity, and Agnico Eagle, have entered into Voting Agreements with the Company, the Purchaser and GCL and under which they have agreed, among other things, to vote in favour of the Transaction and the Concurrent Private Placement. Newmont has also agreed to vote in favour of the Concurrent Private Placement pursuant to the Share Purchase Agreement. Irrespective of the Voting Agreements and the Share Purchase Agreement, the votes of Fairfax, Mr. Lassonde and Newmont will be excluded from calculating approval of the Shareholders Resolutions. Collectively, the Supporting Shareholders represent in aggregate approximately 52% of the Common Shares.

•	Negotiated transaction. The Share Purchase Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Transaction, which includes terms and conditions that are reasonable in the judgment of the Board and its advisors.

•	Fairness of the conditions. The Share Purchase Agreement provides for certain conditions to completion of the Transaction, which conditions are not unduly onerous or outside market practice and could reasonably be expected to be satisfied in the judgment of the Board.

•	Shareholder approval. The Acquisition Resolution and the Financing Resolution, respectively, must be approved by at least a simple majority of the votes cast on such resolution by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the Excluded Shares (as defined below) for the purposes of MI 61-101 and the rules of the Toronto Stock Exchange.

The foregoing summary of the information and factors considered by the Board in reaching their determinations is not, and is not intended to be, exhaustive. In view of the wide variety of factors considered in connection with their evaluation of the Transaction and the complexity of these matters, the Board did not find it practicable to, and therefore did not, quantify or otherwise attempt to assign any relative weights to these factors. In addition, individual members of the Board may have given different weights to different factors.

THE SHARE PURCHASE AGREEMENT

The Transaction will be carried out pursuant to the terms and conditions of the Share Purchase Agreement. The following is a summary of certain material terms of the Share Purchase Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the Share Purchase Agreement, the full text of which can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Transaction Overview

Prior to (or concurrent with) the closing of the Transaction, GCL shall transfer all of the assets, property and undertakings comprising the Musselwhite Mine to the Target in exchange for shares of the Target, such that the Target is to become the registered and beneficial owner of all of the transferrable assets and property related to the Musselwhite Mine (the “Pre-Closing Reorganization”). Subsequent to the closing of the Pre-Closing Reorganization but prior to the closing of the Transaction, GCL will transfer the shares of the Target to the vendor, being another wholly-owned subsidiary of Newmont (the “Vendor”).

Pursuant to the Share Purchase Agreement, the Purchaser will acquire all the issued and outstanding shares of the Target (the “Purchased Shares”) from the Vendor, thus acquiring all assets, liabilities, and property comprising the Musselwhite Mine.

Consideration

In consideration for the Purchased Shares, the Company has agreed to pay:

•	US$810,000,000 in cash (the “Base Purchase Price”), on the closing date of the Transaction (the “Closing Date”);

•	US$20,000,000 (the “First Deferred Amount”) in cash, by no later than ten (10) business days following the first anniversary of the Closing Date, unless the average spot gold price is equal to or less than US$2,900/oz during the period commencing on the Closing Date and ending on first anniversary thereof, in which case the First Deferred Amount will be reduced to US$0; and

•	US$20,000,000 (the “Second Deferred Amount”) in cash no later than ten (10) business days following the second anniversary of the Closing Date, unless the average spot gold price is equal to or less than US$3,000/oz during the period commencing on the first anniversary of the Closing Date and ending on second anniversary thereof, in which case the Second Deferred Amount will be reduced to US$0 (collectively, the “Purchase Price”).

The First Deferred Amount and the Second Deferred Amount are contingent in their entirety and subject to the price of gold for the respective periods provided above. As such, only the Base Purchase Price is guaranteed.

Representations and Warranties

The Share Purchase Agreement contains customary representations and warranties of GCL, or the Vendor (if GCL is not the Vendor), relating to certain matters including the following: incorporation and corporate power, required authorizations, enforceability, capitalization, subsidiaries, qualification to do business, books and records, bankruptcy, insolvency and reorganization, financial statements, title to and sufficiency of assets, real property, personal property, litigation, compliance with laws, licences, undisclosed liabilities, consents and regulatory approvals, no conflict, environmental matters, agreements with indigenous groups, insurance, tax matters, absence of certain changes or events, benefit plans, employment matters, commissions, and U.S. matters.

In addition, the Share Purchase Agreement contains customary representations and warranties of the Purchaser relating to certain matters including the following: incorporation and corporate power, required authorizations, enforceability, consents and regulatory approvals, no conflict, financing, bankruptcy, insolvency and reorganization, compliance with laws, commissions and non reliance, and customary representations and warranties of the Company, as guarantor, including the following: incorporation and corporate power, required authorizations, enforceability, consents and regulatory approvals, no conflict, financing and commissions.

Conditions Precedent to the Transaction

Mutual Conditions Precedent:

The Share Purchase Agreement provides that the obligations of the Purchaser and GCL (or the Vendor if not GCL) to complete the Transaction are subject to the following conditions precedent:

•	there must be no order against any party to the Share Purchase Agreement (collectively, the “Parties”) remaining in effect for the purpose of enjoining, prohibiting, preventing or restraining, temporarily or permanently, the completion of the Transaction;

•	Competition Act clearance must have been obtained;

•	the Acquisition Resolution and the Financing Resolution must have been approved by the Shareholders at the Meeting in accordance with applicable law; and

•	there must be no law enacted, issued or promulgated which remains in effect and has the effect of (a) making any of the transactions contemplated by the Share Purchase Agreement illegal, or (b) otherwise prohibiting, preventing or restraining the consummation of any of the transactions contemplated by the Share Purchase Agreement.

Additional Conditions for the Benefit of the Purchaser:

The Share Purchase Agreement provides that the obligations of the Purchaser to consummate the Transaction are subject to the satisfaction of the following conditions precedent:

•	the representations and warranties of GCL contained in the Share Purchase Agreement must be true and correct to the standards set out in the Share Purchase Agreement;

•	GCL must have materially performed and complied with the terms and conditions in the Share Purchase Agreement and have executed and delivered all documents and certificates as required thereunder;

•	GCL must have completed the Pre-Closing Reorganization as contemplated in the Share Purchase Agreement; and

•	there must be no continuing material adverse change.

Additional Conditions for the Benefit of GCL (or the Vendor if not GCL):

The Share Purchase Agreement provides that the obligations of GCL to consummate the Transaction are subject to the satisfaction of the following conditions precedent:

•	the representations and warranties of the Purchaser contained in the Share Purchase Agreement must be true and correct to the standards set out in the Share Purchase Agreement; and

•	the Purchaser must have materially performed and complied with the terms and conditions in the Share Purchase Agreement and have executed and delivered all documents and certificates as required thereunder.

Interim Period Covenants

Covenants of GCL (or the Vendor if not GCL):

For the period between the date of the Share Purchase Agreement and the Closing Date (the “Interim Period”), GCL has agreed: (i) to operate the Musselwhite Mine in the ordinary course of business in a manner consistent with past custom and practice, in accordance with an agreed upon mine plan and in material compliance with applicable law and contracts; (ii) to notify the Purchaser if it becomes aware of any event or circumstance which could reasonably be expected to have a material adverse change; and (iii) not to: modify the constating documents, securities, material contracts, accounting principles or benefit plans of the Target, issue sell or purchase securities of the Target, encumber or dispose of the property or assets of Musselwhite Mine, incur material liabilities, discharge, settle or satisfy any material legal proceedings in respect to the Musselwhite Mine, hire or terminate any officer or senior management employee, or enter into an collective bargaining agreement.

Covenants of the Purchaser and the Company:

During the Interim Period, the Purchaser and the Company have agreed: (i) to consummate and obtain the proceeds under the Financings (as defined below) on the terms and conditions described in such applicable financing documents; (ii) to keep GCL reasonably informed regarding the status of the Financings and any material developments relating thereto; (iii) not to amend, supplement or modify, or waive any provision under the applicable financing documents, without the prior written consent of GCL; (iv) to promptly arrange for alternative financing should all or any portion of the Financings become unavailable; and (v) not to directly or indirectly announce or make any acquisition of, or investment in, any operating gold mine in Canada.

Consents and Approvals

The Parties have agreed to cooperate and use commercially reasonable efforts to take, or cause to be taken, all appropriate actions, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and to consummate and make effective the Transaction as contemplated by the Share Purchase Agreement on the Closing Date, including any and all efforts to obtain, prior to the Closing Date, any required consents, clearance, and regulatory approvals.

In addition, the Parties have agreed to cooperate in good faith with one another and provide such assistance as any other party may reasonably request in connection with obtaining Competition Act clearance as soon as reasonably practicable and have accepted certain obligations to submit applications, provide opportunities for document review and inform the other party of substantive communications.

The Purchaser and the Company have agreed to contest and resist any action, including any administrative or judicial action, and seek to have vacated, lifted, reversed or overturned any order which has the effect of making the Transaction illegal or otherwise prohibiting consummation of the transactions contemplated by the Share Purchase Agreement.

The Purchaser is responsible for all fees associated with all filings made related to obtaining the Competition Act clearance and other regulatory approvals.

Additional Covenants

Pre-Closing Reorganization:

GCL has agreed, or will cause the Vendor if not GCL, to (a) consummate the Pre-Closing Reorganization and (b) deliver to the Purchaser all documentation evidencing that the Pre-Closing Reorganization has been consummated. GCL has agreed to keep the Purchaser reasonably apprised of the status of the Pre-Closing Reorganization.

Exchange Approval:

The Company has agreed take all actions and do all things reasonably necessary to obtain, prior to the Closing Date, any required consents of the TSX in respect of the completion of the Transaction and the Purchaser has agreed to provide GCL copies of any submissions to the TSX contemporaneously with the filing of such submissions and will provide copies of any related correspondence in respect of such submissions.

Covenant of Guarantor:

The Company, as guarantor, has agreed to guarantee the prompt payment and performance of all obligations of the Purchaser under the Share Purchase Agreement and has agreed to be liable for all obligations of the Purchaser, including any indemnity given, under the Share Purchase Agreement or any other agreement, certificate or other document delivered in connection with the Transaction.

Reclamation and Closure Plan for Musselwhite Mine:

In connection with liabilities and legislative requirements applicable to the Musselwhite Mine, the Purchaser has acknowledged that it: (i) has had adequate opportunity to conduct thorough due diligence; (ii) has received independent advice; (iii) understands the legal obligations that will apply to the Purchaser in respect of current and future compliance with environmental laws in respect of the Musselwhite Mine and its operations; and (iv) will have access to competent and qualified persons with the technical and operational capability required to perform its obligations in respect of environmental laws.

In addition, the Purchaser has agreed (i) to comply with and satisfy all reclamation liabilities; (ii) to undertake the reclamation of the Musselwhite Mine in compliance with applicable standards; (iii) to provide all security and financial assurance required by any governmental authority in support of the mine closure plans as and when required; (iv) not to transfer or assign all or any part of its interest in the Musselwhite Mine for a period of six (6) years following the Closing Date without the consent of GCL, which must be provided in certain circumstances.

Employment Matters:

The employment of all employees of the Musselwhite Mine, other than certain excluded employees, will be transferred form GCL to the Target pursuant to the Pre-Closing Reorganization on the same terms and conditions which such employees are employed by GCL and its affiliates immediately prior to the Pre-Closing Reorganization.

The Parties have agreed that the employees will be immediately eligible to commence participation in the Purchaser’s new or existing benefit and retirement plans and equity and incentive compensation plans, to the extent they participated in GCL’s plans, as of the Closing Date, on terms that are no less favourable in the aggregate than those provided under GCL’s plans.

The Target has agreed to be solely responsible for any severance, termination, damages for wrongful dismissal, constructive dismissal damages, change in control, accrued paid time off, redundancy, termination indemnitees or similar termination payments or benefits that may become payable to any employee.

Other terms related to the transfer of the Musselwhite Mine employees from GCL to the Target will be governed by an asset purchase agreement to be entered into between GCL and Target shortly before the Closing Date, which document will implement the Pre-Closing Reorganization.

Indemnification

The Parties have agreed to indemnify each other for: (i) any incorrectness in or breach of any representation or warranty of the other party; and (ii) any breach or any non-fulfilment of any covenant or agreement on the part of the other party, contained in the Share Purchase Agreement.

In addition, the Vendor or GCL (if not the Vendor) has agreed to indemnify the Purchaser for tax liabilities existing prior to the Closing Date as specified in the Share Purchase Agreement, and the Purchaser and the Company have agreed to indemnify the Vendor for assumed liabilities and Musselwhite Mine reclamation liabilities, in each case as specified in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, the Purchaser has agreed to honour all rights to indemnification or exculpation now existing in favour of all present and former officers, directors, managers or employees of the Company.

Mutual Release

By virtue of the Share Purchase Agreement, upon the closing, the Purchaser, on its own behalf and on behalf of the Target, will release and discharge, GCL and each of its affiliates, and each of their respective representatives and equity holders (collectively, the “Released Vendor Parties”) from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, which the Target ever had, now has or may have relating to, arising out of or in any way connected with the dealings of the Released Vendor Parties and the Target, however, such release shall not operate to release (i) the Released Vendor Parties from any obligations under the Share Purchase Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to the Share Purchase Agreement or (ii) any third party from any of its obligations under any contract with such third party.

By virtue of the Share Purchase Agreement, upon the closing, GCL and the Vendor (if not GCL) will release and discharge the Target from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, which GCL or the Vendor (if not GCL) ever had, now has or may have relating to, arising out of or in any way connected with the dealings of the Target and GCL or the Vendor (if not GCL), however, that such release shall not operate to release (i) the Target from any obligations under the Share Purchase Agreement or in any other agreement, certificate or instrument executed and delivered pursuant to the Share Purchase Agreement, or (ii) any third party from any of its obligations under any contract with such third party.

Termination

Subject to its terms and conditions, the Share Purchase Agreement can be terminated on or prior to the Closing Date by:

•	the mutual written agreement of GCL and the Purchaser;

•	by written notice from the Purchaser to GCL if any closing condition of GCL, as described under the heading “Conditions Precedent to the Transaction” above, has not been fulfilled at or before March 31, 2025, or such earlier or later date as may be agreed to in writing by the Parties (the “Outside Date”); or

•	by written notice from GCL to the Purchaser if any closing condition of the Purchaser of Company, as described under the heading “Conditions Precedent to the Transaction” above, has not been fulfilled at or before the Outside Date.

Upon termination, all obligations of the Parties under the Share Purchase Agreement shall terminate except for certain obligations related to maintaining confidentiality of any confidential information and protection of any personal information exchanged in the course of the Transaction. No termination fee or similar type of payment will be payable by any Party in connection with any termination of the Share Purchase Agreement by any Party.

FORMAL VALUATION

Overview

Pursuant to an engagement agreement dated October 31, 2024 (the “Davidson Engagement Letter”), the Board retained Davidson to prepare the Formal Valuation in connection with the Transaction and to provide the Formal Valuation as to the fair market value of the Musselwhite Mine in accordance with MI 61-101. The Board concluded that Davidson is qualified and independent for the purposes of MI 61-101, as further described below.

The terms of the Davidson Engagement Letter provide that Davidson will receive a fixed fee for its services to the Board for the delivery of the written Formal Valuation, attached as Schedule “C” hereto. The Company has also agreed to reimburse Davidson for its reasonable out-of-pocket expenses and to indemnify Davidson in respect of certain liabilities that may arise out of the engagement of Davidson. No portion of the fees payable to Davidson are contingent on the conclusions reached in the Formal Valuation or on the completion of the Transaction.

Pursuant to the consent attached as Schedule “D” hereto, Davidson has consented to (i) all references to the Formal Valuation included in the Circular, (ii) the inclusion of the full text of the Formal Valuation as Schedule “C” hereto, and (iii) the filing of the Formal Valuation in the Circular with the applicable securities regulatory authorities.

Relationship with Interested Parties

The Formal Valuation was prepared by Davidson acting independently. The assessment of Davidson is consistent with the independence requirements of MI 61-101, as detailed in the Formal Valuation.

In particular, neither Davidson nor any of its affiliates:

•	is an “associated entity”, “affiliated entity” or “issuer insider” (as those terms are defined in MI 61-101) of the Company, the Purchaser or any Interested Party (as such term is defined in MI 61-101) in the Transaction, or any of their respective associates or affiliates (collectively, the “Interested Parties” for the purposes of this section entitled “Formal Valuation”);

•	is acting as financial advisor to any Interested Party in connection with the Transaction (other than pursuant to the Davidson Engagement Letter);

•	has a financial incentive in respect of the conclusions reached in the Formal Valuation or the outcome of the Transaction;

•	is a manager or co-manager of a soliciting dealer group formed in respect of the Transaction (or a member of such a group performing services beyond the customary soliciting dealer’s functions or receiving more than the per security or per security holder fees payable to the other members of the group);

•	is the external auditor of an Interested Party; and/or

•	has a material financial interest in the completion of the Transaction.

Except for being engaged by the Board on October 31, 2024, to provide the Formal Valuation, Davidson has not been engaged by, performed any services for, or received any compensation from the Company or its affiliates within the past 24 months. Other than as set forth above, there are no understandings, agreements, or commitments between Davidson and any of the Interested Parties with respect to future business dealings.

Credentials of Davidson

Davidson is a full-service professional services firm of Chartered Professional Accountants located in Vancouver, British Columbia, Canada. Davidson’s valuation professionals are comprised of Chartered Business Valuators experienced in providing professional advisory services in connection with merger, acquisition, divestiture, formal valuation and fairness opinion matters.

The Formal Valuation represents the opinion of Davidson as of November 17, 2024, and their form and content has been approved for release by Davidson’s valuation practice.

Scope of Review

In connection with the Formal Valuation, Davidson made such reviews, investigations, analyses and discussions as it reasonably deemed necessary and appropriate under the circumstances. Davidson also took into account its assessment of securities markets, economic, financial and general business conditions, as well as its experience in securities and business valuation in general, and with respect to similar transactions.

In preparing the Formal Valuation, Davidson reviewed, among other things, and where it considered appropriate relied upon:

•	the audited combined financial statements of Musselwhite Mine and analysis related thereto for the fiscal years ended December 31, 2022, and 2023;

•	the Technical Report;

•	presentations and financial models prepared by the Company’s management or other parties;

•	public information relating to the operations of Musselwhite Mine;

•	the final offer letter from the Company, dated October 17, 2024, outlining the purchase price and forms of consideration for the Transaction;

•	such other corporate, industry, and financial market information, investigations and analyses as Davidson considered necessary or appropriate in the circumstances; and

•	public information regarding public company trading data and precedent transactions.

Davidson also conducted analyses, investigations, research, interviews, and testing of assumptions as it deemed to be appropriate or necessary in the circumstances. Davidson was not, to the best of its knowledge, denied access by the Company to any information under the Company’s control which it requested.

Assumptions and Liabilities

As provided for in the Formal Valuation, Davidson has relied upon the completeness, accuracy and fair presentation of all the financial information, data, advice, opinions or representations obtained from public sources and the Company. The Formal Valuation is conditional upon such completeness, accuracy and fair presentation of the foregoing information. Davidson has not been requested to or attempted to verify independently the completeness, accuracy or fairness of presentation of any such information, data, advice, opinions and representations.

The Formal Valuation is rendered as at November 17, 2024, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise of Musselwhite Mine, as they were reflected in the information provided or otherwise available to Davidson. Davidson has not undertaken to update the opinion to any other date. Any changes therein may affect the Formal Valuation and, although Davidson reserves the right to update, change, supplement or withdraw the Formal Valuation in such event, it disclaims any and all undertaking or obligation to advise any person of any such change that may come to its attention, or to change, supplement or withdraw the Formal Valuation after such date.

In completing the Formal Valuation, Davidson made numerous assumptions with respect to economic, industry, and operating performance and expectations that are matters over which Davidson has no control. As a result, there is a degree of uncertainty in the concluded estimates of value.

Davidson has assumed that budgets, forecasts, projections and estimates were prepared reflecting the best currently available assumptions, estimates and judgments of the Company and the management of the Musselwhite Mine, having regard to any related business, plans, financial condition and prospects. In rendering the Formal Valuation, Davidson expresses no independent view as to the reasonableness of such budgets, forecasts, projections or the assumptions used upon which they are based.

The concluded range of fair market value expressed in the Formal Valuation is a reasonable estimate developed based on information and assumptions available at the time the estimates were developed. If significant deviations from these assumptions materialize in the future, the estimates may no longer be representative of value.

The Formal Valuation has been provided for the exclusive use of the Board in considering the Transaction and, other than as permitted by the Davidson Engagement Letter, may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of Davidson.

Valuation

In arriving at an opinion of fair market value of the Musselwhite Mine, Davidson employed a range of analysis, valuation criteria and valuation methodologies. Davidson did not attribute any particular weight to any of the valuation approaches in the Formal Valuation, the selection of appropriate valuation methodologies and the valuation conclusions drawn therefrom are matters of professional judgement.

The Formal Valuation contains Davidson’s opinion that, based on the scope of its review and subject to the assumptions, restrictions and limitations provided therein, as of November 17, 2024, the fair market value of Musselwhite Mine was between US$910,000,000 and US$940,000,000.

This summary of the Formal Valuation is qualified in its entirety by reference to the full text of the Formal Valuation, attached as Schedule “C” to this Circular. Shareholders are urged to, and should, read the Formal Valuation in its entirety.

The full text of the Formal Valuation describes the scope of review, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Davidson.

The Formal Valuation was provided solely for the use of the Board in connection with, and for the purpose of, its consideration of the Transaction and may not be used or relied upon by any other person. The Formal Valuation is not and is not intended to be and does not constitute a recommendation as to how Shareholders should vote in respect of the Acquisition Resolution or Financing Resolution.

SOURCE OF FUNDS AND EXPENSES FOR THE PROPOSED TRANSACTION

The Company has arranged the following financing commitments in order to fund the Base Purchase Price of the Transaction (collectively, the “Financings”):

•	Credit Facility. The Company has US$150,000,000 in undrawn capacity under its existing revolving credit facility (the “RCF”) and, pursuant to a commitment letter (the “Commitment Letter”) with The Bank of Nova Scotia, on behalf of a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital LLC. (collectively, the “Lenders”), the Lenders have agreed to provide, subject to the terms and conditions set forth therein, a new US$100,000,000 senior secured non-revolving term credit facility to the Company.

•	Private Placement. Pursuant to a subscription letter (the “Subscription Letter”) executed by each of Fairfax, Pierre Lassonde and Trinity (collectively, and together with their affiliates, the “Subscribers”), the Subscribers have committed to subscribe for the Notes in the aggregate principal amount of US$200,000,000. The Concurrent Private Placement is subject to approval of the Disinterested Shareholders (as defined below), see “The Concurrent Private Placement” below for a complete description of the Concurrent Private Placement and required approvals thereunder.

•	Gold Prepay Facility. Pursuant to commitment letters (the “Gold Prepay Letters”) with each of the Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital Markets LLC (together, the “Gold Prepay Lenders”), the Gold Prepay Lenders have committed, subject to the terms and conditions therein, to provide a gold prepay to the Company in the amount of US$360,000,000 as set forth in the Gold Prepay Letters.

The estimated fees, costs and expenses of the Company in connection with the Transaction, including, without limitation, fees of financial advisors, filing fees, legal and accounting fees and printing and mailing costs are not expected to exceed approximately US$15,000,000.

THE TRANSACTION UNDER MI 61-101

Any transaction wherein an entity acquires a “related party”, is considered to be a “related party transaction” under MI 61-101. A “related party” (as such term is defined in MI 61-101) of an entity includes a person that has beneficial ownership of, or control or direction over, directly or indirectly, securities of such entity carrying more than 10% of the voting rights attached to all the entity’s outstanding voting securities, or an affiliated entity of such person.

As provided under the heading entitled “Voting Securities and Principal Holders Thereof – Principal Shareholders” above, Newmont, through its affiliates, holds more than 10% of the voting securities of the Company and is therefore a “related party” of the Company under MI 61-101. Furthermore, GCL, being an affiliated entity of Newmont (as such term is defined in MI 61-101), is also a “related party” of the Company.

The Transaction is a “related party transaction” for purposes of MI 61-101 as the Company will acquire all the issued and outstanding shares of the Target from a “related party” and the Transaction otherwise meets the requirements of Part 5 of MI 61-101. In addition to the requirements of MI 61-101, minority shareholder approval of the Transaction is required pursuant to sections 501(c) and 604(a)(ii) of the TSX Company Manual.

Minority Approval Requirement

Given that the Transaction is a “related party transaction”, the MI 61-101 minority approval requirement applies and the Transaction must be approved by at least a simple majority (50%) of the votes cast by all holders of Common Shares, excluding all Common Shares held by Newmont or its affiliates (and those held by Fairfax and Mr. Lassonde pursuant to section 604(a)(ii) of the TSX Company Manual) (the “Minority Shareholders”), present in person or represented by proxy at the Meeting.

For the purposes of obtaining approval from the Minority Shareholders in accordance with MI 61-101 and the rules of the TSX, the votes attached to an aggregate of 132,298,486 Common Shares (the “Excluded Shares”), representing approximately 41.1% of the total issued and outstanding Common Shares as of the Record Date, will be excluded from the vote, as set out in further detail below:

Excluded Shareholder	Excluded Common Shares	Percentage on a Non- diluted Basis

Fairfax	56,817,229	17.7%
Pierre Lassonde	32,235,963	10.0%
Newmont	43,245,294	13.4%

All members of the Board of the Company, excluding Mr. Langley, after consultation with its legal counsel and financial advisors, unanimously recommend that Minority Shareholders vote FOR the Acquisition Resolution.

Formal Valuation Requirement

The Company is required to obtain a formal valuation under MI 61-101 and has retained the services of Davidson to provide a formal valuation which is summarized under the heading “Formal Valuation” above, and the full text of which is attached hereto as Schedule “C”.

The Board (excluding Mr. Langley) is unanimously of the opinion that Davidson is a qualified firm and independent from the Company. All directors (excluding Mr. Langley) voted for the resolution of the Board retaining Davidson as the valuator. The compensation payable to Davidson does not interfere with its independence and it is not contingent in whole or in part on the success of the Transaction or on the conclusions reached in the Formal Valuation. Except for being engaged by the Board on October 31, 2024, to provide the Formal Valuation, Davidson has not been engaged by, performed any services for, or received any compensation from the Company or its affiliates within the past 24 months. Other than as set forth above, there are no understandings, agreements, or commitments between Davidson and any of the Interested Parties with respect to future business dealings.

VOTING SUPPORT AGREEMENTS

The Supporting Shareholders (other than Newmont) have entered into Voting Agreements, pursuant to which they have agreed, among other things, to vote in favour of the Transaction and the Concurrent Private Placement, and not to sell, transfer, pledge, option or assign any securities held, until termination of the Voting Agreements. Newmont has agreed to vote in favour of the Concurrent Private Placement pursuant to the Share Purchase Agreement. Irrespective of the Voting Agreements and the Share Purchase Agreement, the votes of Fairfax, Mr. Lassonde and Newmont will be excluded from calculating approval of the resolutions.

The Voting Agreements shall automatically terminate upon the earlier of: (a) the termination of the Share Purchase Agreement in accordance with its terms; or (b) the closing of the Transaction.

Collectively, the Supporting Shareholders represent approximately:

•	in aggregate approximately 52% of the issued and outstanding Common Shares; and

•	19.05% of the Common Shares eligible to vote on the Acquisition Resolution approving the Transaction and the Financing Resolution approving the Concurrent Private Placement, respectively (excluding the Common Shares held by Newmont, Fairfax and Mr. Lassonde, and their respective joint actors, if any).

RECOMMENDATION OF THE BOARD

The Minority Shareholders (as defined below) will be asked to approve the Acquisition Resolution, as set forth in Schedule “A” hereto, in order to approve the Transaction.

The Board engaged Stifel Nicolaus Canada Inc. and Scotiabank as its financial advisors in respect to the Transaction. In addition, the Board engaged Davidson to provide the Formal Valuation with respect to the Transaction as required under MI 61-101. Davidson has delivered to the Board the results of the Formal Valuation opining that, as of the date of the Share Purchase Agreement, subject to the assumptions, limitations and qualifications set forth therein, the fair market value of Musselwhite Mine is between US$910,000,000 and US$940,000,000.

AFTER CAREFUL CONSIDERATION OF THE ACQUISITION, THE BOARD (EXCLUDING MR. LANGLEY) HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOUR OF THE ACQUISITION RESOLUTION.

IN THE ABSENCE OF CONTRARY DIRECTIONS THE NAMED PROXYHOLDER INTENDS TO VOTE PROXIES IN THE ACCOMPANYING FORM IN FAVOUR OF THE ACQUISITION RESOLUTION.

THE CONCURRENT PRIVATE PLACEMENT

As set out in the Notice of Meeting, Shareholders will be asked to consider and vote on the Financing Resolution at the Meeting, the full text of which is set out in Schedule “A” hereto.

In connection with the Transaction, the Company has entered into the Subscription Letter with the Subscribers, including Fairfax, Mr. Lassonde and Trinity, on their own behalf and that of their respective affiliates, pursuant to which, the Subscribers have committed, subject to the terms and conditions therein, to subscribe for Notes in the amounts set forth in the Subscription Letter for an aggregate principal amount of US$200,000,000.

In aggregate, 58,835,441 Common Shares are issuable pursuant to the Concurrent Private placement, reflecting the sum of 35,443,037 Common Shares issuable upon conversion of all Notes and 23,392,404 Common Shares issuable upon the exercise of all Warrants, and representing approximately 18.3% of the issued and outstanding Common Shares as of the Record Date.

The proceeds of the Concurrent Private Placement financing will be contributed by the Company to the Purchaser and used by the Purchaser solely to fund a portion of the Purchase Price payable to GCL pursuant to, and in accordance with, the Share Purchase Agreement.

Pursuant to section 604(a)(ii) and 607(g)(ii) of the TSX Company Manual, the TSX requires shareholder approval to be obtained for a private placement to “insiders” (as defined in the TSX Company Manual) for listed securities, options or other entitlements to listed securities greater than 10% of the number of securities of the issuer, on a non-diluted basis, prior to the date of closing of the private placement. As the Concurrent Private Placement will result in more than 10% of the issued and outstanding Common Shares being made issuable to insiders of the Company, the Concurrent Private Placement is subject to the approval by an ordinary resolution of the Shareholders, excluding votes attached to the aggregate of 132,298,486 Excluded Shares, which are owned or controlled by Fairfax, Mr. Lassonde and Newmont, and their respective joint actors (of which the Company believe there are none) (the “Disinterested Shareholders”). See the section entitled "The Transaction Under MI 61-101 – Minority Approval Requirement" for details of the holdings of Fairfax, Mr. Lassonde and Newmont, respectively.

TERMS OF THE SUBSCRIPTION LETTER

Terms of the Notes

Pursuant to the terms of the Subscription Letter, the Subscribers, or their affiliates or assignees, will purchase an aggregate principal amount of US$200,000,000. Holders of Notes are entitled to receive interest of 4.50% per annum, which is payable quarterly in cash.

The Notes may be converted in full or in part at any time prior to the date that is five (5) years plus one (1) day from the issuance date (the “Maturity Date”), by the holder thereof, into Common Shares at a price per Common Share of C$7.90 (approximately US$5.64), being a 37% premium to the five-day volume-weighted average price of the Common Shares on the TSX as of close of market on November 15, 2024, being the last trading day preceding the announcement of the Concurrent Private Placement (the “Conversion Price”). The Conversion Price is subject to standard anti-dilution upon certain events such as reorganizations, stock dividends, share splits, consolidations. For the purposes of conversion, the Conversion Price will be converted into U.S dollars using a fixed exchange rate of $1.40 Canadian dollars per US dollar ($0.714 USD/CAD).

In addition, the Subscribers are entitled to receive 0.66 Warrants per Common Share, issued upon closing, to purchase Common Shares on a proportionate basis. The Warrants will have a strike price of C$11.50 per Common Share and an expiry of the fifth anniversary of the closing of the Concurrent Private Placement.

The Notes, along with the Common Shares issuable upon conversion thereof, will be freely transferable by the holders, subject to applicable resale restrictions under applicable securities laws and the customary four (4) month hold period in Canada.

Change of Control

Upon the occurrence of a change of control, including the acquisition of voting control or direction over more than 50% of the Common Shares of the Company (“Change of Control”), the Company will be required to make an offer to purchase all of the Notes at a price equal to the lesser of: (i) 104.5% of the principal amount thereof plus accrued and unpaid interest; and (ii) 100% of the total remaining scheduled principal payments until the Maturity Date together with unpaid interest thereon.

Conditions

The Subscription Letter, and the Subscribers respective commitments to purchase Notes thereunder, are subject to the following conditions:

•	the closing of the Transaction as contemplated by the Share Purchase Agreement substantially contemporaneously with the purchase of the Notes;

•	no provision of the Share Purchase Agreement shall have been amended or modified, and no condition therein shall have been waived, in such a way as to be materially adverse to the interests of the Subscribers;

•	the approval for the listing and posting for trading on the TSX and the NYSE American LLC (the “NYSE American”) of the Common Shares issuable upon conversion of the Notes and the Warrants, subject only to the satisfaction of the customary listing conditions of the TSX and the NYSE American;

•	approval by the Disinterested Shareholders of the Concurrent Private Placement; and

•	the concurrent funding of all amounts under the Subscription Letter and the other Financings.

For clarity, if the Concurrent Private Placement is not approved, then all Subscribers (including those other than Fairfax and Mr. Lassonde) will be released from their obligations under the Subscription Letter.

Termination

Pursuant to the terms of the Subscriptions Letter, the Subscribers funding obligations thereunder will terminate upon the earliest of: (i) the termination of the Share Purchase Agreement in accordance with its terms; (ii) the termination of the other Financings in accordance with their terms; and (iii) the fulfillment of all obligations under the Subscription Letter, including the purchase of the Notes.

Expenses

The Company is responsible for its own fees and expenses and will reimburse the Subscribers for their reasonable expenses (including reasonable legal fees, disbursements and taxes) in connection with the Concurrent Private Placement.

Closing

According to the terms of the Subscription Letter, the Concurrent Private Placement will close concurrently with, and is conditional upon, the closing of the Transaction.

CONTROL PERSON ISSUANCE

Pursuant to the Subscription Letter, upon completion of the Concurrent Private Placement, Fairfax will receive Notes in the aggregate principal amount of US$150,000,000 and 17,544,303 Warrants. Upon conversion in full of the Notes and exercise of all of the Warrants issued to Fairfax in accordance with the terms thereof (as described under the heading “Terms of the Notes” above), Fairfax will be entitled to receive an approximate aggregate of 44,126,581 Common Shares.

According to section 604(a)(i) of the TSX Company Manual, shareholder approval is required where any issuance would “materially affect control” of the issuer, which is defined therein as the creation of a holding of more than 20% of the voting securities of the issuer by one security holder or a combination of security holders acting together. As the Concurrent Private Placement may result in Fairfax holding more than 20% of the Common Shares, the issuance of the Notes and Warrants, including the Common Shares issuable upon conversion or exercise thereof, is subject to the approval by an ordinary resolution of the Shareholders, excluding the votes attached to the 56,817,229 Common Shares owned or controlled by Fairfax, representing approximately 17.7% of the total issued and outstanding Common Shares as of the Record Date. Such resolution forms part of the Financing Resolution. See the section entitled “The Concurrent Private Placement Under MI 61-101”, for a description of the anticipated effect of the Concurrent Private placement on the holdings of Fairfax.

THE CONCURRENT PRIVATE PLACEMENT UNDER MI 61-101

As provided under the heading “Voting securities and principal holders thereof – Principal Shareholders” above, Mr. Lassonde and Fairfax hold more than 10% of the voting securities of the Company and are therefore “related parties” of the Company under MI 61-101.

As Fairfax and Mr. Lassonde are “related parties” of the Company as defined under MI 61-101, the issuance of the Notes and Warrants is a “related party transaction” within the meaning MI 61-101. However, as neither the fair market value of the securities acquired, nor the consideration for the securities paid, insofar as it involves Fairfax and Mr. Lassonde, exceeds 25% of the Company’s market capitalization, the issuance of securities is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101 and exempt from the minority approval requirements of Section 5.6 of MI 61-101 pursuant to Subsection 5.7(1)(a) of MI 61-101.

The following table describes the anticipated effect of the Concurrent Private Placement (upon conversion and exercise of all such holder’s Notes and Warrants, respectively), based on an estimate as of the Record Date, on the percentage of Common Shares controlled by Fairfax and Mr. Lassonde:

			Number and percentage of the issued and outstanding Common Shares (on a partially diluted basis)(2)(3)
Related Party	Principal Amount of Notes(1)	Warrants	Prior to the Private Placement	Immediately following the Private Placement
Fairfax	US$150,000,000	17,544,303	56,817,229 or 17.7%	100,963,810 or 27.6%
Pierre Lassonde	US$14,000,000	1,637,467	37,435,963 or 11.5%	41,554,442 or 12.6%

Notes:
1.	Based on the Conversion Price, 26,582,278 Common Shares are issuable to Fairfax and 2,481,012 Common Shares are issuable to Mr. Lassonde upon conversion of all Notes of such holder, representing, together with the Common Share issuable upon the exercise of such holder’s Warrants (as set out in Column #3), 13.7% and 1.3% of the issued and outstanding Common Share as of the Record Date, respectively.
2.	On a partially diluted basis assuming conversion of the Notes and Warrants acquired pursuant to the Concurrent Private Placement, and the conversion of any convertible securities held prior to the Concurrent Private Placement.
3.	Total issued and outstanding Common Shares of the Company for the purposes of calculating percent ownership is as of the Record Date, which is being provided as an example for Shareholders to better understand the anticipated effect of the Concurrent Private Placement.

RECOMMENDATION OF THE BOARD

The Disinterested Shareholders will be asked to approve the Financing Resolution, as set forth in Schedule “A” hereto, in order to approve the Concurrent Private Placement.

In respect of the Concurrent Private Placement, the Board, along with its financial and legal advisors, considered the terms of the financing relative to alternative funding structures and market conditions, considering factors such as pricing, dilution, yield, cost of capital, and the strategic alignment between the Company and investors. After careful consideration, including the evaluation of other funding options, the Board unanimously determined (with Mr. Langley abstaining from voting) that the terms of the Concurrent Private Placement were fair, reasonable, and in the best interest of the Company.

AFTER CAREFUL CONSIDERATION OF THE CONCURRENT PRIVATE PLACEMENT, THE BOARD (EXCLUDING MR. LANGLEY) HAS UNANIMOUSLY RECOMMENDED THAT SHAREHOLDERS VOTE IN FAVOUR OF THE FINANCING RESOLUTION.

IN THE ABSENCE OF CONTRARY DIRECTIONS THE NAMED PROXYHOLDER INTENDS TO VOTE PROXIES IN THE ACCOMPANYING FORM IN FAVOUR OF THE FINANCING RESOLUTION.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Scott Langley, a director of the Company, is also an officer of Newmont which may constitute a disclosable interest within the meaning of Section 120(1) of the CBCA and, accordingly pursuant to Section 120(5) of the CBCA, Mr. Langley has disclosed this interest in the Transaction and abstained from participating in any discussions and voting on all resolutions of the Board concerning the Transaction.

SECURITIES LAW MATTERS

COMPLIANCE WITH MI 61-101 REQUIREMENTS

The securities regulatory authorities in the Provinces of Ontario, Alberta, Manitoba, Québec and New Brunswick have adopted MI 61-101, which regulates certain transactions to ensure the protection and fair treatment of securityholders by requiring enhanced disclosure, approval by a majority of securityholders (excluding interested or related parties) and, in certain cases, independent valuations.

The protections afforded by MI 61-101 apply to, among other transactions, “related party transactions” (as such term is defined in MI 61-101) which include a transaction between the issuer and a person that is a “related party” (as such term is defined in MI 61-101) of the issuer at the time the transaction is agreed to, whether or not there are also other parties to the transaction, as a consequence of which, either through the transaction itself, or together with connected transactions, the issuer directly or indirectly sells, transfers or disposes of an asset to the related party.

The Company is subject to the requirements of MI 61-101, on account of being a reporting issuer in all of the provinces in which the securities regulatory authorities have adopted MI 61-101.

PRIOR VALUATIONS

To the knowledge of the directors and senior officers of the Company, there have been no “prior valuations” (as defined in MI 61-101) prepared in respect of the Company within the 24 months preceding the date of this Circular.

PRIOR OFFERS

The Musselwhite Mine was subject to a bid process wherein Newmont solicited offers for their purchase. The bid process, including any participants or bone fide prior offers therein, is confidential information held by Newmont and GCL.

AUDITOR

On March 25, 2020, Ernst & Young LLP (“Ernst & Young”) was appointed as the auditor of Orla, which appointment was last approved by Shareholders at the annual general meeting held on June 20, 2024.

OTHER

The Company confirms that during the process of review and approval of the Transaction, other than as disclosed herein, there was no materially contrary view or abstention by a director or any material disagreement in the Board. Certain directors with a conflict of interest abstained from participating in any discussion and voting on all resolutions of the Board concerning the Transaction.

INFORMATION RELATING TO GCL

Goldcorp Canada Ltd. is a private Canadian company incorporated under the Federal laws of Canada. GCL is a wholly owed subsidiary of Goldcorp. which, in turn, is a wholly owned subsidiary of Newmont Corporation. GCL acquired Musselwhite Mine in 2006 and has held a 100% interest in the Musselwhite Mine since its acquisition. In 2019, Newmont acquired GCL and all its properties through Newmont’s acquisition of Goldcorp.

INFORMATION RELATING TO THE COMPANY

Orla is a Canadian company listed on the TSX and on the NYSE American. Orla’s corporate strategy is to acquire, explore, develop, and operate mineral properties where its expertise can substantially increase stakeholder value.

The Company was incorporated under the Business Corporations Act (Alberta) on May 31, 2007 as a Capital Pool Company (as defined by the TSX Venture Exchange). On June 3, 2010, the Company was continued into British Columbia under the Business Corporations Act (British Columbia) and on April 21, 2015, the Company was continued into Ontario under the Business Corporations Act (Ontario). On June 12, 2015, the Company changed its name from “Red Mile Minerals Corp.” to “Orla Mining Ltd.” On December 2, 2016, in order to facilitate the acquisition of Pershimco Resources Inc. (“Pershimco”), the Company was continued as a federal company under the CBCA. Following the continuance, on December 6, 2016, the plan of arrangement under the CBCA involving Orla and Pershimco was affected. Pursuant to the plan of arrangement, among other things, Orla and Pershimco were amalgamated and continued as one company under the name “Orla Mining Ltd.”

The Company’s registered office and its head and principal office is located at Suite 1010 – 1075 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3C9.

TRADING PRICE AND VOLUME

The Common Shares are listed for trading on the TSX (trading symbol: OLA) and the NYSE American (trading symbol: ORLA). The following table sets forth, for the calendar periods indicated, the high and low trading prices and composite volume of trading of our Common Shares as reported on the TSX up to the day immediately prior to the date hereof.

TSX

Month	High (C$)	Low (C$)	Volume
May 2024	6.05	5.12	9,047,318
June 2024	5.82	5.22	5,563,777
July 2024	5.75	5.02	6,178,592
August 2024	5.98	4.60	7,107,636
September 2024	5.94	5.24	4,361,357
October 2024	7.15	5.40	7,648,273
November 2024	6.94	5.36	7,070,176
December 1 to December 8, 2024	7.72	6.65	2,709,349

The following table sets forth, for the calendar periods indicated, the high and low trading prices and composite volume of trading of our Common Shares as reported on the NYSE American up to the day immediately prior to the date hereof.

NYSE American

Month	High (US$)	Low (US$)	Volume
May 2024	4.50	3.76	694,144
June 2024	4.26	3.79	817,996
July 2024	4.20	3.62	446,114
August 2024	4.40	3.25	584,347
September 2024	4.38	3.87	816,943
October 2024	5.15	3.98	988,526
November 2024	4.94	3.82	1,028,030
December 1 to December 8, 2024	5.47	4.73	287,947

The price of the Common Shares as quoted by the TSX and NYSE American on November 15, 2024, being the last trading day prior to the date upon which the Transaction was publicly announced, was C$5.55 and US$3.94, respectively.

HOLDINGS OF DIRECTORS AND OFFICERS

The below table describes the securities in the Company held by its directors and officers:

Name and Position	Number of Common Shares	Number of RSUs and DSUs	Number of PSUs	Number of Options	Percentage of Total Outstanding (Partially Diluted)(5)

Officers
Jason Simpson President and Chief Executive Officer	1,923,248	222,248	205,565	912,453	0.95%
Etienne Morin Chief Financial Officer	224,275	102,687	103,939	370,693	0.22%
Andrew Cormier Chief Operating Officer	82,200	45,616	109,249	331,299	0.14%
Sylvain Guerard Senior Vice President, Exploration	14,481	33,687	38,281	311,573	0.11%
Paul Mann Vice President, Finance and Accounting	200,000	28,498	-	51,146	0.09%
Andrew Bradbury Vice President, Investor Relations and Corporate Development	13,878	25,497	-	76,958	0.04%
Paul Schmidt Vice President, Human Resources	1,030	29,670	-	97,186	0.04%
Brendan DePoe Corporate Counsel and Corporate Secretary	-	21,567	-	87,792	0.03%
Non-Executive Directors
Charles Jeannes(1)	3,480,583	244,894	-	154,831	1.52%
Tim Haldane	-	143,347		17,962	0.05%
Elizabeth McGregor(2)	24,400	106,608		80,409	0.09%
Jean Robitaille	1,809,950	136,271	-	80,409	0.63%
David Stephens(3)	12,500	123,394	-	37,503	0.07%
Tamara Brown	4,400	26,580	-	50,186	0.03%
Ana Sofía Ríos	-	41,875	-	-	0.01%
Rob Krcmarov	7,273	48,328	-	-	0.02%
Scott Langley(4)	-	-	-	-	-

Notes:
1.	In addition to the securities listed above, Mr. Jeannes owns, directly or indirectly, 500,000 bonus shares and 520,000 common share purchase warrants, entitling him to acquire 500,000 Common Shares and 520,000 Common Shares, respectively, upon becoming issuable or exercise, as applicable.

2.	In addition to the securities listed above, Ms. McGregor owns, directly or indirectly, 65,000 common share purchase warrants, entitling her to acquire 65,000 Common Shares upon exercise.

3.	In addition to the securities listed above, Mr. Stephens owns, directly or indirectly, 65,000 common share purchase warrants, entitling him to acquire 65,000 Common Shares upon exercise.

4.	Mr. Langley acts as Newmont’s nominee but does not own any Common Shares in his personal capacity.

5.	As the performance share units (PSUs) of the Company are cash settled, the partially-diluted calculation includes only stock options, restricted share units (RSUs), deferred share units (DSUs) and common share purchase warrants.

6.	For detailed information about the Company’s equity compensation arrangements, specifically, the Company’s stock option plan, performance share unit plan, restricted share unit plan and deferred share unit plan, please refer to the Management Information Circular of the Company dated May 14, 2024, prepared for its most recent annual meeting of shareholders held on June 20, 2024 and filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Except Mr. Langley, to whom it is possible some indirect benefit could flow as a function of his employment with Newmont, the above persons will not receive any direct or indirect benefits from the Transaction.

MATERIAL CHANGES IN THE AFFAIRS OF THE COMPANY

Except as otherwise described or referred to in this Circular, our directors and officers are not aware of any plans or proposals for material changes in the affairs of the Company.

ARRANGEMENTS BETWEEN THE COMPANY AND SECURITY HOLDERS

Except the Voting Agreements or as disclosed elsewhere in this Circular, the Company has not made and is not proposing to make any agreement, commitment or understanding to a security holder of the Company relating to the Transaction.

PREVIOUS PURCHASES AND SALES

Excluding Common Shares issued with respect to the Company’s equity compensation arrangements, no securities of the Company have been issued during the 12-month period prior to the date of this Circular, other than the below:

Type of Security	Date of Issuance	Number of Common Shares Issued	Price per Common Share	Reason for Issuance
Common Shares(1)	April 29, 2024	2,220,901	C$5.50(2)	Acquisition of Contact Gold Corp.

Note:

1.	On April 29, 2024, the Company completed the acquisition of Contact Gold Corp. (“Contact”) through a court-approved plan of arrangement. On closing of this transaction, shareholders of Contact received 0.0063 Common Shares for each share of Contact held. This resulted in the issuance of 2,220,901 Common Shares to Contact shareholders.
2.	The fair value of Common Shares issued was determined using the Company’s closing share price of C$5.50 on the trading day immediately prior to the date of closing of the transaction with Contact.

DIVIDENDS

The Company has not paid any dividends on its Common Shares since its incorporation. The Company has no present intention of paying dividends on its Common Shares, as it anticipates that all available funds will be invested to finance the growth of its business. The payment of future cash dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial condition, and capital requirements, restrictions in financing agreements, business opportunities and conditions, and other factors. In addition, under the terms of the Company’s existing RCF, the Company is prohibited from declaring, paying, or setting aside for payment any dividend on the Common Shares unless certain financial covenants and ratios are met.

RISK FACTORS

In evaluating whether to approve the Shareholders Resolutions, Shareholders should carefully consider the following risk factors. Additional risks and uncertainties, including those currently unknown to or considered immaterial by the Company may also adversely affect the Transaction or the Concurrent Private Placement. The following risk factors are not a definitive list of all risk factors associated with the Transaction or the Concurrent Private Placement.

RISKS RELATING TO THE TRANSACTION

Failure to complete the Transaction

There can be no assurance that the Transaction will be completed, or if completed, that it will be completed on the same or similar terms to those set out in the Share Purchase Agreement. The completion of the Transaction is subject to the satisfaction of a number of conditions, some of which are outside the control of the Company, including, among other things, the approval of the Shareholders Resolutions, the completion of the Transaction on the terms of the Share Purchase Agreement, the consummation of the Pre-Closing Reorganization, the completion of the Concurrent Private Placement and the other Financings, and the parties having obtained all required government or regulatory approvals. If these conditions are not satisfied (or waived) the Transaction will not be completed.

If the Transaction is not completed, the ongoing business of the Company may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Transaction, and the Company could experience negative reactions from the financial markets, which could cause a decrease in the market price of Common Shares, particularly if the current market price reflects market assumptions that the Transaction will be completed or completed on certain terms. Failure to complete the Transaction or a change in the terms of the Transaction could each have a material adverse effect on the Company’s business, financial condition and results of operations.

Risks associated with the Purchase Price

Upon completion of the Transaction, the Company will pay the Base Purchase Price and, contingent on the price of gold at such time, may be required to pay the First Deferred Amount and Second Deferred Amount. While the Purchase Price is the result of consultation with financial advisors and the Formal Valuation, the value of the Musselwhite Mine is based on certain assumptions and predictions, including the price of gold, and there can be no assurances that the Purchase Price will reflect the actual realized future value of the Musselwhite Mine.

Transaction-related costs in connection with the Transaction

The Company has incurred, and expects to continue to incur, non-recurring transaction-related expenses in connection with the Transaction, including costs relating to obtaining Shareholder approval for the Transaction and the Concurrent Private Placement. Additional unanticipated costs may be incurred by the Company prior to the Closing Date in connection with the Transaction. Even if the Transaction is not completed, the Company will be obliged to pay certain costs relating to the Transaction, such as legal, accounting, financial advisory and printing fees.

The Transaction may divert the attention of Management

The pending Transaction could cause the attention of Management to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Transaction and could have an adverse effect on the business, operating results or prospects of the Company regardless of whether the Transaction is ultimately completed.

Conflicts of Interest

In considering the recommendation of the Board to vote in favour of the Shareholders Resolutions, Shareholders should be aware that Mr. Langley is a board member of the Company and Group Head, Corporate Development of Newmont and, as such, has recused himself from participating in any discussions or approvals related to the Transaction.

The Formal Valuation

Davidson delivered the Formal Valuation on November 17, 2024, and their valuation of the market value of the Musselwhite Mine is current as of such date. As the Formal Valuation has not been, nor will it be, updated prior to the completion of the Transaction, it does not reflect changes, circumstances, developments or events that may have occurred or may occur after the date of such Formal Valuation. A summary of the Formal Valuation, and the limitations and qualifications contained therein, can be found under the heading “The Transaction – Formal Valuation”. Please refer to the full text of the Formal Valuation, which is attached to this Circular as Schedule “C”.

The Formal Valuation was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Davidson as of, the date the Formal Valuation. The Formal Valuation does not speak as of the time the Transaction will be completed or as of any date other than the date of the Formal Valuation. Although subsequent developments may affect its Formal Valuation, Davidson has no obligation to update, revise or reaffirm its opinion. These developments may include changes to the operations and prospects of the Musselwhite Mine, regulatory or legal changes, general market and economic conditions and other factors that may be beyond the control of the Company.

Due diligence

While the Company conducted due diligence with respect to entering into the Share Purchase Agreement, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of the Musselwhite Mine. Any such unknown or undisclosed risks or liabilities could materially and adversely affect the Company’s financial performance and results of operations. It is currently anticipated that the Transaction will be accretive; however, the outcome of such a transaction may be materially different. The Company could encounter additional transaction and enforcement-related costs and may fail to realize all of the potential benefits from the Share Purchase Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on the Company’s business, financial conditional and results of operations.

Failure to complete the Concurrent Private Placement

The Company intends to complete the Concurrent Private Placement; however, completion of the Concurrent Private Placement is subject to the completion of the Transaction, Disinterested Shareholder approval, the consummation of the other Financings, the receipt of requisite regulatory approvals, and other matters. There can be no certainty, nor can the Company provide any assurance, that the Concurrent Private Placement will be completed. In the event that any Subscriber were to breach their commitment under the Subscription Letter the Company will have less access to the funds required in connection with consummating the Transaction, which could materially affect the Company’s ability to discharge its obligations thereunder.

Material control of Fairfax

Following completion of the Concurrent Private Placement, and upon conversion of the Notes and exercise of Warrants acquired thereunder, Fairfax is expected to have control over sufficient shares to materially affect control of the Company. See “Control Person Issuance” and “The Concurrent Private Placement” above for further information regarding the issuance of Notes to Fairfax. For so long as Fairfax maintains significant interests in the Company, it will have the ability to exercise certain influence with respect to the affairs of the Company and significantly affect the outcome of the votes of Shareholders. The interests of Fairfax may differ from those of other Shareholders.

As a result of the significant holdings of Fairfax, the Common Shares may be less liquid and may trade at a relative discount compared to circumstances where Fairfax did not have the ability to influence or determine matters affecting the Company. Additionally, their significant interest in the Company may discourage transactions involving a change of control of the Company, including transactions in which an investor, as a holder of Common Shares, might otherwise receive a premium for its Common Shares over the then-current market price.

Market price of the Common Shares

If the Concurrent Private Placement is completed, a significant number of additional securities convertible into Common Shares will be issued and, upon conversion thereof, a significant amount of Common Shares will be issued and will become available for trading in the public market. Any increase in the number of Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Common Shares.

Indebtedness and Gold Prepay

The Transaction will materially increase the indebtedness of the Company which may restrict the Company’s operational flexibility to respond to changing business and economic conditions. Upon the closing of the Transaction, the Company will become subject to approximately US$450,000,000 in new debt, being the approximate aggregate debt to be incurred pursuant to the closing of the Financings. Additionally, the Company will be required to deliver a portion of its gold production to the Gold Prepay Lenders pursuant to the terms of the gold prepay. The gold prepay and the indebtedness will impact the portion of the Company’s cash flow available for other business opportunities by (i) reducing the available cash flow, and (ii) allocating a significant portion of the remaining cash flow to service principal and interest payments, respectively. The Company’s ability to meet these obligations will depends on its future performance, which is subject to a variety of risks, including economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures or produce sufficient gold ounces to meet its obligations under the gold prepay. If the Company is unable to generate such cash flow or meet its gold delivery obligations, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness or the gold prepay will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the documents required to consummate the Financings, including credit agreements, prepay agreements, notes, and other associated documents, will require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under such agreements and may allow the lenders to accelerate the debt or the prepay, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

RISKS RELATING TO THE ACQUISITION OF THE MUSSELWHITE MINE

Production Estimates

Forecasts of future production at the Musselwhite Mine are estimates based on interpretation and assumptions, and actual production of the Musselwhite Mine may be less than estimated. The Company’s ability to achieve and maintain full production rates at the Musselwhite Mine is subject to a number of risks and uncertainties, the occurrence of any of which could result in delays, slowdowns or suspensions and ultimately, the failure to achieve and maintain full production rates. The Musselwhite Mine‘s production estimates are dependent on, among other things, the accuracy of mineral reserve and mineral resource estimates, the accuracy of its life of mine plans, the accuracy of assumptions regarding ore grades and recovery rates, weather conditions and minimizing the impacts of extreme weather events, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics, the accuracy of estimated rates and costs of mining and processing, including without limitation, operating expenses, cash costs and all-in sustaining costs, mill availability, reliability of equipment and machinery, the accuracy of assumptions and estimates relating to tailings storage facility capacity, the performance of the processing circuit or other processes, water supply and/or quality, the receipt and maintenance of permits and the availability of a sufficient amount of people to perform the work necessary to maintain production as estimated. The actual production of the Musselwhite Mine and other projected economic and operating parameters may not be realized for a variety of reasons, including those identified under the heading “Operating Risks” below. The failure of the Company to achieve its production estimates could have a material adverse effect on the Company’s prospects, results of operations and financial condition.

Cost Estimates

Cost estimates associated with the Musselwhite Mine are prepared based on operating costs, capital costs and closure costs. Actual costs are dependent on a number of factors, including the exchange rate between the United States dollar and the Canadian dollar, refining charges, penalty elements in concentrates, royalties, the price of gold and by-product metals, the cost of inputs used in mining operations and production levels.

The actual costs of the Musselwhite Mine may vary from estimates for a variety of reasons, including changing waste-to- ore ratios, ore grade metallurgy, weather conditions, ground conditions, labour and other input costs, commodity prices, general inflationary pressures and currency exchange rates, as well as those risks identified under the heading “Operating Risks” below. Failure to achieve cost estimates or material increases in costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations, ability to execute its strategic plans and financial condition.

Changes in Metal Prices

The Company’s earnings, cash flows and financial condition are subject to risk due to fluctuations in the market price of gold. Metal prices have historically fluctuated widely. Metal prices are affected by numerous factors beyond the Company’s control, including:

•	the strength of the United States and Canadian economies, and the economies of other industrialized and developing nations;

•	global and regional political and economic conditions;

•	the relative strength of the United States and Canadian dollar, respectively, and other currencies;

•	expectations with respect to the rate of inflation;

•	interest rates; and

•	worldwide production.

Future metal price declines could cause continued development of, and commercial production from, the Musselwhite Mine to be uneconomic. Depending on the price of gold, the Company’s cash flow from mining operations at the Musselwhite Mine may be insufficient to meet its operating needs and capital expenditures, and as a result the Company could experience losses and/or may curtail or suspend some or all of its exploration, development, construction and mining activities or otherwise revise its mine plans and exploration, development and construction plans, and could lose its interest in, or be forced to sell, some or all of its interest in the Musselwhite Mine.

Reserve calculations and mine plans that are revised using significantly lower gold and other metal prices could result in significant reductions in estimated mineral reserves and mineral resources as well as revisions in the life of mine plans for the Musselwhite Mine, which in turn could result in material write-downs of the Company’s investments in the Musselwhite Mine and increased depletion, reclamation and closure charges. Depending on the price of gold or other metals, the Company may determine that it is impractical to commence or, if commenced, to continue commercial production at the Musselwhite Mine. Any of these factors could result in a material adverse effect on the Company’s results of operations and financial condition.

In addition to adversely affecting the Musselwhite Mine mineral reserve and mineral resource estimates and its financial condition, declining metal prices can impact operations by requiring a reassessment of the feasibility of a particular project or mine. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to the Musselwhite Mine. Even if a project or mine is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays and/or may interrupt exploration or operations until the reassessment can be completed, which may have a material adverse effect on the Company’s results of operations and financial condition.

Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations at the Musselwhite Mine will be subject to all the hazards and risks normally encountered in the exploration, development and production of gold including unusual and unexpected ground conditions or geologic formations, seismic activity, fracturing, rock bursts, rock slides, mud rushes, water inflow events, air blasts, cave-ins, slope or pit wall failures, rock falls, flooding, fire, explosions, dust emissions, metal losses, theft, periodic interruption due to inclement or hazardous weather conditions, equipment failure and other conditions that would impact the drilling and removal of material or otherwise impact the safety and efficiency of mine operations and the individuals who work within such mining operations. In addition, production may be adversely impacted by theft, fraud or industrial accidents, as well as other potential issues such as actual ore mined varying from estimates of grade or tonnage, dilution, block cave performance and metallurgical or other characteristics, significant increases or decreases in precipitation resulting in an over or under supply of water, treated water quality that is too low to allow for discharge when needed, interruptions in or shortages of electrical power, interruptions in delivery or shortages of required inputs or supplies, labour shortages or strikes, claims by or disagreements with First Nations and other Indigenous groups, restrictions or regulations imposed by government agencies or changes in the regulatory environment.

Operations at the Musselwhite Mine may encounter delays in or losses of production due to the deterioration, malfunction, misuse, breakdown or failure of its mobile or fixed equipment. Further, this equipment may require a long time to procure, build, install or repair due to delays in the delivery or lack of availability of equipment, spare parts or technicians with applicable expertise, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging if not replaced, or through inappropriate use or misuse, or improper or unavailable storage conditions may become obsolete, which could adversely impact the Company’s operations, profitability and financial results.

The occurrence of one or more of these events may result in the death of, or personal injury to, employees, other personnel or third parties, the loss or theft of mining equipment, damage to or destruction of mineral properties or production facilities, monetary losses, deferral or unanticipated fluctuations in production, suspension, curtailment or termination of operations, environmental damage and potential legal liabilities, any of which may adversely affect the Company’s business, reputation, prospects, results of operations and financial condition.

Permitting Risks

Operations at the Musselwhite Mine, development projects, closure sites and exploration activities are subject to receiving and maintaining licenses, permits and approvals, including regulatory relief or amendments, (collectively, “permits”) from appropriate governmental authorities.

The Company may be unable to obtain on a timely basis or maintain in the future all necessary permits required to explore, develop and operate the Musselwhite Mine. Delays may occur in connection with obtaining necessary renewals of permits for the existing operations and activities at the Musselwhite Mine, additional permits for existing or future operations or activities, or additional permits associated with new or amended laws or regulations. It is possible that previously issued permits may be suspended, revoked or lapse for a variety of reasons.

There can be no assurance that the Company will receive or continue to hold all permits necessary to develop or operate at the Musselwhite Mine. Even if permits or renewals are available, the terms of such permits may be unattractive to the Company and result in the Musselwhite Mine or specific activities being financially unattractive or uneconomic. Any inability to obtain or maintain permits or to conduct mining operations at the Musselwhite Mine pursuant to applicable permits could materially reduce the Company’s production and cash flow and could undermine its profitability.

Climate Change Risks

Changes in climate conditions could adversely affect the Musselwhite Mine through the impact of (i) more extreme temperatures, energy disruptions, precipitation levels and other weather events; (ii) changes to laws and regulations, including disclosure requirements, related to climate change; and (iii) changes in the price or availability of goods and services required by our business.

Climate change may lead to more extremes in temperatures, energy disruptions, precipitation levels and other weather events, and cause both direct and indirect impacts on the Musselwhite Mine. Extreme high or low temperatures could impact the operation of equipment and the safety of personnel at the Musselwhite Mine, which could result in damage to equipment, injury to personnel, cost increases and production disruptions. Extreme high or low temperatures could also impact the surrounding areas and communities leading to more difficult living conditions and potentially resulting in labour shortages or disruptions. Energy disruptions could affect operations at the Musselwhite Mine, including the ability to operate essential machinery, technology and other equipment, and lead to production interruptions.

Title Claims and Rights of Indigenous Peoples

The Musselwhite Mine claims, tenures, leases, titles and other real property may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate the Musselwhite Mine or to engage in other related activities. Accordingly, the Musselwhite Mine is subject to the risk that one or more groups may oppose the continued operation, further development or new development or exploration of the Musselwhite Mine. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities at the Musselwhite Mine.

Governments in many jurisdictions must consult with, or require the Company to consult with, Indigenous peoples with respect to grants of mineral rights and the issuance or amendment of project authorizations. On July 21, 2021, the federal government’s UNDRIP Act came into force marking Canada’s first substantive step towards ensuring Canadian federal laws reflect the standards outlined in the United Nations Declaration on the Rights of Indigenous Peoples. It is yet to be determined what near-term impacts and changes, if any, will follow; however, such legislation may potentially have numerous implications for Indigenous groups, government authorities and natural resource project proponents.

Consultation and other rights of Indigenous peoples may require accommodation including undertakings regarding employment, royalty payments and other matters. The risk of unforeseen title claims by Indigenous peoples also could affect future development and operations at the Musselwhite Mine.

Tailings Risks

Mining companies face innate risks in their operations with respect to tailings storage facilities and structures built for the containment of processed rock that remains after the target minerals are extracted, known as tailings, which will expose the Company to certain risks in connection with operations at the Musselwhite Mine. Unexpected failings or breaches of tailings storage facilities, such as slope failures, foundation failures or erosion, could release tailings and result in extensive environmental damage to the surrounding area as well as damage to property, personal injury or death. Tailings storage facility failures can result in the immediate suspension of mining operations by government authorities and lead to significant costs and expenses, write offs of material assets and the recognition of provisions for remediation, which could affect the Company's operations at the Musselwhite Mine and statements of financial position.

The unexpected failure of a tailings storage facility could subject the Company to any or all of the potential impacts discussed below in “Environmental Risks”, among others. A major spill or failure of the tailings facilities (including as a result of matters beyond the Company's control such as extreme weather, a seismic event or other incident) could cause damage to the environment and the surrounding communities, wildlife and areas. Failure to comply with existing or new environmental, health and safety laws and regulations could lead to injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits may prevent the Company from proceeding with the development of a project or the operation or further development of the Musselwhite Mine or increase the costs of development or production or otherwise impact the Company's ability to execute its strategic plans, and may materially adversely affect the Company's business, results of operations a the Musselwhite Mine or financial condition. The Company could also be held responsible for the costs associated with investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at the Musselwhite Mine. The Company could also be found liable for claims relating to exposure to hazardous and toxic substances and major spills, breach or other failure of the tailing facilities. The costs associated with such responsibilities and liabilities could be significant, be higher than estimated and may involve a time consuming clean-up. Furthermore, in the event that the Company is deemed liable for any damage caused by overflow, the Company's losses or consequences of regulatory action might not be sufficiently covered by insurance policies. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company could be required to temporarily or permanently suspend operations at the Musselwhite Mine. If any such risks were to occur, this could materially and adversely affect the Company's reputation and its ability to conduct its operations, and could subject the Company to liability and result in a material adverse effect on its business, financial condition and results of operations.

Environmental Risks

The Musselwhite Mine is subject to environmental regulation in Canada. These regulations address, among other things, endangered and protected species, emissions, noise, air and water quality standards, land use and reclamation. They also set out limitations on the generation, transportation, storage and disposal of solid, liquid and hazardous waste or potentially hazardous substances such as fuel, lime or cyanide.

Significant resources are required to comply with environmental laws, regulations and permitting requirements at the Musselwhite Mine. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties.

The Company may be subject to proceedings in respect of alleged failures to comply with environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property relating to the Musselwhite Mine. While any such proceedings are in process, the Company could suffer delays or impediments to or suspension of operations at the Musselwhite Mine and, even if the Company is ultimately successful, it may not be compensated for the losses resulting from any such proceedings or delays.

Insurance and Uninsured Risks

The Musselwhite Mine is subject to a number of risks and hazards generally including adverse environmental conditions, industrial accidents, labour disputes, loss or theft of its products, unusual or unexpected geological conditions, ground or slope or wall failures, cave-ins, metallurgical or other processing problems, fires, operational problems, changes in the regulatory environment and natural phenomena, such as inclement weather conditions, floods, hurricanes and earthquakes. Such occurrences could result in damage to the Musselwhite Mine properties or production facilities or other property, personal injury or death, environmental damage, delays in mining, supply chain disruptions, government service disruptions, monetary losses and possible legal liability.

Although the Company will maintain insurance to protect against certain risks at the Musselwhite Mine in such amounts as it considers reasonable, such insurance will not cover all the potential risks associated with the Musselwhite Mine operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on results of operations and financial condition.

Reclamation Costs

The Musselwhite Mine operations are subject to closure and reclamation plans that establish obligations to reclaim properties after minerals have been mined from a site. These obligations represent significant future costs for the Company. It may be necessary to revise reclamation timing, concepts and plans, which could increase costs.

Reclamation bonds or other forms of financial assurance are often required to secure reclamation activities. Governing authorities require companies to periodically recalculate the amount of a reclamation bond and may require bond amounts to be increased. It may be necessary to revise the planned reclamation expenditures and the operating plan for the Musselwhite Mine in order to fund an increase to a reclamation bond. Reclamation bonds may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine operation. The actual costs of reclamation set out in the Musselwhite Mine plans are estimates only and may not represent the actual amounts that will be required to complete all reclamation activity. Obtaining regulatory approval of the Company’s reclamation activity may also add additional time and costs to reclamation. If actual costs are significantly higher than current estimates, then results of the Company’s operations and financial position could be materially adversely affected.

Availability and Price of Inputs

Disruptions in the supply of or the inability to procure products or services required for activities at the Musselwhite Mine, whether on account of suppliers or other factors outside of the Company’s control, could also adversely affect the operations at the Musselwhite Mine. The profitability of the Musselwhite Mine will be affected by the market prices and availability or shortages of commodities or labour which are consumed or otherwise used in connection with the Musselwhite Mine, such as diesel fuel, electricity, steel, concrete, construction material, grinding media, equipment spare parts, explosives and sodium cyanide. Given that the supply of inputs required for the Musselwhite Mine is dependent on the supply chain and transportation routes remaining open and viable, if such routes became unavailable or unpassable, this could materially disrupt operations at the Musselwhite Mine and adversely impact the price of inputs and the Company’s results of operations and financial condition.

Mining operations and facilities are intensive users of electricity and carbon-based fuels. The Musselwhite Mine is subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products, which are subject to carbon taxes. Energy prices can be affected by numerous factors beyond the Company’s control, including global and regional supply and demand, political and economic conditions and applicable regulatory regimes. The prices of various sources of energy may increase significantly from current levels. An increase in energy prices at the Musselwhite Mine for which the Company is not hedged could materially adversely affect its results of operations and financial condition.

Title Risks

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title will be received from the Musselwhite Mine properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Musselwhite Mine, including prior unregistered liens, agreements, transfers, royalties or claims, including land claims by First Nations or other Indigenous groups, and title may be affected by, among other things, undetected defects. As a result of these issues, the Company may be constrained in its ability to operate at the Musselwhite Mine or unable to enforce its rights with respect to such properties, or the economics of the Musselwhite Mine may be impacted. An impairment to, or defect in, title to the Musselwhite Mine or a dispute regarding such property or other related rights could have a material adverse effect on the Company’s business, financial condition or results of operations.

OTHER BUSINESS

Management knows of no amendment, variation or other matter to come before the Meeting other than those set forth in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the Common Shares represented by the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca. Additional financial information is provided in the Company’s comparative financial statements for the year ended December 31, 2023 and 2022, and related management’s discussion and analysis which can be found under the Company’s profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov or on the Company’s website at www.orlamining.com. Shareholders may also obtain these documents, including the Company’s most recent interim financial report, without charge, upon request at Orla Mining Ltd., Suite 1010 – 1075 West Georgia Street, Vancouver, British Columbia, V6E 3C9.

APPROVAL OF DIRECTORS

The contents and the sending of this Circular have been approved by the directors of the Company, Mr. Langley having abstained, and a copy of this Circular has been sent to each director, the auditor of the Company and each Shareholder entitled to notice of the Meeting.

DATED as of the 9th day of December, 2024.

“Jason Simpson”

JASON SIMPSON
President, Chief Executive Officer and Director

SCHEDULE A

SHAREHOLDERS RESOLUTIONS

Acquisition Resolution

BE IT RESOLVED THAT:

1.	The Share Purchase Agreement dated November 17, 2024 among Orla Mining Ltd. (the “Company”), 1511583 B.C. Ltd., a wholly owned subsidiary of the Company and Goldcorp Canada Ltd., as it may be amended, modified or supplemented from time to time (the “Purchase Agreement”), and the transactions contemplated therein (the “Transaction”), the actions of the directors of the Company in approving the Purchase Agreement and the Transaction and the actions of the directors and officers of the Company in executing and delivering the Purchase Agreement and causing the performance by the Company of its obligations thereunder are hereby confirmed, ratified, authorized and approved.

2.	Notwithstanding that this resolution has been approved (and the Purchase Agreement and the Transaction approved and agreed to) by shareholders of the Company, the directors of the Company are hereby authorized and empowered without further notice to or approval of any shareholders of the Company (i) to amend the Purchase Agreement and (ii) not to proceed with the Transaction at any time prior to the Closing Time (as defined in the Purchase Agreement), subject to the terms of the Purchase Agreement.

3.	Any director or officer of the Company is hereby authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

Financing Resolution

BE IT RESOLVED THAT:

1.	The issuance of senior unsecured convertible notes of the Company up to an aggregate principal amount of US$200,000,000 (the “Notes”), together with the issuance of the common shares of the Company (“Common Shares”) upon conversion thereof, and the issuance of common share purchase warrants of the Company (the “Warrants”), together with the issuance of the Common Shares upon conversion thereof (the “Warrant Shares”), in each case in accordance with the terms thereof, to Pierre Lassonde and Fairfax Financial Holdings Limited (“Fairfax”), or a respective affiliate thereof (the “Concurrent Private Placement”), all as more particularly described in the management information circular of the Company dated December 9, 2024, is hereby confirmed, authorized and approved.

2.	In connection with the Concurrent Private Placement, the Company is hereby authorized to issue (i) any Common Shares upon the conversion of Notes and (ii) any Warrant Shares upon the exercise of Warrants, in each case in accordance with the terms thereof, including the issuance of any Common Shares or Warrant Shares to Fairfax where such issuance would result in the creation of a holding of more than 20% of the voting securities of the Company by one security holder or a combination of security holders acting together and which would “materially affect control” of the Company pursuant to section 604(a)(i) of the TSX Company Manual.

3.	Any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all such further agreements, documents and instruments and to perform all such other acts, deeds and things as such director or officer may deem to be necessary or advisable for the

Page -A-1

purpose of giving full force and effect to the provisions of this resolution, the execution and delivery by such director or officer of any such agreement, document or instrument or the doing of any such act or thing being conclusive evidence of such determination.

4.	Notwithstanding the foregoing approval, the directors of the Company be and are hereby authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto without further notice to or approval of the shareholders of the Company.

Page -A-2

SCHEDULE B

FINANCIAL STATEMENTS

(See attached)

Page -B-1

APPENDIX A

PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

ORLA MINING LTD.

Pro Forma Condensed Combined Financial Statements

(Unaudited)

Pro forma condensed combined balance sheet as at September 30, 2024, as if the Acquisition had taken place at September 30, 2024.

Pro forma condensed combined income statement for the year ended December 31, 2023, that gives effect to the Acquisition as if the Acquisition had occurred on January 1, 2023.

Pro forma condensed interim combined income statement for the nine months ended September 30, 2024, that gives effect to the Acquisition as if the Acquisition had occurred on January 1, 2023.

– page A-1 –

ORLA MINING LTD.

PRO FORMA CONDENSED COMBINED BALANCE SHEET

(Expressed in thousands of US dollars)

As at September 30, 2024 (Unaudited)

	Orla Mining Ltd.	Musselwhite Mine	Reclass	Pro forma non recurring	Pro forma financing	Pro forma acquisition	note	Pro forma combined
Cash and cash equivalents	$ 180,898	$ –		(58,350)	–	–	3(a)	$ 97,548
				–	250,000	–	3(b)
				–	350,000	–	3(c)
				–	200,000	–	3(d)
				–	–	(810,000)	3(e)(i)
				–	–	(15,000)	3(f)
Trade and other receivables	200	1,863	6,486	–	–	–		8,549
Other receivables	–	5,308	(5,308)					–
Other current assets	–	1,178	(1,178)
Value added taxes recoverable	8,132	–		–	–	–		8,132
Stockpile inventory	1,149	580		–	–	–		1,729
Inventory	–	28,788	(28,788)	–	–	–		–
Metal in process inventory	14,984	–	4,089			2,352	3(e)(ii)	21,425
Finished goods inventory	8,472	–	3,492			1,406	3(e)(ii)	13,370
Materials and supplies inventory	4,225	–	21,207	–	–	–		25,432
Prepaid expenses	5,428	–		–	–	–		5,428
	223,488	37,717		(58,350)	800,000	(821,242)		181,613
Restricted cash - long term	810	–		–	–	–		810
Long-term inventory	6,517	–		–	–	–		6,517
Property, plant, and equipment	205,034	968,124				134,316	3(e)(ii)	1,307,474
Exploration properties	182,168	–		–	–	–		182,168
Other long term assets	680	19		–	–	–		699
TOTAL ASSETS	618,697	1,005,860		(58,350)	800,000	(686,926)		1,679,281
Trade payables and accrued liabilities	23,797	22,436	19,396	–	–	–		65,629
Income taxes payable	25,462	20,706		–	–	–		46,168
Current portion of long term debt	–	–		–	10,000	–	3(b)	10,000
Contingent consideration	–	–		–	–	6,000	3(e)(i)	6,000
Deferred revenue	–	–		–	124,800	–	3(c)	124,800
Other current liabilities	–	19,396	(19,396)	–	–	–		–
Convertible notes	–	–		–	164,081	–	3(d)(i)	170,876
	–	–		–	6,795	–	3(d)(i)
	49,259	62,538		–	305,676	6,000		423,473
Lease obligations	1,398	–		–	–	–		1,398
Contingent consideration	–	–		–	–	6,000	3(e)(i)	6,000
Long term debt	58,350	–		(58,350)	–	–	3(a)	240,000

				–	240,000	–	3(b)

Deferred revenue	8,542	–		–	225,200	–	3(c)	233,742
Site closure provisions	8,239	79,346		–	–	(4,346)	3(g)(i)	83,239
Deferred income tax liabilities	11,327	203,264		–	–	(203,264)	3(e)(ii)	182,215
				–	–	170,888	3(e)(ii)

Other long term liabilities	849	13,508		–	–	–		14,357
TOTAL LIABILITIES	137,964	358,656		(58,350)	770,876	(24,722)		1,184,424
Share capital	492,554	–		–	–	–		492,554
Reserves	24,873	–		–	29,124	–	3(d)(iii)	53,997
Accumulated other comprehensive income	(1,820)	–		–	–	–		(1,820)
Retained earnings	(34,874)	647,204		–	–	(647,204)		(49,874)
				–	–	(15,000)	3(f)
TOTAL SHAREHOLDERS’ EQUITY	480,733	647,204		–	29,124	(662,204)		494,857
LIABILITIES & SHAREHOLDERS’ EQUITY	618,697	1,005,860		(58,350)	800,000	(686,926)		1,679,281
See accompanying notes.

– page A-2 –

ORLA MINING LTD.
PRO FORMA CONDENSED COMBINED INCOME STATEMENT
(Figures in tables are expressed in thousands of US dollars)

For the year ended December 31, 2023 (Unaudited)

	Orla Mining Ltd.	Musselwhite Mine	Reclass	Pro forma non recurring	Pro forma financing	Pro forma acquisition	note	Pro forma combined
Revenue	233,643	350,714						584,357
Cost of sales – operating costs incl royalties	63,467	214,410						277,877
Cost of sales – DD&A	28,649	80,279		–	–	16,790	3(e)(iii)	125,718
Cost of sales	92,116	294,689		–	–	16,790		403,595
Mine operating earnings	141,527	56,025		–	–	(16,790)		180,762
Office and administration	13,408	9,267						22,675
Transaction costs expensed	–	–		–	–	15,000	3(f)	15,000
Exploration and advanced projects	34,616	–	15,719					50,335
Reclamation expense	–	3,152	(3,152)					–
Exploration	–	7,449	(7,449)					–
Advanced projects, research & development	–	5,118	(5,118)					–

Interest (income)	(5,387)	–						(5,387)
Depreciation and amortization	504	–						504
Share based payments	3,221	–						3,221
Interest and accretion expense	11,838	–		–	18,750	–	3(b)(ii)	57,955
				–	12,600	–	3(c)(ii)
				–	14,767	–	3(d)(i)
Foreign exchange loss (gain)	1,443	–						1,443
Other (gains) and losses	1,547	4,067						5,614
Impairments	72,743	296,508		–	–	–		369,251
Net income (loss) before tax expense	7,594	(269,536)		–	(46,117)	(31,790)		(339,849)
Tax expense	34,604	13,358			(9,420)	(9,500)		29,042
Net (loss) and comprehensive (loss)	(27,010)	(282,894)		–	(36,697)	(22,290)		(368,891)

Weighted average number of common shares outstanding (millions)
Basic	311.5							311.5
Diluted	311.5							311.5

Loss per common share
Basic	$(0.09)							$(1.18)
Diluted	$(0.09)							$(1.18)

See accompanying notes.

– page A-3 –

ORLA MINING LTD.
PRO FORMA CONDENSED INTERIM COMBINED INCOME STATEMENT
(Figures in tables are expressed in thousands of US dollars)

For the nine months ended September 30, 2024 (Unaudited)

	Orla Mining Ltd.	Musselwhite Mine	Reclass	Pro forma non recurring	Pro forma financing	Pro forma acquisition	note	Pro forma combined
Revenue	$ 251,155	$ 357,378						$ 608,533
Cost of sales - operating costs incl royalties	63,374	162,684						226,058
Cost of sales - DD&A	29,971	88,902		–	–	12,592	3(e)(iii)	131,465
Cost of sales	93,345	251,586		–	–	12,592		357,523

Mine operating earnings	157,810	105,792		–	–	(12,592)		251,010
Office and administration	11,765	9,136						20,901
Exploration and advanced projects	25,046	–	9,716					34,762
Reclamation expense	–	2,545	(2,545)					–
Exploration	–	5,378	(5,378)					–
Advanced projects, research & development	–	1,793	(1,793)					–

Interest (income)	(9,036)	–						(9,036)
Depreciation and amortization	374	–						374
Share based payments	2,966	–						2,966
Interest and accretion expense	5,888	–		–	14,063	–	3(b)(ii)	40,926
				–	9,900	–	3(c)(ii)
				–	11,075	–	3(d)(i)

Foreign exchange loss (gain)	(5,300)	–						(5,300)

Net income before tax expense	126,107	86,940		–	(35,038)	(12,592)		165,417

Tax expense	63,213	20,555		–	(7,190)	(7,130)		69,448

Net income and comprehensive income	$ 62,894	$ 66,385		–	(27,848)	(5,462)		$ 95,969

Weighted average number of common shares outstanding (millions)
Basic	317.8							317.8
Diluted	332.0							332.0

Income per common share
Basic	$ 0.20							$ 0.30
Diluted	$ 0.19							$ 0.29

See accompanying notes

– page A-4 –

ORLA MINING LTD.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA COMBINED INCOME STATEMENTS

(Figures in tables are expressed in thousands of US dollars)

As at and for the nine months ended September 30, 2024 (Unaudited)

1.	BASIS OF PRESENTATION

The unaudited pro forma combined balance sheet as at September 30, 2024, and combined income statements for the year ended December 31, 2023 and the nine months ended September 30, 2024 (the "pro forma financial statements") have been prepared by the management of Orla Mining Ltd. ("Orla" or the "Company").

The pro forma financial statements give effect to the acquisition pursuant to which all of the issued and outstanding shares of a newly created corporation which holds the Musselwhite Mine will be acquired by Orla as described in note 2 below (the "Acquisition"). The pro forma financial statements have not been adjusted to reflect any non-recurring charges directly related to events that have or may be incurred following the Acquisition.

The pro forma financial statements include the following information:

•	An unaudited pro forma combined balance sheet as at September 30, 2024, prepared from the unaudited combined balance sheet of Orla and information derived from Musselwhite Mine unaudited balance sheet, each as at September 30, 2024, giving effect to (i) the Acquisition as if it had occurred on September 30, 2024, and (ii) the assumptions and adjustments as described in note 3.

•	An unaudited pro forma combined income statement for the year ended December 31, 2023, prepared from the audited combined income statement of Orla and information derived from Musselwhite Mine audited income statement, each for the year ended December 31, 2023, giving effect to (i) the Acquisition as if it had occurred on January 1, 2023, and (ii) the assumptions and adjustments as described in note 3.

•	An unaudited pro forma combined statement of loss for the nine months ended September 30, 2024, prepared from the unaudited combined income statement of Orla and information derived from Musselwhite Mine unaudited income statement, each for the nine months ended September 30, 2024, giving effect to (i) the Acquisition as if it had occurred on January 1, 2023, and (ii) the assumptions and adjustments as described in note 3.

•	These accompanying notes to the pro forma combined statements of loss.

The pro forma financial statements have been prepared for illustrative purposes only, and do not purport to represent the results of operations that would have resulted had the Acquisition occurred on January 1, 2023, or January 1, 2024 or September 30, 2024. Further, the pro forma financial statements are not necessarily indicative of the future results of operations which would result from the Acquisition. These pro forma financial statements should be read in conjunction with the audited combined financial statements of Orla as at and for the year ended December 31, 2023. Actual results will be materially different.

The pro forma financial statements do not reflect any cost savings, operating synergies or enhancements that the combined company may achieve, or liabilities arising, from the Acquisition. Such savings or liabilities could be material.

The accounting policies used in the preparation of the pro forma financial statements are those set out in Orla’s audited combined financial statements as at and for the year ended December 31, 2023. In preparing the pro forma financial statements, a review was undertaken to identify differences between Orla’s accounting policies and those of Musselwhite Mine that could have a material impact on the pro forma financial statements. Material differences identified are discussed in note 3.

2.	ACQUISITION OF MUSSELWHITE MINE

Under the terms of the Share Purchase Agreement, Orla will acquire all the outstanding shares of a newly created wholly-owned subsidiary of Newmont Corporation that will own a 100% interest in the Musselwhite Mine in northern Ontario (the "Transaction").

– page A-5 –

ORLA MINING LTD.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA COMBINED INCOME STATEMENTS

(Figures in tables are expressed in thousands of US dollars)

As at and for the nine months ended September 30, 2024 (Unaudited)

Consideration for the purchase will consist of an upfront payment of $810 million and up to $40 million in contingent consideration. The upfront payment consists of:

•	$150 million available on the Company’s existing revolving credit facility (the “RCF”) and a $100 million term loan (the “Term Loan” and together with the RCF, the “Credit Facility”) with a syndicate of lenders comprised of the Bank of Nova Scotia, Bank of Montreal, Canadian Imperial Bank of Commerce and ING Capital LLC;

•	$350 million gold prepayment (the “Gold Prepayment”) from a syndicate of lenders;

•	$200 million in senior unsecured convertible notes (the “Convertible Notes”); and

•	$10 million in cash.

The contingent consideration will consist of:

•	$20 million to be paid if the average spot price of gold exceeds $2,900/oz for the initial one-year period following closing of the Transaction; and

•	$20 million to be paid if the average spot price of gold exceeds $3,000/oz for the second full year period following closing of the Transaction.

3.	PRO FORMA ADJUSTMENTS

The pro forma balance sheet and pro forma income statements give effect to the following adjustments.

(a)	Repayment of the Revolving Facility subsequent to September 30, 2024

Subsequent to September 30, 2024, the Company repaid the entire balance of the Revolving Facility of $58.35 million which was outstanding at September 30, 2024. Although this repayment is not directly related to the Acquisition, the repayment provided sufficient room in the revolving credit facility (note 3(b)) for it to be used for the Acquisition. Consequently, we included the repayment in these pro forma statements.

(b)	Credit Facility

The Term Loan will have a three-year term with no principal payments during the first two quarters, following which the Term Loan will be repaid in quarterly installments of $5 million, with the balance repaid at maturity. The existing maturity date of August 2027 for the RCF will not change. Orla will have the ability to repay the Credit Facility in full, without penalties, at any time prior to the maturity date. Interest, covenants and other terms of the Credit Facility will be substantially the same as the Company’s existing RCF. The interest rate will be based on the term Secured Overnight Financing Rate ("SOFR") plus an applicable margin ranging from 2.50% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter, provided that for the first two quarters there will be a minimum margin of 3.0%. The Credit Facility will be completed in connection with closing of the Transaction.

(i)	Effect on pro forma balance sheet

For the purposes of the pro forma balance sheet, the Credit Facility is presented as long term debt.

	Revolving credit facility	Term loan	Total
Long term debt – current portion	$–	$10,000	$10,000
Long term debt	150,000	90,000	240,000
Total	$150,000	$100,000	$250,000

– page A-6 –

ORLA MINING LTD.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA COMBINED INCOME STATEMENTS

(Figures in tables are expressed in thousands of US dollars)

As at and for the nine months ended September 30, 2024 (Unaudited)

(ii)	Effect on pro forma income statements

For the purposes of the pro forma income statement for the year ended December 31, 2023, interest and accretion expense on the Credit Facility is approximately $18,750,000.

For the purposes of the pro forma income statement for the nine months ended September 30, 2024, interest and accretion expense on the Credit Facility is approximately $14,063,000.

(c)	Gold Prepayment

Under the $350 million Gold Prepayment, the Company will have the obligation to deliver a set number of gold ounces over a three-year term in exchange for $350 million in cash upfront. Approximately 145,000 ounces are expected to be delivered over the three years subsequent to Closing. The Gold Prepayment will be completed in connection with the Transaction and the specific terms of the Gold Prepayment will be concluded at the time of execution.

(i)	Effect on pro forma balance sheet

For the purposes of the pro forma balance sheet, we determined that the Gold Prepayment meets the definition of deferred revenue, as it will be settled directly through the delivery of gold produced at the Company’s mines. The fair value of the Gold Prepayment at September 30, 2024 equals the cash consideration of $350 million.

Total
Deferred revenue – current portion	$ 124,800
Deferred revenue – long term	225,200
Total	$ 350,000

(ii)	Effect on pro forma income statements

For the purposes of this pro forma, the Gold Prepayment is accreted using an effective interest rate of 4%.

Pursuant to the Gold Prepayment, revenue from gold ounces delivered under the agreement would be recognized at the prices agreed within the Gold Prepayment. As of the date of these pro forma statements, the specific ounces and prices of the Gold Prepayment agreement have not yet been concluded, and we have made no adjustment to pro forma revenues. Consequently, revenues could be materially different than those presented here.

For the purposes of the pro forma income statement for the year ended December 31, 2023, interest and accretion expense for the Gold Prepayment is approximately $12,600,000.

For the purposes of the pro forma income statement for the nine months ended September 30, 2024, interest and accretion expense for the Gold Prepayment is approximately $9,900,000.

– page A-7 –

ORLA MINING LTD.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA COMBINED INCOME STATEMENTS

(Figures in tables are expressed in thousands of US dollars)

As at and for the nine months ended September 30, 2024 (Unaudited)

(d)	Convertible Notes and Warrants

For the purposes of the pro forma balance sheet, we determined that the fair value of the Convertible Notes including the associated Warrants was $200 million, as summarized here.

Component	Total
Convertible notes (note (i))	$ 170,876
Warrants (note (ii))	29,124
Total	$ 200,000

(i)	Convertible Notes

Concurrent with the Transaction, the Company will issue Convertible Notes in an aggregate principal amount of $200 million, with the following terms:

•	Interest Rate: 4.5% per annum, payable in cash.

•	Maturity: 5 years from the date of issuance.

•	Conversion Right: The Convertible Notes may be converted in full or in part at any time prior to the maturity date, by the holder thereof, into common shares (the “Shares”) of Orla.

•	Conversion Price: The conversion price of the Convertible Notes will be CAD$7.90 per Share (the “Conversion Price”), subject to standard anti-dilution adjustments.

•	Redemption Right: After the 18-month anniversary of the issuance, the Company may redeem the Convertible Notes, provided that the 20-day volume weighted average price of the Shares is not less than 130% of the Conversion Price. Upon redemption, the Convertible Notes will convert into common shares of the Company at the Conversion Price.

The Company’s functional currency is the Canadian dollar, while the Convertible Notes were issued in US dollars. As a result, the conversion option embedded in the Convertible Notes is considered an embedded derivative and is classified as a liability. Consequently, we split the Convertible Notes into their two components, namely the host liability and the conversion right. The conversion right is classified as a liability.

		Total
Convertible notes – host liability	Financial liability at amortized cost	$ 164,081
Convertible notes - derivative liability	Financial liability at fair value through profit or loss	6,795
Total		$ 170,876

For the purposes of this pro forma, the host liability is accreted using an effective interest rate of 10.2%.

For the purposes of the pro forma income statement for the year ended December 31, 2023, the interest expense on the host liability portion of the Convertible Notes is $14,767,000.

For the purposes of the pro forma income statement for the nine months ended September 30, 2024, the interest expense on the host liability portion of the Convertible Notes is $11,075,000.

(ii)	Warrants

On Closing, each holder of the Convertible Notes will receive, for each Share issuable upon conversion thereof, 0.66 common share purchase warrants (the “Warrants”) to acquire Shares. The Warrants will have

– page A-8 –

ORLA MINING LTD.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA COMBINED INCOME STATEMENTS

(Figures in tables are expressed in thousands of US dollars)

As at and for the nine months ended September 30, 2024 (Unaudited)

an exercise price of CAD$11.50 per Share and will expire on the fifth anniversary of the closing of the Private Placement.

For the purposes of the pro forma balance sheet, we estimated the fair value of the warrants at $29,124,000 using a Black Scholes model with the following assumptions –

Exercise price C$11.50, share price at issuance date C$6.45, expected volatility 45%, expected life 5 years, risk free interest rate 3.75% and expected dividends nil, exchange rate US$0.7103 per Canadian dollar.

For the purposes of these pro forma statements, the warrants are presented as equity instruments.

(e)	Consideration given and net assets acquired

We expect the Acquisition will be accounted for as business combination under IFRS 3 «Business Combinations».

(i)	Consideration given

Consideration:
Upfront cash consideration	$ 810,000
Contingent consideration – current	6,000
Contingent consideration – long term	6,000
Consideration	$ 822,000

For the purposes of the pro forma balance sheet, the fair value of the contingent consideration was estimated as $12 million, presented as $6 million current and $6 million long term.

(ii)	Net assets acquired

Assets acquired and liabilities assumed
Trade and other receivables	$8,349
Stockpile inventory	580
Metal in process inventory	6,441
Finished goods inventory	4,898
Materials and supplies inventory	21,207
Property, plant, and equipment	1,102,440
Trade payables and accrued liabilities	(41,832)
Income taxes payable - current	(20,706)
Provisions - long term	(75,000)
Other long term liabilities	(13,508)
Deferred tax liabilities	(170,888)
Other long term assets	19
Net assets acquired	$822,000

As of the date of these pro forma financial statements, we have not yet completed a detailed valuation of the assets and liabilities of Musselwhite Mine, and therefore the fair values of the net assets acquired are not yet determined. Consequently, for the purposes of these pro forma financial statements we have used carrying values, other than for (a) metal in process and finished goods inventory, which are estimated at net realizable value, and (b) property, plant and equipment.

The fair values of each of the net assets acquired could be materially different from those presented here.

– page A-9 –

ORLA MINING LTD.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA COMBINED INCOME STATEMENTS

(Figures in tables are expressed in thousands of US dollars)

As at and for the nine months ended September 30, 2024 (Unaudited)

(iii)	Income statement effects

Cost of sales

For the purposes of the pro forma income statement for the year ended December 31, 2023, the increased book value of property, plant and equipment would have increased Cost of sales – DD&A by $16,790,000.

For the purposes of the pro forma income statement for the nine months ended September 30, 2024, the increased book value of property, plant and equipment would have increased Cost of sales – DD&A by $12,592,000.

Deferred tax expense

For the purposes of the pro forma income statement for the year ended December 31, 2023, the increased book value of property, plant and equipment arising from deferred taxes at acquisition would have increased deferred tax expense by $17,100,000.

For the purposes of the pro forma income statement for the nine months ended September 30, 2024, the increased book value of property, plant and equipment arising from deferred taxes at acquisition would have deferred tax expense by $12,800,000.

Impairment charge

During the year ended December 31, 2023, Musselwhite recorded an impairment charge of $292,912,000 on goodwill. Had the Acquisition occurred at January 1, 2023, this impairment charge would have been included in the computations for consideration given and net assets acquired, above. For the purposes of the pro forma income statement for the year ended December 31, 2023, we did not reverse this impairment charge which had been recorded by Musselwhite.

(f)	Transaction costs

These pro forma statements assume that cash expenses of the Acquisition are approximately $15 million.

(g)	Accounting policy differences

Orla reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), while Musselwhite reports in accordance with United States generally accepted accounting principles (“US GAAP”). The Company has done a preliminary assessment of differences and has identified the following.

(i)	Asset retirement obligations

For the recognition of asset retirement obligations, IFRS includes both legal and constructive obligations, whereas US GAAP limits recognition to legal obligations. IFRS uses a "best estimate" approach, while US GAAP emphasizes "fair value," which may involve broader assumptions.

For discounting purposes, IFRS uses a current pre-tax discount rate that reflects the risks specific to the liability, while US GAAP uses a credit-adjusted risk-free rate specific to the entity.

Under IFRS, the reclamation liability is re-measured at each reporting date to reflect changes in discount rates, estimated timing or amount of cash flows. Adjustments are typically recognized as an increase or decrease in the related asset. Under US GAAP, re-measurement occurs only for changes in the timing or amount of cash flows. Changes in the discount rate do not affect the measurement after initial recognition. Adjustments to the obligation are generally recognized through profit or loss.

For the purposes of these pro forma financial statements, we assumed that the fair value under IFRS of Musselwhite’s asset retirement obligations is approximately $75 million.

– page A-10 –

ORLA MINING LTD.

NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEET AND PRO FORMA COMBINED INCOME STATEMENTS

(Figures in tables are expressed in thousands of US dollars)

As at and for the nine months ended September 30, 2024 (Unaudited)

Asset retirement obligation of Musselwhite Mine
Per US GAAP	$79,346
Per IFRS	75,000
Adjustment	$4,346

4.	MUSSELWHITE MINE STATEMENTS OF INCOME (LOSS)

The following table summarizes Musselwhite’s unaudited statement of income for the nine months ended September 30, 2024, and its audited statement of loss for the year ended December 31, 2023.

	Nine months ended September 30, 2024	Year ended December 31, 2023
Sales	357,378	350,714
Costs applicable to sales	162,684	214,410
Depreciation and amortization	88,902	80,279
Reclamation liabilities	2,545	3,152
Exploration	5,378	7,449
Advanced projects, research and development	1,793	5,118
General and administrative	8,774	9,267
Impairment charges	–	296,508
Other expenses net	1,175	389
Other loss net	(813)	3,678
Net income (loss) before taxes	86,960	(269,536)
Income and mining tax expense	20,555	13,358
Net income (loss) for the year	66,385	(282,894)

– page A-11 –

APPENDIX B

MUSSELWHITE GOLD MINE

COMBINED FINANCIAL STATEMENTS

AT AND FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

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Report of Independent Auditors

Board of Directors
Newmont Corporation

Opinion

We have audited the combined financial statements of the Musselwhite gold mine (the Company), which comprise the combined balance sheets as of December 31, 2023 and 2022, and the related combined statements of operations, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of

A member firm of Ernst & Young Global Limited

internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perfonn audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the fmancial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit fmdings, and certain internal control-related matters that we identified during the audit.

September 30, 2024

Combined Statements of Operations
(in thousands)

	Year Ended December 31,
	2023	2022
Sales (Note 4)	$350,714	$305,304

Costs and expenses:
Costs applicable to sales<[1] J	214,410	194,554
Depreciation and amortization	80,279	79,471
Reclamation (Note 6)	3,152	2,217
Exploration	7,449	6,689
Advanced projects, research and development	5,118	4,444
General and administrative	9,267	7,144
Impairment charges (Note 7)	296,508	131
Other expense, net	389	814
	616,572	295,464
Other (loss) income, net	(3,678)	914
(Loss) income before income and mining tax and other items	(269,536)	10,754
Income and mining tax (expense) benefit (Note 8)	(13,358)	13,661
Net (loss) income	$(282,894)	$24,415

(1)	Excludes Depreciation and amortization and Reclamation.

The accompanying notes are an integral part of the combined financial statements.

Combined Balance Sheets
(in thousands)

	At December 31,
	2023	2022
ASSETS
Trade receivables	$869	$282
Inventories (Note 10)	30,350	25,038
Stockpiles	307	483
Other receivables	5,969	5,649
Other current assets	612	1,528
Current assets	38,107	32,980
Property, plant and mine development, net (Note 11)	980,337	962,494
Goodwill		292,912
Other non-current assets	19	19
Total assets	$1,018,463	$1,288,405

LIABILITIES
Accounts payable	$18,448	$20,706
Employee-related benefits (Note 9)	7,875	8,270
Other current liabilities (Note 12)	24,786	7,681
Current liabilities	51,109	36,657
Reclamation liabilities (Note 6)	76,800	75,976
Deferred income tax liabilities (Note 8)	203,415	194,872
Employee-related liabilities (Note 9)	13,243	12,313
Other non-current liabilities	302
Total liabilities	344,869	319,818

Commitments and contingencies (Note 13)

EQUITY
Net Parent investment	673,594	968,587
Total equity	673,594	968,587
Total liabilities and equity	$1,018,463	$1,288,405

The accompanying notes are an integral part of the combined financial statements.

Combined Statements of Cash Flows
(in thousands)

	Year Ended December 31,
	2023		2022
Operating activities:
Net (loss) income		$(282,894)		$24,415
Non-cash adjustments:
Depreciation and amortization		80,279		79,471
Reclamation		3,152		2,217
Deferred income taxes		8,543		(12,606)
Impairment charges		296,508		131
Other non-cash adjustments		320		808
Change in accounts receivable		(875)		(3,494)
Change in inventories and stockpiles		(4,853)		(3,595)
Change in accounts payable		(2,617)		6,779
Change in other assets and liabilities		5,208		(1,760)
Net cash provided by operating activities		102,771		92,366

Investing activities:
Additions to property, plant and mine development		(90,672)		(52,433)
Net cash used in investing activities		(90,672)		(52,433)

Financing activities:
Net transfers to Parent		(12,099)		(39,933)
Net cash used in financing activities		(12,099)		(39,933)

Net change in cash, cash equivalents and restricted cash
Cash, cash equivalents and restricted cash at beginning of period
Cash, cash equivalents and restricted cash at end of period	$		$

The accompanying notes are an integral part of the combined financial statements.

Combined Statements of Changes in Equity
(in thousands)

Net Parent Investment
Balance at January 1, 2022	$984,105
Net income	24,415
Net transfers to Parent	(39,933)
Balance at December 31, 2022	968,587
Net loss	(282,894)
Net transfers to Parent	(12,099)
Balance at December 31, 2023	$673,594

The accompanying notes are an integral part of the combined financial statements.

Notes to the Combined Financial Statements

NOTE 1     ORGANIZATION

In February 2024, the Board of Directors of Newmont Corporation ("Newmont" or "Parent") announced its intention to divest its Musselwhite gold mine ("Musselwhite" or the "Company").

Musselwhite, located approximately 265 miles (430 kilometers) north of Thunder Bay, Ontario, is an underground operation. The Musselwhite operation comprises 940 mining claims and 338 mining leases, issued under the Ontario Mining Act, encompassing an area of 13,366 acres (5,409 hectares). The mining leases expire between 2025 and 2033. Musselwhite is an iron formation hosted gold deposit. Process facilities include a conventional mill, which consists of a crushing and grinding circuit, carbon-in-pulp and carbon-in- leach plants, elution circuits and an electrowinning plant where the gold is recovered and smelted to produce dore. Musselwhite had 1.5 million ounces of gold reserves at December 31, 2023.

NOTE 2     BASIS OF PRESENTATION

The combined financial statements of Musselwhite have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The Company historically existed and functioned as an operating segment of Newmont. The combined financial statements were prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of Newmont. The assets, liabilities and operations of Musselwhite have historically been held and managed by various legal entities within Newmont and do not represent the operations of a single, separate legal entity or a group of separate legal entities.

The combined statements of operations include all revenues and costs directly attributable to Musselwhite's operations. The combined statements of operations also include an allocation of expenses related to certain Newmont corporate functions, including executive management, finance, legal, information technology, human resources and other shared services. These expenses have been allocated based on direct usage or benefit where specifically identifiable, with the remainder allocated using a proportional cost allocation method based primarily on production of gold equivalent ounces.

The Company believes the allocation methodology is reasonable for all periods presented. However, the allocations may not reflect the expenses the Company would have incurred as a standalone entity for the periods presented. Multiple factors, including the chosen organizational structure, division between outsourced and in-house functions, and strategic decisions made in areas such as information technology and capital expenditures, would impact the actual costs incurred by Musselwhite. The Company determined that it is not practicable to determine these standalone costs for the periods presented. As a result, the combined financial statements are not indicative of Musselwhite's financial condition, results of operations or cash flows had Musselwhite operated as a standalone entity during the periods presented, and the results presented in the combined financial statements are not indicative of Musselwhite's future financial condition, results of operations or cash flows.

Newmont utilizes a centralized approach to cash management and financing of its operations. These arrangements may not be reflective of the way Musselwhite would have financed its operations had it been a separate, standalone entity during the periods presented. The centralized cash management arrangements are excluded from the asset and liability balances in Musselwhite's combined balance sheets. These amounts have instead been included in Net Parent investment as a component of equity. Newmont's third-party debt and related interest expense have not been attributed to Musselwhite because the Company is not the legal obligor of the debt, and the borrowings are not specifically identifiable to Musselwhite's operations.

Income tax amounts in the combined financial statements have been calculated using the separate return method and presented as if Musselwhite was a separate taxpayer in the respective jurisdictions.

Transactions between Musselwhite and Newmont are reflected as Net Parent investment in the combined balance sheets and as financing activities in the combined statements of cash flows. Refer to Note 5 for additional information regarding the relationship between Musselwhite and Newmont. Intercompany accounts and transactions within Musselwhite have been eliminated in the preparation of the combined financial statements.

NOTE 3     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties

As a mining operation, the Company's revenue, profitability and future rate of growth are substantially dependent on prevailing gold prices. Historically, the commodity markets have been very volatile, and there can be no assurance that gold prices will not be subject to wide fluctuations in the future. A substantial or extended decline in the price of gold could have a material adverse effect on the Company's financial position, results of operations, cash flows, access to capital and on the quantities of reserves that the Company can economically produce. The carrying value of the Company's Property, plant and mine development, net; Inventories; Stockpiles; Deferred income tax assets; and Goodwill are particularly sensitive to the outlook for gold prices. A decline in the Company's price outlook from current levels could result in material impairment charges related to these assets.

Notes to the Combined Financial Statements

The Company is exposed to risks associated with public health crises, including epidemics and pandemics such as COVID-19, and geopolitical and macroeconomic pressures. The Company continues to experience the impacts from recent geopolitical and macroeconomic pressures. With the resulting volatile environment, the Company continues to monitor inflationary conditions, the effects of certain countermeasures taken by central banks, and the potential for further supply chain disruptions as well as an uncertain and evolving labor market.

The following factors could have further potential short- and, possibly, long-term material adverse impacts on the Company including, but not limited to, volatility in commodity prices and the price of gold, changes in the equity and debt markets or country specific factors adversely impacting discount rates, significant cost inflation impacts on production, capital and asset retirement costs, logistical challenges, workforce interruptions and financial market disruptions, energy market disruptions, as well as potential impacts to estimated costs and timing of projects. In light of these challenging conditions, the Company recorded goodwill impairment charges at December 31, 2023. Refer to Note 7 for further information.

Use of Estimates

The preparation of the combined financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses, including allocations from Newmont, during the periods presented. The Company must make these estimates and assumptions because certain information used is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methodologies. Actual results could differ from these estimates.

The more significant areas requiring the use of estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production amortization calculations; environmental remediation, reclamation and closure obligations; estimates of recoverable gold in stockpile inventories; estimates of fair value for asset impairments; write-downs of inventory and stockpiles to net realizable value; post-employment, post-retirement and other employee benefit liabilities; valuation allowances for deferred tax assets; provisional amounts related to income tax effects of newly enacted tax laws; provisional amounts related to uncertain tax positions; and reserves for contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ from the amounts estimated in these combined financial statements.

Stockpiles and Inventories

As described below, costs that are incurred in or benefit the productive process are accumulated as stockpiles and inventories. Stockpiles and inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to sale. Write-downs of stockpiles and inventories to net realizable value are reported as a component of Costs applicable to sales and Depreciation and amortization. The current portion of stockpiles and inventories is determined based on the expected amounts to be processed within the next 12 months and utilize short-term metal price assumptions in estimating net realizable value. Stockpiles and inventories not expected to be processed within the next 12 months are classified as non-current and utilize long-term metal price assumptions in estimating net realizable value. The major classifications are as follows:

Stockpiles

Stockpiles represent ore that has been extracted from the mine and is available for further processing. Mine sequencing may result in mining material at a faster rate than can be processed. The Company generally processes the highest ore grade material first to maximize metal production; however, a blend of metal stockpiles may be processed to balance hardness and/or metallurgy in order to maximize throughput and recovery. Processing of lower grade stockpiled ore may continue after mining operations are completed. Sulfide copper ores are subject to oxidation over time which can reduce expected future recoveries. Stockpiles are measured by estimating the number of tons added and removed from the stockpile, the number of contained ounces or pounds (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are added to stockpiles based on current mining costs incurred including applicable overhead and depreciation and amortization relating to mining operations and removed at each stockpile's average cost per recoverable unit as material is processed. Carrying values are evaluated at least quarterly, in accordance with the above.

In-process Inventory

In-process inventories represent material that is currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility but include mill in-circuit and carbon-in-leach. In- process material is measured based on assays of the material fed into the process and the projected recoveries of the respective processing plants. In-process inventories are valued at the lower of the average cost of the material fed into the process attributable to the source material coming from the mines, stockpiles, plus the in-process conversion costs, including applicable amortization relating to the process facilities incurred to that point in the process or net realizable value.

Notes to the Combined Financial Statements

Precious Metals Inventory

Precious metals inventories include gold dore and/or gold bullion. Precious metals that result from the Company's mining and processing activities are valued at the lower of the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs or net realizable value.

Materials and Supplies

Materials and supplies are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight.

Property, Plant and Mine Development

Facilities and Equipment

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. Facilities and equipment acquired as a part of a finance lease, build-to-suit or other financing arrangement are capitalized and recorded based on the contractual lease terms. The facilities and equipment are depreciated using the straight-line method at rates sufficient to depreciate such capitalized costs over the estimated productive lives of such facilities. These estimated productive lives do not exceed the related estimated mine lives, which are based on proven and probable reserves.

Mine Development

Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the removal of overburden to initially expose an ore body and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects, research and development expense. Capitalization of mine development project costs that meet the definition of an asset begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting measured, indicated and inferred resources to proven and probable reserves. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

Mine development costs are amortized using the units-of-production method based on estimated recoverable ounces or pounds in proven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Underground development costs are capitalized as incurred. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects, research and development expense. Capitalization of mine development project costs that meet the definition of an asset begins once mineralization is classified as proven and probable reserves.

Mineral Interests

Mineral interests include acquired interests in production, development and exploration stage properties. Mineral interests are capitalized at their fair value at the acquisition date, either as an individual asset purchase or as part of a business combination. Mineral interests in the development and exploration stage are not amortized until the underlying property is converted to the production stage, at which point the mineral interests are amortized over the estimated recoverable proven and probable reserves.

Notes to the Combined Financial Statements

The value of such assets is primarily driven by the nature and amount of mineral interests believed to be contained in such properties. Production stage mineral interests represent interests in operating properties that contain proven and probable reserves and are amortized using the units-of-production method based on the estimated recoverable ounces or pounds in proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineral resources consisting of (i) mineral resources within pits; mineral resources with insufficient drill spacing to qualify as proven and probable reserves; and mineral resources in close proximity to proven and probable reserves; (ii) around-mine exploration potential not immediately adjacent to existing reserves and mineralization, but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of current resources and is comprised mainly of material outside of the immediate mine area; (iv) greenfield exploration potential that is not associated with any other production, development or exploration stage property, as described above; or (v) any acquired right to explore or extract a potential mineral deposit. The Company's mineral rights generally are enforceable regardless of whether proven and probable reserves have been established. In certain limited situations, the nature of a mineral right changes from an exploration right to a mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral resources.

Goodwill

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. Goodwill is tested for impairment annually as of December 31 and when events or changes in circumstances indicate that the carrying value of a reporting unit exceeds its fair value.

The Company may elect to perform a qualitative assessment when it is more likely than not that the fair value of a reporting unit is higher than its carrying value. If the Company determines that it is more likely than not that the fair value is less than the carrying value, a quantitative goodwill impairment test is performed to determine the fair value of the reporting unit. The fair value of a reporting unit is determined using either the income approach utilizing estimates of discounted future cash flows or the market approach utilizing recent transaction activity for comparable properties. These approaches are considered Level 3 fair value measurements. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to the reporting unit.

The estimated cash flows used to assess the fair value of a reporting unit are derived from the Company's current business plans, which are developed using short-term price forecasts reflective of the current price environment and management's projections for long-term average gold prices. In addition to short- and long-term gold price assumptions, other assumptions include estimates of commodity-based and other input costs; capital investments; proven and probable mineral reserves estimates, including the timing and cost to develop and produce the reserves; value beyond proven and probable mineral reserve estimates; estimated future closure costs; the use of appropriate discount rates; and applicable U.S. dollar long-term exchange rates.

Impairment of Long-lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment loss is measured and recorded based on the estimated fair value of the long-lived assets being tested for impairment, and their carrying amounts. Fair value is typically determined through the use of an income approach utilizing estimates of discounted pre-tax future cash flows or a market approach utilizing recent transaction activity for comparable properties. These approaches are considered Level 3 fair value measurements.

The estimated undiscounted cash flows used to assess recoverability of long-lived assets and to measure the fair value of the Company's mining operations are derived from current business plans, which are developed using short-term price forecasts reflective of the current price environment and management's projections for long-term average metal prices. In addition to short- and long-term metal price assumptions, other assumptions include estimates of commodity-based and other input costs; proven and probable mineral reserve estimates, including the timing and cost to develop and produce the reserves; value beyond proven and probable mineral reserve estimates; estimated future closure costs; and the use of appropriate discount rates.

In estimating undiscounted cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of undiscounted cash flows from other asset groups. The Company's estimates of undiscounted cash flows are based on numerous assumptions and it is possible that actual cash flows may differ significantly from estimates, as actual produced reserves, metal prices, commodity-based and other costs, and closure costs are each subject to significant risks and uncertainties.

Notes to the Combined Financial Statements

Revenue Recognition

The Company generates revenue through the sale of gold produced at its mining operations.

The majority of the Company's Sales come from the sale of refined gold; however, the end product is generally dore bars. Dore is an alloy consisting primarily of gold but also containing silver and other metals. Dore is sent to refiners to produce bullion that meets the required market standard of 99.95% gold. Under the terms of the Company's refining agreements, the dore bars are refined for a fee, and the Company's share of the refined gold is credited to its bullion account. Gold from dore bars credited to its bullion account is typically sold to banks or refiners.

The Company recognizes revenue for gold from dore production when it satisfies the performance obligation of transferring gold inventory to the customer, which generally occurs upon transfer of gold bullion credits as this is the point at which the customer obtains the ability to direct the use and obtains substantially all of the remaining benefits of ownership of the asset.

The Company generally recognizes the sale of gold bullion credits when the credits are delivered to the customer. The transaction price is determined based on the agreed upon market price and the number of ounces delivered. Payment is due upon delivery of gold bullion credits to the customer's account.

Income and Mining Taxes

The Company's income tax provision was prepared using the separate return method. The calculation of income taxes on a separate return basis requires a considerable amount of judgment and use of both estimates and allocations. As a result, actual transactions included in Newmont's consolidated financial statements may not be included in the combined financial statements. Similarly, the tax treatment of certain items reflected in the combined financial statements may not be reflected in Newmont's consolidated financial statements and tax returns. Therefore, items such as net operating losses, credit carryforwards and valuation allowances may exist in the combined financial statements that may or may not exist in Newmont's consolidated financial statements.

All income taxes due to or due from Newmont that have not been settled or recovered by the end of the period are reflected in Net Parent investment. Any differences between actual amounts paid or received by the Company and taxes accrued under the separate return method are deemed to be settled and are reflected in Net Parent investment in the combined balance sheets.

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates either a net deferred income tax liability or asset for the Company, as measured by the statutory tax rates in effect. The Company derives its deferred income tax charge or benefit by recording the change in either the net deferred income tax liability or asset balance for the year. The financial statement effects of changes in tax law are recorded as discrete items in the period enacted as part of income tax expense or benefit from continuing operations, regardless of the category of income or loss to which the deferred taxes relate. The Company determines if the assessment of a particular income tax effect is "complete." Those effects for which the accounting is determined to be complete are reported in the enactment period financial statements. The Company has exposure to the impact of foreign exchange fluctuations on tax positions, such movements are recorded within Income and mining tax (expense) benefit related to deferred income tax assets and liabilities.

Mining taxes represent provincial taxes levied on mining operations and are classified as income taxes. As such, taxes are based on a percentage of mining profits.

The Company operates in Canada where uncertainties arise in the application of complex tax regulations. Some of these tax regimes are defined by contractual agreements with the local government, while others are defined by general tax laws and regulations. The Company is subject to reviews of its income tax filings and other tax payments, and disputes can arise with the taxing authorities over the interpretation of its contracts or laws. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues in Canada based on its estimate of whether it is more likely than not, and the extent to which, additional taxes will be due. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in Income and mining tax (expense) benefit.

Notes to the Combined Financial Statements

Valuation of Deferred Tax Assets

The Company's deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax asset will not be realized. The Company reviews the likelihood that it will realize the benefit of its deferred tax assets and therefore the need for valuation allowances on a quarterly basis, or more frequently if events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or combined group recording the net deferred tax asset is considered, along with all other available positive and negative evidence.

Certain categories of evidence carry more weight in the analysis than others based upon the extent to which the evidence may be objectively verified. The Company looks to the nature and severity of cumulative pretax losses (if any) in the current three-year period ending on the evaluation date, recent pretax losses and/or expectations of future pretax losses. Other factors considered in the determination of the probability of the realization of the deferred tax assets include, but are not limited to:

•	Earnings history;

•	Projected future financial and taxable income based upon existing reserves and long-term estimates of commodity prices;

•	The duration of statutory carry forward periods;

•	Prudent and feasible tax planning strategies readily available that may alter the timing of reversal of the temporary difference;

•	Nature of temporary differences and predictability of reversal patterns of existing temporary differences; and

•	The sensitivity of future forecasted results to commodity prices and other factors.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. The Company utilizes a rolling twelve quarters of pre-tax income or loss as a measure of its cumulative results in recent years. However, a cumulative three year loss is not solely determinative of the need for a valuation allowance. The Company also considers all other available positive and negative evidence in its analysis.

Reclamation Costs

Reclamation obligations associated with Musselwhite's operations are recognized when an obligation is incurred and the fair value can be reasonably estimated. Fair value is measured as the present value of expected cash flow estimates, after considering inflation, our credit-adjusted risk-free rates and a market risk premium appropriate for the Company's operations. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the life of the related asset. Reclamation costs are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs. Changes in reclamation estimates at mines that are not currently operating, as the mine or portion of the mine site has entered the closure phase and has no substantive future economic value, are reflected in earnings in the period an estimate is revised. The estimated reclamation obligation is based on when spending for an existing disturbance is expected to occur. Costs included in estimated asset retirement obligations are discounted to their present value as cash flows are readily estimable over a period of up to fifty years. The Company reviews, on an annual basis, unless otherwise deemed necessary, the reclamation obligation in accordance with GAAP guidance for asset retirement obligations.

Fair Value Accounting

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, quoted prices or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3   Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company's financial instruments measured on a recurring basis primarily include receivables and payables for which the carrying value approximates fair value due to the short maturities and are classified within Level 1.

Notes to the Combined Financial Statements

The Company's long-lived assets are subject to fair value measurement as a result of impairment tests performed for the years ended December 31, 2023 and 2022.

Foreign Currency

The functional currency of the Company's operations is the U.S. dollar. Transaction gains and losses related to foreign currency denominated monetary assets and liabilities where the functional currency is the U.S. dollar are remeasured at current exchange rates and the resulting adjustments are included in Other (loss) income, net. All assets and liabilities are translated into the U.S. dollar using exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the weighted average exchange rates for the period.

Recently Adopted Accounting Pronouncements

Effects of Reference Rate Reform

In March 2020, Financial Accounting Standards Board's Accounting Standard Update ("ASU") No. 2020-04 was issued which provides optional guidance for a limited period of time to ease the potential burden on accounting for contract modifications caused by reference rate reform. In January 2021, ASU No. 2021-01 was issued which broadened the scope of ASU No. 2020-04 to include certain derivative instruments. In December 2022, ASU No. 2022-06 was issued which deferred the sunset date of ASU No. 2020-04. The guidance is effective for all entities as of March 12, 2020 through December 31, 2024. The guidance may be adopted over time as reference rate reform activities occur and should be applied on a prospective basis. The Company has completed its review of key contracts and does not expect the guidance to have a material impact to the combined financial statements or disclosures. The Company will continue to review new contracts to identify references to the London Interbank Offered Rates and implement adequate fallback provisions if not already implemented to mitigate the risks or impacts from the transition.

Recently Issued Accounting Pronouncements

Pillar II

In 2024, Pillar II is set to take effect. The Pillar II agreement was signed by 138 countries with the intent to equalize corporate tax around the world by implementing a global minimum tax of 15%. As the Company primarily does business in jurisdictions with a tax rate greater than 15%, the Company does not anticipate a material impact to the combined financial statements.

Improvement to Income Tax Disclosures

In December 2023, ASU 2023-09 was issued which requires disaggregated information about the effective tax rate reconciliation and additional information on taxes paid that meet a qualitative threshold. The new guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impacts of the guidance on its combined financial statements.

NOTE 4     SALES

The Company recognizes revenue from the sale of gold dore produced in Canada.

Trade Receivables

At December 31, 2023 and 2022, Trade receivables wholly consisted of sales from gold dore, which includes provisionally priced carbon fines.

Revenue by Geographic Area

The Company primarily conducts gold sales in U.S. dollars, and therefore Sales are not exposed to fluctuations in foreign currencies. Revenues from sales attributed to countries based on the locations of the customer were as follows (in thousands):

	Year Ended December 31,
	2023	2022
United Kingdom	$318,028	$294,216
Canada	16,891
South Africa	8,864	11,088
United States	6,931
	$350,714	$305,304

Notes to the Combined Financial Statements

Revenue by Major Customer

As gold can be sold through numerous gold market traders worldwide, the Company is not economically dependent on a limited number of customers for the sales of its product.

In 2023, sales to Toronto Dominion Bank were $134.0 million (38.2%), JPMorgan Chase were $106.3 million (30.3%), and Standard Chartered were $79.0 million (22.4%) of total gold sales. In 2022, sales to Standard Chartered were $236.6 million (77.5%) and JPMorgan Chase were $45.8 million (15.0%) of total gold sales.

NOTE 5      RELATED PARTY TRANSACTIONS

Historically, Musselwhite has been managed and operated in the normal course of business with other affiliates of Newmont. Accordingly, certain shared costs have been allocated to Musselwhite and reflected as expenses in the combined financial statements.

The combined financial statements include corporate costs incurred by Newmont for services that are provided to or on behalf of Musselwhite. The corporate costs include allocations of costs incurred associated with executive management, finance, legal, information technology, human resources and other shared services. These costs have been allocated to Musselwhite based primarily on its production of gold equivalent ounces. Newmont management and Musselwhite believe the allocation methodology is reasonable and appropriately represents Newmont's historical expenses that were attributable to Musselwhite. However, the expenses reflected in the combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented had Musselwhite historically operated as a separate, standalone entity. In addition, the expenses reflected in the combined financial statements may not be indicative of expenses that Musselwhite will incur in the future.

The allocated costs in the combined statements of operations were as follows (in thousands):

	Year Ended December 31,
	2023	2022
Costs applicable to sales	$12,612	$9,087
General and administrative	8,456	6,525
Advanced projects, research and development	2,714	2,919
	$23,782	$18,531

Shared Facilities

Musselwhite shares office space and other non-operational related facilities with Newmont and other Newmont operations where Musselwhite is not the primary or exclusive user of the assets. At these shared facilities, the assets have been excluded from the combined balance sheets. However, the Company recognized costs for its usage of these shared assets. The amount charged to General and administrative in the combined statements of operations was $0.8 million and $0.6 million for the years ended December 31, 2023 and 2022, respectively.

NOTE 6      RECLAMATION

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations to protect public health and the environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

The Company's Reclamation expense consisted of (in thousands):

	Year Ended December 31,
	2023	2022
Reclamation accretion	$3,153	$2,217
Reclamation adjustments and other	(1)
Reclamation expense	$3,152	$2,217

Notes to the Combined Financial Statements

The following is a reconciliation of Reclamation liabilities (in thousands):

	2023	2022
Balance at January 1,	$75,976	$83,031
Additions, changes in estimates and other	(2,329)	(9,272)
Accretion expense	3,153	2,217
Balance at December 31,	$76,800	$75,976

The amounts accrued are reviewed periodically based upon facts and circumstances available at the time. Changes in estimates are recorded in Other current liabilities and Reclamation liabilities in the period estimates are revised.

Refer to Note 13 for further discussion of reclamation matters.

NOTE 7      IMPAIRMENT CHARGES

The estimated cash flows utilized in both the long-lived asset and goodwill impairment evaluations are derived from the Company's current business plans. The Company completed its annual business plan update which reflected updated mine plans, certain adverse changes in market conditions, including inflationary pressures to costs and capital, strategic evaluation regarding the use of capital, and updates to asset retirement costs.

Impairment of goodwill

The Company evaluates its goodwill for impairment annually at December 31 or when events or changes in circumstances indicate that the fair value of a reporting unit is less than its carrying value. Based on the December 31, 2023 review, the Company concluded that goodwill was impaired. The goodwill impairment was driven by a deterioration in underlying cash flows from higher costs due to inflationary pressures, and resulted in a non-cash impairment charge of $292.9 million, which represented the full goodwill balance of the reporting unit prior to impairment. No goodwill impairment was recorded during the year ended December 31, 2022.

The Company measured the impairment by comparing the total fair value of the existing operations to the corresponding reporting unit carrying value. The estimated fair value was determined using the income approach and is considered a non-recurring level 3 fair value measurement. Significant inputs to the fair value measured included (i) updated cash flow information from the Company's current business and closure plans, (ii) a short-term gold price of $1,950, (iii) a long-term gold price of $1,700, (iv) current estimates of reserves, resources, and exploration potential and (v) a reporting unit specific discount rate of 10%. The selected discount rate incorporates an additional premium related to operational risk at the Company.

Impairment of long-lived and other assets

The Company reviews and evaluates its long-lived assets and other assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. If the expected future undiscounted cash flows from the use and eventual disposition of the asset or asset group are less than the carrying amount of the assets, an impairment loss is recognized. The Company measures impairment by comparing the total fair value of the existing operations to the carrying value of the corresponding assets. The Company recognized long-lived asset and other asset impairments of $3.6 million and $0.1 million for the years ended December 31, 2023 and 2022, respectively.

NOTE 8      INCOME AND MINING TAXES

The Company's Income and mining tax (expense) benefit consisted of (in thousands):

	Year Ended December 31,
	2023	2022
Current:
Canada	$(4,815)	$1,055
Deferred:
Canada	(8,543)	12,606
Income and mining tax (expenses) benefit	$(13,358)	$13,661

The Company's (Loss) income before income and mining tax and other items consisted of (in thousands):

	Year Ended December 31,
	2023	2022
Canada	$(269,536)	$10,754
(Loss) income before income and mining tax and other items	$(269,536)	$10,754

Notes to the Combined Financial Statements

A reconciliation of the Canadian statutory tax rate to the Company's effective income tax rate follows (in thousands, except percentages):

	Year Ended December 31,
	2023		2022
(Loss) income before income and mining tax and other items		$(269,536)		$10,754

Canada statutory tax rate	15.0%	$40,430	15.0%	$(1,613)
Reconciling items:
Provincial income taxes	10.0%	26,954	10.0%	(1,075)
Change in valuation allowance on deferred tax assets	(1.0)%	(1,276)	(9.0)%	971
Impact of foreign exchange	(2.0)%	(6,437)	(134.0)%	14,408
Mining and other taxes (net of associated federal benefit)	-%	305	(10.0)%	1,060
Goodwill write-downs	(27.0)%	(73,228)	-%
Other	-%	(106)	1.0%	(90)
Income and mining tax (expense) benefit	(5.0)%	$(13,358)	(127.0)%	$13,661

Mining taxes in Canada represent provincial taxes levied on mining operations and are classified as income taxes as such taxes are based on a percentage of mining profits.

Components of the Company's deferred income tax assets (liabilities) are as follows (in thousands):

	At December 31,
	2023	2022
Deferred income tax assets:
Reclamation	$16,274	$14,400
Tax credits	265	259
	16,539	14,659
Valuation allowances	(1,300)
	$15,239	$14,659

Deferred income tax liabilities:
Property, plant and mine development	$(218,654)	$(209,531)
	(218,654)	(209,531)
Net deferred income tax liabilities	$(203,415)	$(194,872)

Valuation of Deferred Tax Assets

The Company assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the recent pretax losses and/or expectations of future pretax losses. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth. However, the amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period are increased, if objective negative evidence in the form of cumulative losses is no longer present or if additional weight were given to subjective evidence such as the Company's projections for growth.

The Company recorded an increase to the valuation allowance of $1.3 million to tax expense for the year ended December 31, 2023 and a decrease to the valuation allowance of $1.0 million to tax expense for the year ended December 31, 2022. Both years were primarily driven by changes in estimated taxable income projections.

Deferred Income Tax Valuation Allowance

	At December 31,
(in thousands)	2023		2022
Balance at beginning of year	$			$1,000
Additions to deferred income tax expense		1,300
Reduction of deferred income tax expense				(1,000)
Balance at end of year		$1,300	$

Notes to the Combined Financial Statements

Refer to Note 3 for additional risk factors that could impact the Company's ability to realize the deferred tax assets.

Tax Credits and Unrecognized Tax Benefits

Canadian tax credits for both years ended December 31, 2023 and 2022 of $0.3 million consist of minimum tax credits, which will expire between 2042 and 2043.

From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation of or the application of certain rules to the business conducted within the jurisdiction involved. The Company's practice is to recognize interest and/or penalties related to unrecognized tax benefits as part of Income and mining tax (expense) benefit, if applicable. In the years ended December 31, 2023 and 2022, the Company did not have any unrecognized tax benefits.

NOTE 9      EMPLOYEE-RELATED BENEFITS

	At December 31,
(in thousands)	2023	2022
Current:
Accrued payroll and withholding taxes	$2,402	$3,117
Other employee-related payables	5,473	5,153
	$7,875	$8,270
Non-current:
Accrued severance	$13,243	$12,313

Defined Contribution and Other Benefit Plans

Newmont has a registered defined contribution pension plan in Canada, which covers salaried and hourly employees. When an employee meets eligibility requirements, Newmont contributes 5% of employees' eligible earnings, plus matches 100% of employee contributions of up to 4% of eligible earnings. Matching contributions are made in cash. In addition, Newmont has one non-qualified supplemental savings plan for executive-level employees whose benefits under the qualified plan are limited by federal regulations. The amount charged to Costs applicable to sales in the combined statements of operations was $5.2 million and $4.7 million for the years ended December 31, 2023 and December 31, 2022, respectively.

NOTE 10      INVENTORIES

	At December 31,
(in thousands)	2023	2022
Materials and supplies	$19,600	$16,918
In-process	5,384	3,717
Precious metals	5,366	4,403
	$30,350	$25,038

Notes to the Combined Financial Statements

NOTE 11      PROPERTY, PLANT AND MINE DEVELOPMENT

Property, plant and mine development balances at December 31, 2023 and 2022 were as follows (in thousands):

	Depreciable	At December 31, 2023			At December 31, 2022
	Life (in years)	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Facilities and equipment	1-30	$270,076	$(98,608)	$171,468	$274,432	$(93,124)	$181,308
Mine development	1-30	212,990	(39,648)	173,342	141,500	(24,336)	117,164
Mineral interests	1-30	768,842	(157,760)	611,082	768,842	(114,264)	654,578
Construction-in-progress		24,445		24,445	9,444		9,444
		$1,276,353	$(296,016)	$980,337	$1,194,218	$(231,724)	$962,494

	Depreciable	At December 31, 2023			At December 31, 2022
Mineral Interests	Life (in years)	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Production stage	1-30	$564,517	$(157,760)	$406,757	$555,109	$(114,264)	$440,845
Exploration stage	(!)	204,325		204,325	213,733		213,733
		$768,842	$(157,760)	$611,082	$768,842	$(114,264)	$654,578

<[1]1	These amounts are currently non-depreciable as the mineral interests have not reached production stage.

NOTE 12      OTHER CURRENT LIABILITIES

	At December 31,
(in thousands)	2023	2022
Accrued capital expenditures	$14,367	$709
Accrued operating costs	10,419	6,972
	$24,786	$7,681

NOTE 13      COMMITMENTS AND CONTINGENCIES

Estimated losses from contingencies are accrued by a charge to income when information available prior to issuance of the combined financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the contingency and estimated range of loss, if determinable, is made in the combined financial statements when it is at least reasonably possible that a material loss could be incurred.

As part of its ongoing business and operations, the Company is required to provide surety bonds as financial support for various purposes, including environmental reclamation and other general corporate purposes. At December 31, 2023, there were $34.4 million of outstanding surety bonds. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As the specific requirements are met, the beneficiary of the associated instrument cancels and/or returns the instrument to the issuing entity. Certain of these instruments are associated with operating sites with long-lived assets and will remain outstanding until closure. Generally, bonding requirements associated with environmental regulation are becoming more restrictive. However, the Company believes it is in compliance with all applicable bonding obligations and will be able to satisfy future bonding requirements through existing or alternative means, as they arise.

The Company is from time to time involved in various legal proceedings related to its business. The Company does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company's financial condition or results of operations.

NOTE 14      SUBSEQUENT EVENTS

These combined financial statements reflect management's evaluation of subsequent events, through September 30, 2024, the date the financial statements were available to be issued.

APPENDIX C

MUSSELWHITE GOLD MINE

CONDENSED COMBINED FINANCIAL STATEMENTS

AT AND FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2024

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim condensed financial statements of the Musselwhite gold mine as at and for the nine-month period ended September 30, 2024 (the “interim financial statements”) have been prepared by management of Newmont Corporation.

The interim financial statements have not been reviewed by an independent public accountant in accordance with the professional standards for conducting such reviews.

Condensed Combined Statements of Operations
(unaudited, in thousands)

	Nine Months Ended September 30,
	2024	2023
Sales (Note 4)	$357,378	$254,724

Costs and expenses:
Costs applicable to sales<[1]J	162,684	162,878
Depreciation and amortization	88,902	58,144
Reclamation (Note 6)	2,545	2,363
Exploration	5,378	5,581
Advanced projects, research and development	1,793	3,594
General and administrative	8,774	6,920
Other expense, net	1,175	361
	271,251	239,841
Other income (loss), net	813	(2,912)
Income before income and mining tax and other items	86,940	11,971
Income and mining tax expense (Note 7)	(20,555)	(3,621)
Net income	$66,385	$8,350

(1)	Excludes Depreciation and amortization and Reclamation.

The accompanying notes are an integral part of the condensed combined financial statements.

3

Condensed Combined Balance Sheets
(unaudited, in thousands)

	At September 30,	At December 31,
	2024	2023
ASSETS
Trade receivables	$1,863	$869
Inventories (Note 9)	28,788	30,350
Stockpiles	580	307
Other receivables	5,308	5,969
Other current assets	1,178	612
Current assets	37,717	38,107
Property, plant and mine development, net	968,124	980,337
Other non-current assets	19	19
Total assets	$1,005,860	$1,018,463

LIABILITIES
Accounts payable	$14,682	$18,448
Employee-related benefits (Note 8)	7,754	7,875
Income and mining taxes	20,706
Other current liabilities (Note 10)	19,396	24,786
Current liabilities	62,538	51,109
Reclamation liabilities (Note 6)	79,346	76,800
Deferred income tax liabilities	203,264	203,415
Employee-related liabilities (Note 8)	13,508	13,243
Other non-current liabilities		302
Total liabilities	358,656	344,869

Commitments and contingencies (Note 11)

EQUITY
Net Parent investment	647,204	673,594
Total equity	647,204	673,594
Total liabilities and equity	$1,005,860	$1,018,463

The accompanying notes are an integral part of the condensed combined financial statements.

4

Condensed Combined Statements of Cash Flows

(unaudited, in thousands)

	Nine Months Ended September 30,
	2024		2023
Operating activities:
Net income		$66,385		$8,350
Non-cash adjustments:
Depreciation and amortization		88,902		58,144
Reclamation		2,545		2,363
Deferred income taxes		20,555		3,621
Impairment charges		129
Other non-cash adjustments		(159)		3
Change in accounts receivable		(491)		(1,976)
Change in inventories and stockpiles		(1,961)		(964)
Change in accounts payable		(3,455)		511
Change in other assets and liabilities		(985)		3,109
Net cash provided by operating activities		171,465		73,161

Investing activities:
Additions to property, plant and mine development		(78,690)		(60,545)
Net cash used in investing activities		(78,690)		(60,545)

Financing activities:
Net transfers to Parent		(92,775)		(12,616)
Net cash used in financing activities		(92,775)		(12,616)

Net change in cash, cash equivalents and restricted cash
Cash, cash equivalents and restricted cash at beginning of period
Cash, cash equivalents and restricted cash at end of period	$		$

The accompanying notes are an integral part of the condensed combined financial statements.

5

Condensed Combined Statements of Changes in Equity

(unaudited, in thousands)

Net Parent Investment
Balance at January 1, 2023	$968,587
Net income	8,350
Net transfers to Parent	(12,616)
Balance at September 30, 2023	$964,321

Net Parent Investment
Balance at January 1, 2024	$673,594
Net income	66,385
Net transfers to Parent	(92,775)
Balance at September 30, 2024	$647,204

The accompanying notes are an integral part of the condensed combined financial statements.

6

Notes to the Condensed Combined Financial Statements

(unaudited, dollars in thousands)

NOTE 1      ORGANIZATION

In February 2024, the Board of Directors of Newmont Corporation ("Newmont" or "Parent") announced its intention to divest its Musselwhite gold mine ("Musselwhite" or the "Company").

The interim Condensed Consolidated Financial Statements ("interim statements") of the Company are unaudited. In the opinion of management, all normal recurring adjustments and disclosures necessary for a fair presentation of these interim statements have been included. The results reported in these interim statements are not necessarily indicative of the results that may be reported for the entire year. These interim statements should be read in conjunction with the Company's Combined Financial Statements for the year ended December 31, 2023. The year-end balance sheet data was derived from the audited financial statements, and certain information and footnote disclosures required by accounting principles generally accepted in the United States ("GAAP") have been condensed or omitted.

NOTE 2      BASIS OF PRESENTATION

The condensed combined financial statements of Musselwhite have been prepared in accordance with GAAP. The Company historically existed and functioned as an operating segment of Newmont. The condensed combined financial statements were prepared on a standalone basis and were derived from the consolidated financial statements and accounting records of Newmont. The assets, liabilities and operations of Musselwhite have historically been held and managed by various legal entities within Newmont and do not represent the operations of a single, separate legal entity or a group of separate legal entities.

The condensed combined statements of operations include all revenues and costs directly attributable to Musselwhite's operations. The condensed combined statements of operations also include an allocation of expenses related to certain Newmont corporate functions, including executive management, finance, legal, information technology, human resources and other shared services. These expenses have been allocated based on direct usage or benefit where specifically identifiable, with the remainder allocated using a proportional cost allocation method based primarily on production of gold equivalent ounces.

The Company believes the allocation methodology is reasonable for all periods presented. However, the allocations may not reflect the expenses the Company would have incurred as a standalone entity for the periods presented. Multiple factors, including the chosen organizational structure, division between outsourced and in-house functions, and strategic decisions made in areas such as information technology and capital expenditures, would impact the actual costs incurred by Musselwhite. The Company determined that it is not practicable to determine these standalone costs for the periods presented. As a result, the condensed combined financial statements are not indicative of Musselwhite's financial condition, results of operations or cash flows had Musselwhite operated as a standalone entity during the periods presented, and the results presented in the condensed combined financial statements are not indicative of Musselwhite's future financial condition, results of operations or cash flows.

Newmont utilizes a centralized approach to cash management and financing of its operations. These arrangements may not be reflective of the way Musselwhite would have financed its operations had it been a separate, standalone entity during the periods presented. The centralized cash management arrangements are excluded from the asset and liability balances in Musselwhite's condensed combined balance sheets. These amounts have instead been included in Net Parent investment as a component of equity. Newmont's third-party debt and related interest expense have not been attributed to Musselwhite because the Company is not the legal obligor of the debt, and the borrowings are not specifically identifiable to Musselwhite's operations.

Income tax amounts in the condensed combined financial statements have been calculated using the separate return method and presented as if Musselwhite was a separate taxpayer in the respective jurisdictions.

Transactions between Musselwhite and Newmont are reflected as Net Parent investment in the condensed combined balance sheets and as financing activities in the condensed combined statements of cash flows. Refer to Note 5 for additional information regarding the relationship between Musselwhite and Newmont. Intercompany accounts and transactions within Musselwhite have been eliminated in the preparation of the condensed combined financial statements.

NOTE 3      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Risks and Uncertainties

As a mining operation, the Company's revenue, profitability and future rate of growth are substantially dependent on prevailing gold prices. Historically, the commodity markets have been very volatile, and there can be no assurance that gold prices will not be subject to wide fluctuations in the future. A substantial or extended decline in the price of gold could have a material adverse effect on the Company's financial position, results of operations, cash flows, access to capital and on the quantities of reserves that the Company can economically produce. The carrying value of the Company's Property, plant and mine development, net; Inventories; Stockpiles; and Deferred income tax assets are particularly sensitive to the outlook for gold prices. A decline in the Company's price outlook from current levels could result in material impairment charges related to these assets.

7

Notes to the Condensed Combined Financial Statements

(unaudited, dollars in thousands)

The Company is exposed to risks associated with public health crises, including epidemics and pandemics such as COVID-19, and geopolitical and macroeconomic pressures. The Company continues to experience the impacts from recent geopolitical and macroeconomic pressures. With the resulting volatile environment, the Company continues to monitor inflationary conditions, the effects of certain countermeasures taken by central banks, and the potential for further supply chain disruptions as well as an uncertain and evolving labor market.

The following factors could have further potential short- and, possibly, long-term material adverse impacts on the Company including, but not limited to, volatility in commodity prices and the price of gold, changes in the equity and debt markets or country specific factors adversely impacting discount rates, significant cost inflation impacts on production, capital and asset retirement costs, logistical challenges, workforce interruptions and financial market disruptions, energy market disruptions, as well as potential impacts to estimated costs and timing of projects.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the accounting for and recognition and disclosure of assets, liabilities, equity, revenues and expenses. The Company must make these estimates and assumptions because certain information used is dependent on future events, cannot be calculated with a high degree of precision from data available or simply cannot be readily calculated based on generally accepted methodologies. Actual results could differ from these estimates.

Fair Value Accounting

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, quoted prices or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company's financial instruments measured on a recurring basis primarily include receivables and payables for which the carrying value approximates fair value due to the short maturities and are classified within Level 1.

The Company's goodwill and long-lived assets are measured on a non-recurring basis and are classified within Level 3.

The Company evaluates its goodwill for impairment annually at December 31 or when events or changes in circumstances indicate that the fair value of a reporting unit is less than its carrying value. Based on the December 31, 2023 review, the Company concluded that goodwill was fully impaired. The Company measured the impairment by comparing the total fair value of the existing operations to the corresponding reporting unit carrying value. The estimated fair value was determined using the income approach and is considered a non-recurring level 3 fair value measurement. Significant inputs to the fair value measured included (i) updated cash flow information from the Company's current business and closure plans, (ii) a short-term gold price of $1,950, (iii) a long-term gold price of $1,700, (iv) current estimates of reserves, resources, and exploration potential and (v) a reporting unit specific discount rate of 10%. The selected discount rate incorporates an additional premium related to operational risk at the Company.

The Company reviews and evaluates its long-lived assets and other assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. If the expected future undiscounted cash flows from the use and eventual disposition of the asset or asset group are less than the carrying amount of the assets, an impairment loss is recognized. The Company measures impairment by comparing the total fair value of the existing operations to the carrying value of the corresponding assets.

Recently Adopted Accounting Pronouncements

Effects of Reference Rate Reform

In March 2020, ASU No. 2020-04 was issued which provides optional guidance for a limited period of time to ease the potential burden on accounting for contract modifications caused by reference rate reform. In January 2021, ASU No. 2021-01 was issued which broadened the scope of ASU No. 2020-04 to include certain derivative instruments. In December 2022, ASU No. 2022-06 was issued which deferred the sunset date of ASU No. 2020-04. The guidance is effective for all entities as of March 12, 2020 through

8

Notes to the Condensed Combined Financial Statements

(unaudited, dollars in thousands)

December 31, 2024. The guidance may be adopted over time as reference rate reform activities occur and should be applied on a prospective basis. The Company has completed its review of key contracts and does not expect the guidance to have a material impact to the condensed combined financial statements or disclosures. The Company will continue to review new contracts to identify references to the LIBOR and implement adequate fallback provisions if not already implemented to mitigate the risks or impacts from the transition.

Recently Issued Accounting Pronouncements and Securities and Exchange Commission Rules

SEC Final Climate Rule

In March 2024, the SEC issued a final rule that requires registrants to disclose climate-related information in their annual reports and in registration statements. In April 2024, the SEC chose to stay the newly adopted rule pending judicial review of related consolidated Eighth Circuit petitions. If the stay is lifted, certain disclosures may be required in annual reports for the year ending December 31, 2025, filed in 2026. The Company is currently evaluating the impact of the rules on its condensed combined financial statements.

Pillar II

In 2024, Pillar II is set to take effect. The Pillar II agreement was signed by 138 countries with the intent to equalize corporate tax around the world by implementing a global minimum tax of 15%. As the Company primarily does business in jurisdictions with a tax rate greater than 15%, the Company does not anticipate a material impact to the condensed combined financial statements.

Improvement to Income Tax Disclosures

In December 2023, ASU 2023-09 was issued which requires disaggregated information about the effective tax rate reconciliation and additional information on taxes paid that meet a qualitative threshold. The new guidance is effective for annual reporting periods beginning after December 15, 2024, with early adoption permitted. The adoption is not expected to have a material impact on the Company's condensed combined financial statements or disclosures.

NOTE 4      SALES

The Company recognizes revenue from the sale of gold dore produced in Canada.

Trade Receivables

At September 30, 2024 and December 31, 2023, Trade receivables consisted of sales from gold dore, which includes provisionally priced carbon fines.

NOTE 5      RELATED PARTY TRANSACTIONS

Historically, Musselwhite has been managed and operated in the normal course of business with other affiliates of Newmont. Accordingly, certain shared costs have been allocated to Musselwhite and reflected as expenses in the condensed combined financial statements.

The condensed combined financial statements include corporate costs incurred by Newmont for services that are provided to or on behalf of Musselwhite. The corporate costs include allocations of costs incurred associated with executive management, finance, legal, information technology, human resources and other shared services. These costs have been allocated to Musselwhite based primarily on its production of gold equivalent ounces. Newmont management and Musselwhite believe the allocation methodology is reasonable and appropriately represents Newmont's historical expenses that were attributable to Musselwhite. However, the expenses reflected in the condensed combined financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented had Musselwhite historically operated as a separate, standalone entity. In addition, the expenses reflected in the condensed combined financial statements may not be indicative of expenses that Musselwhite will incur in the future.

The allocated costs in the condensed combined statements of operations were as follows (in thousands):

	Nine Months Ended September 30,
	2024	2023
Costs applicable to sales	$9,686	$9,207
General and administrative	8,061	6,372
Advanced projects, research and development	1,766	1,491
	$19,513	$17,070

Shared Facilities

Musselwhite shares office space and other non-operational related facilities with Newmont and other Newmont operations where Musselwhite is not the primary or exclusive user of the assets. At these shared facilities, the assets have been excluded from the condensed combined balance sheets. However, the Company recognized costs for its usage of these shared assets. The amount

9

Notes to the Condensed Combined Financial Statements

(unaudited, dollars in thousands)

charged to General and administrative in the condensed combined statements of operations was $0.7 million and $0.5 million for the nine months ended September 30, 2024 and 2023, respectively.

NOTE 6      RECLAMATION

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations to protect public health and the environment and believes its operations are in compliance with applicable laws and regulations in all material respects. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

The Company's Reclamation expense consisted of (in thousands):

	Nine Months Ended September 30,
	2024	2023
Reclamation accretion	$2,546	$2,364
Reclamation adjustments and other	(1)	(1)
Reclamation expense	$2,545	$2,363

The following is a reconciliation of Reclamation liabilities (in thousands):

	2024	2023
Balance at January 1,	$76,800	$75,976
Accretion expense	2,546	2,364
Balance at September 30,	$79,346	$78,340

The amounts accrued are reviewed periodically based upon facts and circumstances available at the time. Changes in estimates are recorded in Other current liabilities and Reclamation liabilities in the period estimates are revised.

Refer to Note 11 for further discussion of reclamation matters.

NOTE 7      INCOME AND MINING TAXES

A reconciliation of the Canadian statutory tax rate to the Company's effective income tax rate follows (in thousands, except percentages):

	Nine Months Ended September 30,
	2024		2023
Income before income and mining tax and other items		$86,940		$11,971

Canada statutory tax rate	15.0%	$(13,041)	15.0%	$(1,796)
Reconciling items:
Provincial income taxes	10.0%	(8,694)	10.0%	(1,197)
Impact of foreign exchange	(5.0)%	4,417	3.0%	(371)
Mining and other taxes (net of associated federal benefit)	4.0%	(3,237)	2.0%	(257)
Income and mining tax expense	24.0%	$(20,555)	30.0%	$(3,621)

Mining taxes in Canada represent provincial taxes levied on mining operations and are classified as income taxes as such taxes are based on a percentage of mining profits.

10

Notes to the Condensed Combined Financial Statements

(unaudited, dollars in thousands)

NOTE 8      EMPLOYEE-RELATED BENEFITS

	At September 30,	At December 31,
(in thousands)	2024	2023
Current:
Accrued payroll and withholding taxes	$3,016	$2,402
Other employee-related payables	4,738	5,473
	$7,754	$7,875
Non-current:
Accrued severance	$13,508	$13,243

Defined Contribution and Other Benefit Plans

Newmont has a registered defined contribution pension plan in Canada, which covers salaried and hourly employees. When an employee meets eligibility requirements, Newmont contributes 5% of employees' eligible earnings, plus matches 100% of employee contributions of up to 4% of eligible earnings. Matching contributions are made in cash. In addition, Newmont has one non-qualified supplemental savings plan for executive-level employees whose benefits under the qualified plan are limited by federal regulations. The amount charged to Costs applicable to sales in the condensed combined statements of operations was $4.2 million and $4.0 million for the nine months ended September 30, 2024 and 2023, respectively.

NOTE 9      INVENTORIES

	At September 30,	At December 31,
(in thousands)	2024	2023
Materials and supplies	$21,207	$19,600
In-process	4,089	5,384
Precious metals	3,492	5,366
	$28,788	$30,350

NOTE 10      OTHER CURRENT LIABILITIES

	At September 30,	At December 31,
(in thousands)	2024	2023
Accrued operating costs	$10,154	$10,419
Accrued capital expenditures	9,242	14,367
	$19,396	$24,786

NOTE 11      COMMITMENTS AND CONTINGENCIES

Estimated losses from contingencies are accrued by a charge to income when information available prior to issuance of the condensed combined financial statements indicates that it is probable that a liability could be incurred, and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the contingency and estimated range of loss, if determinable, is made in the condensed combined financial statements when it is at least reasonably possible that a material loss could be incurred.

As part of its ongoing business and operations, the Company is required to provide surety bonds as financial support for various purposes, including environmental reclamation and other general corporate purposes. At September 30, 2024, there were $41.3 million of outstanding surety bonds. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its ongoing operations. As the specific requirements are met, the beneficiary of the associated instrument cancels and/or returns the instrument to the issuing entity. Certain of these instruments are associated with operating sites with long-lived assets and will remain outstanding until closure. Generally, bonding requirements associated with environmental regulation are becoming more restrictive. However, the Company believes it is in compliance with all applicable bonding obligations and will be able to satisfy future bonding requirements through existing or alternative means, as they arise.

The Company is from time to time involved in various legal proceedings related to its business. The Company does not believe that adverse decisions in any pending or threatened proceeding or that amounts that may be required to be paid by reason thereof will have a material adverse effect on the Company's financial condition or results of operations.

NOTE 12      SUBSEQUENT EVENTS

These condensed combined financial statements reflect management's evaluation of subsequent events, through November 7, 2024, the date the financial statements were available to be issued.

11

SCHEDULE C

FORMAL VALUATION

(See attached)

Page -C-1

November 17, 2024

Board of Directors

Orla Mining Ltd.

1010 West Georgia

Vancouver, BC, Canada

V6G 2M6

To the Board of Directors:

INTRODUCTION

Davidson & Company LLP (“Davidson”) understands that Orla Mining Ltd. (“Orla”) is considering entering into an agreement (the “Agreement”) to acquire the Musselwhite Gold Mine (“Musselwhite”, the “Asset” or the “Mine”) in Ontario from an affiliate of Newmont Corporation (“Newmont”) for upfront cash consideration of USD $810 million and gold-price linked contingent consideration of USD $40 million (the “Proposed Transaction”).

Davidson was engaged by Orla pursuant to an engagement agreement (the “Engagement Agreement”) dated and executed on October 31, 2024, to provide a formal valuation (the “Formal Valuation”) as at November 17, 2024 (the “Valuation Date”) pursuant to Multilateral Instrument 61-101 Protection of Minority Shareholders in Special Transactions (“MI 61-101”) in relation to the Proposed Transaction.

On November 17, 2024, at the request of the Board, Davidson orally delivered to the Board the substance of the Formal Valuation. The Formal Valuation contained herein provides the same conclusions, in writing, as those delivered orally on November 17, 2024.This Formal Valuation has been prepared for Orla in accordance with our Engagement Agreement for the specific purpose above and is not to be used in any other context without the express written consent of Davidson. Davidson consents to the inclusion of the Formal Valuation in the Circular, along with a summary thereof, in a form acceptable to Davidson, and to the filing thereof with the applicable Canadian securities regulatory authorities.

FAIR MARKET VALUE AND VALUATION CONSIDERATIONS

In accordance with MI 61-101 fair market value is defined as “the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act”. In preparing this Formal Valuation, Davidson was guided by MI 61-101 and the standards of the Canadian Institute of Chartered Business Valuators (“CICBV”) including CICBV Practice Standard No. 110 and Appendix A to Practice Standard No. 110.

CREDENTIALS

Davidson is a full-service professional services firm of Chartered Professional Accountants located in Vancouver, BC, Canada. Davidson’s Valuation professionals are comprised of Chartered Business Valuators experienced in providing professional advisory services in connection with merger, acquisition, divestiture, formal valuation and fairness opinion matters. The Formal Valuation expressed herein represents the opinion of Davidson and the form and content herein has been approved for release by Davidson’s Valuation practice.

INDEPENDENCE

Davidson prepared this Formal Valuation to the best of its knowledge, acting independently and objectively.

Davidson has prepared the Formal Valuation based on an independent review of Musselwhite and is independent of all “Interested Parties” to the Proposed Transaction, as defined in MI 61-101. Furthermore, Davidson confirms that:

•	Davidson, or an affiliated entity of Davidson, is not an “associated entity” or “affiliated entity” or “issuer insider”, as defined in MI 61-101, of Orla or the Interested Parties.

•	Davidson, or an affiliated entity of Davidson, does not act as an advisor to the Interested Parties in respect of the Proposed Transaction.

•	Davidson’s fees are not contingent on the completion of the Proposed Transaction or on the conclusions expressed by Davidson.

•	Davidson, or an affiliated entity of Davidson, has no financial interest in, or commitments to, the outcome of the Proposed Transaction, nor in any other transaction with Orla or the Interested Parties.

•	Davidson, or an affiliated entity of Davidson, has no interest in the completion of the Proposed Transaction.

Except for being engaged by the Board of Directors of Orla on October 31, 2024, to provide this Formal Valuation, Davidson has not been engaged by, performed any services for, or received any compensation from Orla or its affiliates within the past 24 months. Other than as set forth above, there are no understandings, agreements, or commitments between Davidson and any of the Interested Parties with respect to future business dealings.

Davidson’s compensation is not contingent on an action or event resulting from the use of this Formal Valuation.

SCOPE OF REVIEW

In connection with this Formal Valuation, Davidson has had discussions with management of Orla, conducted the procedures noted below, and reviewed, considered and relied upon information obtained from these procedures, in addition to others:

•	Reviewed the audited combined financial statements of Musselwhite and analysis related thereto for the fiscal years ended December 31, 2022, and 2023.

•	Reviewed the National Instrument 43-101 Musselwhite 2023 technical report (Qualified Persons Report) prepared for Newmont Corporation on the Musselwhite Mine in accordance with the requirements of National Instrument 43-101 – Standards of Disclosure for Mineral Projects with an effective date of December 31, 2023.

•	Reviewed presentations prepared by Orla’s management or other parties, which Davidson considered relevant.

•	Reviewed public information relating to the operations of Musselwhite and other selected public companies Davidson considered relevant.

•	Reviewed financial models provided by Orla’s management to obtain and understand Musselwhite’s operations and its key inputs.

•	Prepared a discounted cash flow (“DCF”) analysis to calculate Musselwhite’s net asset value (“NAV”).

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•	Reviewed the final offer letter from Orla, dated October 17, 2024, outlining the purchase price and forms of consideration for the Proposed Transaction.

•	Reviewed such other corporate, industry, and financial market information, investigations and analyses as Davidson considered necessary or appropriate in the circumstances, including but not limited to reports published by equity research analysts and industry sources, as available, which Davidson considered relevant to developing rates of return used in preparing our valuation conclusion.

•	Reviewed public information regarding public company trading data and precedent transactions Davidson considered relevant to assess the reasonableness of certain valuation multiples implied by our DCF analysis.

•	Based on the above, formed an opinion as to the fair market value of Musselwhite as at the Valuation Date.

•	Obtained representations contained in a separate certificate dated November 17, 2024 addressed to Davidson from senior management of Orla as to the completeness, accuracy and fair presentation of the information provided to Davidson upon which this Formal Valuation is based.

SUMMARY CONCLUSION

Based on the scope of our review, major assumptions, and the restrictions and qualifications set out herein, in our opinion the fair market value of Musselwhite, as at November 17, 2024, is in the range of USD $910 Million to USD $940 Million.

RESTRICTIONS AND LIMITATIONS

This Formal Valuation is prepared in accordance with CICBV Practice Standard No. 110 as a Comprehensive Valuation Report. The CICBV defines a Comprehensive Valuation Report as a report that “contains a conclusion as to the value of shares, assets or an interest in a business that is based on a comprehensive review and analysis of the business, its industry and other relevant factors, adequately corroborated and set out in a detailed report.”

Davidson has relied upon the completeness, accuracy and fair presentation of all the financial information, data, advice, opinions or representations obtained from public sources and Orla (collectively, the “Information”), which is detailed under the Scope of Review section of this report.

This Formal Valuation is conditional upon the accuracy, completeness and fair presentation of such Information. Subject to the exercise of our professional judgement, we have not verified independently the completeness, accuracy or fair presentation of the Information. Davidson has not conducted any further audit or review of the Information, nor has Davidson sought external verification of the information provided to it, or that which was extracted from public sources.

This Formal Valuation opinion is rendered as at November 17, 2024, on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise of Musselwhite, as they were reflected in the Information provided or otherwise available to Davidson. Davidson has not undertaken to update our opinion to any other date. Any changes therein may affect this Formal Valuation and, although Davidson reserves the right to update, change, supplement or withdraw this Formal Valuation in such event, it disclaims any and all undertaking or obligation to advise any person of any such change that may come to its attention, or to change, supplement or withdraw this Formal Valuation after such date.

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In completing this Formal Valuation, Davidson has made numerous assumptions with respect to economic, industry, and operating performance and expectations that are matters over which Davidson has no control. As a result, there is a degree of uncertainty in the concluded estimates of value.

The prospective financial information relating to Musselwhite provided to Davidson and used in its financial analyses supporting the Formal Valuation is inherently subject to uncertainty. Davidson has assumed, however, that such budgets, forecasts, projections and estimates were prepared using the assumptions identified therein which Davidson has been advised are (or were at the time of preparation and continue to be), in the opinion of Orla, reasonable in the circumstances. In rendering the Formal Valuation, Davidson expresses no independent view as to the reasonableness of such budgets, forecasts, projections or the assumptions used upon which they are based.

The concluded range of fair market value expressed herein is a reasonable estimate developed based on information and assumptions available at the time the estimates were developed. If significant deviations from these assumptions materialize in the future, the estimates may no longer be representative of value. This valuation range expressed also acknowledges that in any market it is necessary to assume multiple bidders each of which will bring different perceptions of the potential for the business or asset as an investment opportunity to bear on the acquisition bidding process.

This Formal Valuation should not be interpreted as advice as to what the value Musselwhite may be at any future date, nor does Davidson express an opinion as to whether the shareholders of Orla should approve the Proposed Transaction. This Formal Valuation does not address the relative merits of the Proposed Transaction as compared to other transactions or business strategies that might be available to Orla, nor does it address the underlying business decision to enter into the Agreement.

This Formal Valuation may not be used by any other person or relied upon for any other purpose without the express written consent of Davidson. Davidson does not accept responsibility for any losses arising from unauthorized or improper use of this Formal Valuation. Davidson accepts no responsibility or liability for any losses occasioned by any party as a result of Davidson’s reliance on Information that was provided, or that information which was obtained from third parties.

The preparation of a Formal Valuation is a complex process and is not amenable to partial analysis or summary description. Davidson believes that its analyses must be considered as a whole and that selecting portions of the analyses without considering all factors and analyses could create an incomplete view of the process underlying this Formal Valuation.

All dollar amounts are in US dollars (“USD”) unless otherwise noted.

ASSUMPTIONS

The financial information, as referred to in the Scope of Review section of the Formal Valuation, was obtained in the course of our engagement. We have relied on the completeness and accuracy of the financial information provided to us, and have not subjected this information to audit, review, or any other form of assurance. If any of the information provided to us is inaccurate or incomplete, it may have a significant impact on the conclusions within this Formal Valuation.

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In preparing this Formal Valuation, Davidson made the following assumptions:

•	The statements of facts contained in this Report are true and correct.

•	Information provided to Davidson about Musselwhite is complete and accurate and there have been no material changes of fact in the materials, data, advice, opinions and representations provided to us.

•	Musselwhite has no contingent or unrecorded liabilities, environmental liabilities, unusual contractual obligations or substantial commitments, other than in the ordinary course of business, or pending or threatened litigation, unless otherwise stated.

•	There are no material legal proceedings regarding the business or affairs of Musselwhite, unless otherwise stated.

•	The title to Musselwhite is good and marketable and there are no adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with Musselwhite, and the Asset is free and clear of any all liens, encumbrances, or encroachments unless otherwise stated.

•	There is compliance with all applicable federal, local and national laws and regulations, in all material respects, as well as the policies and applicable regulators, and that all required licenses, rights, consents, or legislative or administrative authority from any federal, local, or national government, regulatory agency, or organization have been or can be obtained or renewed for the operation of Musselwhite in its ordinary course of business.

•	There are no restrictions on transfer of ownership that would limit or reduce the value otherwise determined.

•	No other information was available or provided to Davidson that provides any specific independent and reliable evidence as to the fair market value of Musselwhite other than the data and information outlined and specified in this Formal Valuation.

•	The forecast cash flows in the financial models provided by management reflect the best information and expectations regarding the future performance of Musselwhite at the Valuation Date.

•	The effective Canadian federal and Ontario provincial corporate income tax rates and Ontario mining tax rates provided by management are representative of the appropriate rates to apply to future earnings known at the Valuation Date.

•	Conditions of the Proposed Transaction can and will be satisfied in due course.

•	All consents, permissions, exemptions or orders of relevant regulatory authorities or third parties will be obtained, without adverse conditions or qualifications; and

•	The procedures being followed to implement the Proposed Transaction are valid and effective and the Proposed Transaction will be completed as outlined, within the time frame specified.

Should any of the above assumptions be inaccurate or any other information provided to us be nonfactual or incorrect, our conclusions as set out in this Formal Valuation may be significantly impacted.

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PRIOR INDICATIONS OF VALUE

Other than the Proposed Transaction, Orla has represented to Davidson that it is unaware of any prior bona fide offers to purchase the Asset. Furthermore, Orla has represented to Davidson that, to the best of senior management’s knowledge, information and belief after reasonable inquiry, there have been no valuations or appraisals relating to the Musselwhite Mine made by or on behalf of Orla, or to the knowledge of Orla, in the preceding 24 months.

DESCRIPTION OF THE MUSSELWHITE MINE

History

Musselwhite is a producing, fly-in/ fly-out underground gold mine located on the shore of Opapimiskan Lake in Northwestern Ontario. The Mine began operating in April 1997 and has been ramping back up to full production levels following a fire at the mine in March 2019 and subsequent COVID-19 restrictions.

The Mine’s operations comprise 940 mining claims and 338 mining leases, issued under the Ontario Mining Act, encompassing an area of 13,366 acres (5,409 hectares). The Mine’s leases expire between 2025 and 2033.

Musslwhite has been in operation for over 25 years and has produced close to 6 million ounces of gold to date, with a long history of resource growth and resource to conversion. Musselwhite was owned by Goldcorp Inc. (“Goldcorp”) until April 18, 2019, at which time Newmont completed the business acquisition of Goldcorp and acquired Musselwhite. In February 2024, Newmont reported that Musselwhite is one of six non-core assets that the company intends to divest.

Ore is mined from 2 main zones below the lake. Underground mining occurs via longitudinal retreat as well as transverse stoping where bulk mining is permissible. The Mine has a processing capacity of approximately 3,500 tons per day through a two-stage crushing and grinding circuit. The Mine’s process circuit includes crushing, grinding, leeching by cyanidation, carbon in pulp recovery, and electrowinning. Materials mined are transported by a conveyor to the surface, supplied by an internal winze. A materials handling project, which reached commercial production in December 2020, has enabled hoisting of ore through an underground winze resulting in reduced reliance on high-cost truck haulage. This has led to improved energy efficiency, reduced ventilation requirements, reduced mining costs and an enhanced production profile.

The Mine produced 180,000 ounces of gold in 2023, versus 173,000 ounces of gold in 2022.

Proven and Probable Gold Reserves

On December 31, 2023, proven and probable gold reserves contained 1.5 million ounces (7.4 million tonnes at grade of 6.23 g/t Au) within a measured and indicated resource, inclusive of mineral reserves, of 1.8 million ounces (9.52 million tonnes at 5.78 g/t Au) and an inferred resource of 0.19 million ounces (1.2 million tonnes at 4.96 g/t Au).

Orla commissioned an independent NI 43-101 technical report for Musselwhite in connection with the Proposed Transaction. Based only on the current reserves, Musselwhite has a seven-year mine life (2024-2030) with average annual gold production of 202 koz at $1,269/oz all-in sustaining cost.

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HISTORICAL FINANCIAL INFORMATION

Musselwhite historically existed and functioned as an operating segment of Newmont, and the assets, liabilities and operations of Musselwhite have historically being held and managed by various legal entities within Newmont.

Davidson reviewed and considered certain audited combined financial statements derived from the consolidated financial statements and accounting records of Newmont (the “Combined Financial Statements”) for the years ended December 31, 2022 and 2023.

The combined statements of operations included all revenues and costs directly attributable to Musselwhite's operations, including an allocation of expenses related to certain Newmont corporate functions, including executive management, finance, legal, information technology, human resources and other shared services. These expenses were allocated based on a direct usage or benefit where specifically identifiable, with the remainder allocated using a proportional cost allocation method based on production of gold equivalent oz.

Although the allocation methodology was considered reasonable for the periods presented, the allocations may not reflect the expenses that the Mine would have incurred as a standalone entity. Multiple factors including the chosen organizational structure, the division between outsourced and in-house functions, and strategic decisions made in areas such as information technology and capital expenditures, would impact the actual costs incurred by Musselwhite.

In the absence of these standalone costs for the periods presented, the combined financial statements can not reasonably be considered indicative of Musselwhite’s financial position, results of operations or cash flows had the Mine operated as a standalone entity during the periods presented, and the results presented in the combined financial statements were not necessarily indicative of Musselwhite’s future financial position, results of operations or cash flow.

Davidson does not consider the information contained in the Combined Financial Statements to be particularly relevant to the Formal Valuation and accordingly has not summarized them in their entirety. However, selected results extracted from the Combined Financial Statements that Davidson considers to be informative, are included below.

•	Historical operating results included: (i) sales of $305.3 MM [2022] and $350.7 MM [2023]; and (ii) costs applicable to sales1 of $194.5 MM [2022] and $214.4 MM [2023].

•	A non-cash impairment charge of $296.5 MM was recorded in the fiscal year ended December 31, 2023, comprised of $292.9 MM related to goodwill recorded by Newmont arising from its 2019 acquisition of Goldcorp and the remaining $3.6 MM relating to the long-lived asset (the Mine).

•	The impairment charge calculated by Newmont for the fiscal year ended December 31, 2023, was based on a short-term gold price of $1,950, an assumed long-term gold price of $1,700, and a discount rate of 10.0%.

[1]	Excluding depreciation, amortization and reclamation.

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ECONOMIC OUTLOOK

In preparing this Formal Valuation, Davidson considered economic conditions at or around the Valuation Date, as obtained from a review of economic statistics, outlooks and consensus information available online.

Canada2

According to TD Economics, following an economic slowdown in 2023 and 2024, Canadian output is expected to rebound in 2025 and 2026. Thereafter, real GDP growth is expected to decelerate to its long-run average of around 1.8% annually. Consumer spending will undergo a period of below-trend growth through 2026, as Canadian households save more in the face of high mortgage debt.

Business investment is expected to grow above trend over the forecast horizon. The need to build more homes will boost residential investment, and the opportunity to fast track the clean energy transition will cause a lift to investment in structures, machinery, and equipment. After a period of high inflation, headline and core consumer price inflation is expected to stabilize around the 2% target over the medium term. As a result, the Bank of Canada will be able to cut its policy rate back to the neutral rate of 2.25% by 2026. The Canadian dollar is expected to return to the 75 U.S. cent level once Canadian economic growth is able to catch-up to that of the U.S.

United States3

TD Economics forecasts the U.S. economy to remain above its long-run trend rate of growth in 2024, before normalizing closer to a trend pace in 2025. The unemployment rate is expected to edge a bit higher by year-end, before gradually returning to its long-run average of 4.0% by the first half of 2026. Inflation has slowed from its multi- decade highs and is expected to continue to drift lower over the next few years. Core inflation isn’t expected to reach the Federal Reserve’s 2% inflation target until late-2025. TD projects the fed funds rate to be lowered steadily back to a level more consistent with its neutral (3.0%) rate by 2025 and hold there as the economy finds its balance.

INDUSTRY OUTLOOK

Gold Sector4

According to TD Economics

•	The free cash flow (“FCF”) of the gold producers covered by TD rose approximately 51% quarter over quarter in Q3 2024, and although this remains below the levels observed in 2020, several producers were building expansions or growth projects.

•	Q3 2024 industry gross margins of 56.5% came in below TD’s forecast of 58.3% although roughly 3/4 of the difference versus TD’s forecast was caused by Newmont, which reported cash costs 11% above their forecast.

•	Most gold producers are expecting inflation ranging from 3-5%. However, as producers work to offset the annual inflation through operations efficiencies, the full inflationary effect does not always flow through to operating costs.

2  Source: TD Economics – Long Term Economic Forecast published on September 19, 2024

3  Source: TD Economics – Long Term Economic Forecast published on September 19, 2024

4  Source: TD Cowen – Gold and Precious Minerals Sector Note published on November 18, 2024

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•	The current gold price of approximately $2,600 / oz provides a constructive environment for gold producers and should provide for strong FCF generation in Q4 2024. Furthermore, the elevated gold price has created a supportive environment for M&A activities in the sector.

VALUATION CRITERIA AND METHODOLOGIES

Fair Market Value

This Formal Valuation has been prepared with reference to the notion of fair market value as defined in MI 61-101 as “the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm’s length with the other and under no compulsion to act”.

In preparing this Formal Valuation, no consideration was given to the effect of the Proposed Transaction on the value of Musselwhite.

Approaches to Value

There are two basic approaches to determine fair market value: the liquidation approach and the going concern approach.

A liquidation valuation approach is used where a business is not viable as a going concern or if the return on the assets of the business on a going concern basis is not considered adequate. This value is the net realizable value on an orderly disposition made in a manner that would maximize the value and/or minimize taxes thereon resulting in the highest cash flows to the owner.

The going concern approach assumes a continuing business enterprise with a potential for economic future earnings that provides a sufficient return on the invested capital. Where a business has commercial value as a going concern, there are three generally accepted valuation methodologies: (i) the Cost Approach; (i) the Market Approach; and (iii) the Income Approach. The nature and characteristics of the asset or business indicates which approach and methodology is most appropriate for valuation.

Valuation Methodologies

Cost Approach

The cost approach is based on the premise that a prudent third-party purchaser would pay no more for an asset than its replacement cost. The fair market value of the asset is therefore derived as an estimate of the current cost to reproduce, purchase, or replace the asset. The cost to replace an asset would include all costs necessary to construct a similar asset with the same functional utility using prices applicable at the valuation date. To the extent that the assets being valued provide less utility than a newly constructed asset, the reproduction or replacement cost would be adjusted to reflect appropriate physical deterioration, functional obsolescence, and economic obsolescence.

Market Approach

The market approach uses market data to determine the fair market value of an asset based on observed transaction values for comparable assets under similar circumstances. Comparable transactions may be identified through a review and comparison with comparable publicly traded companies or acquisitions of comparable companies. The market approach relies on the availability of recent and transparent information related to similar assets.

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The market approach requires the determination of financial results considered to be representative of the future performance of the subject asset or company and capitalizing those amounts by appropriate risk-adjusted rates, or using similar non-financial metrics based specific to an asset. This approach provides an indication of value that corresponds with the figure being capitalized (e.g., capitalizing net earnings available to common stockholders yields an indication of value for the common stock). Likewise, capitalizing EBITDA provides an indication of the enterprise value (“EV”) of the company because this earnings stream is utilized for payments or returns to both debt and equity holders. The capitalization rate represents a market-based view of what investors believe to be a fair and reasonable rate of return for the particular security given the inherent risks of ownership. It incorporates expectations of growth and rests on the implicit assumption that some level of earnings will be generated by the enterprise into perpetuity.

The market approach can be transparent and simple when comparable information is available. This is most commonly observed when the acquired asset has been widely marketed to third parties or there is an active market for similar assets.

Income Approach

The income approach is based on the premise that the value of an asset is the present value of the future earnings available for distribution to investors. Commonly used income approaches to value securities or individual assets are the DCF and the capitalized cash flow analysis. The DCF method is a frequently used form of the income approach. It estimates the present value of the projected future cash flows to be generated by a company and theoretically available (though not necessarily paid) to the capital providers of the subject company.

The discount rate is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. It can also be interpreted as the rate of return that would be required by providers of capital to a company to compensate them for the time value of their money, as well as the risk inherent in the particular investment.

The DCF method requires an accurate forecast of the cash flow expected to be generated by the operations of the business or subject asset. It incorporates the positive (or negative) cash flow from operations, as well as cash expenditures related to working capital investment and fixed asset purchases. Non-cash expenses included in accounting profit are adjusted in the forecast. These cash flows are typically projected over a limited number of years, which depend on a company’s planning horizon and other factors related to industry and the general economy. A terminal value is then determined to reflect the continued operations of the business beyond the forecast horizon.

This terminal value is an estimate of value at that future point in time and incorporates the assumptions of perpetual operations and implicit growth found in the market approach. Discounting each of the projected future cash flows and the terminal value back to the present and summing up the results yields an indication of value.

When only a single period of projected financial results is available, the capitalized cash flow method may be more appropriate than the DCF method. A capitalized cash flow analysis involves determining an appropriate discretionary cash flow estimate before interest charges based on normal operating conditions. Discretionary cash flows are determined through an analysis of the business’s historic operating results and forecast by management. A capitalization factor is applied to the cash flow estimate to determine the enterprise value. The capitalization factor applied is based on the weighted average cost of capital for the business.

Under either the DCF or capitalized cash flow approach, interest bearing debt is deducted from the business’s EV to determine the value of the business attributable to equity shareholders.

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NAV Analysis

With respect to the mining and metals industry, the DCF method is referred to as a NAV analysis whereby NAV represents the net present value of the expected future cash flows of the subject mineral property based on certain inputs and assumptions.

The expected future cash flows in a NAV analysis are based on the existing mine plan and a consistent discount rate across the same commodities. In addition, a NAV analysis assumes the owner of the mineral property fully controls the asset and can access the required capital to operate and develop the property.

There is no terminal value in a NAV analysis as the subject mineral property only has non-renewable reserves and resources as set out in a discrete forecast period and therefore there are no perpetual operations of the asset beyond the finite life of the mine.

The discount rate represents the rate of return that the market participant would require to induce investment in the mineral property given the risks inherent in achieving the expected cash flows.

NAV analyses commonly use a real discount rate of 5.0% for gold properties and 8.0% for most base metals. However, such industry standard discount rates can be adjusted to address current rates of return, investor sentiment and idiosyncratic5  risk factors specific to the subject mineral property as at the Valuation Date.

SELECTED VALUATION METHODOLOGY

The selection of appropriate valuation methodologies and the valuation conclusions drawn therefrom are matters of professional judgement

The fair market value of Musselwhite was analyzed on a going concern basis. As Musselwhite is generating positive cash flows and is forecast to continue doing so for the foreseeable future, an Income Approach using a DCF methodology was considered most appropriate. Specifically, Davidson estimated the NAV of Musselwhite by calculating the estimated net present value of the unlevered after-tax cash flows Musselwhite was forecast to generate over its life of mine.

Information contained from relevant comparable companies and precedent transactions, including from the details of the Proposed Transaction, was only considered to corroborate our NAV conclusion, and was not applied as a direct valuation methodology.

NET ASSET VALUE ANALYSIS

Davidson performed a NAV analysis of Musselwhite by calculating the estimated attributable net present value of the unlevered, after-tax cash flows that Musselwhite is forecast to generate over its expected life. Davidson based its DCF analysis primarily on management’s model and Musselwhite’s NI 43-101 technical report.

Davidson then reviewed and corroborated key inputs and assumptions in management’s model, including: (i) forecast gold prices; (ii) gold volumes sold; (iii) sustaining and exploration capital expenditures; and (iv) the USD:CAD exchange rates, all of which are critical determinants of the fair market value of Musselwhite.

5 Include, but not limited to: (i) technical risk; (ii) permitting and political / sovereign risk; (iii) financial and forecast risk; (iv) environmental risk; and (v) social risk.

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Forecast Gold Price and Exchange Rate

Future commodity prices and foreign exchange rates are difficult to predict, and different views can have a significant impact on the resulting net present value.

Analyst Consensus Commodity Price Forecasts Gold (US$/oz)				As at November 15, 2024

Date	Firm	2024	2025	2026	2027	LT
06-Nov-24	CIBC	$2,384	$2,600	$2,400	$2,200	$1,975
23-Sep-24	Raymond James	$2,342	$2,500	NA	NA	NA
23-Oct-24	Cormark	$2,347	$2,500	NA	NA	NA
29-Oct-24	Canaccord	$2,387	$2,739	$2,963	$2,963	$2,963
12-Nov-24	Desjardins	$2,328	$2,425	$2,300	$2,175	NA
05-Nov-24	Cantor	$2,200	$2,200	$2,200	$2,200	NA
24-Oct-24	TD	$2,397	$2,725	$2,600	$2,300	$2,200
14-Oct-24	National Bank	$2,410	$2,750	$2,750	$2,600	NA
23-Oct-24	RBC	$2,355	$2,655	$2,500	$2,400	$2,200
21-Oct-24	Stifel	$2,396	$2,750	$2,550	$2,300	NA
17-Oct-24	Hayw ood	$2,388	$3,000	$3,300	$2,800	NA
23-Oct-24	H.C. Wainw right	$2,100	$2,100	$2,100	$2,100	NA
04-Nov-24	Scotia	$2,300	$2,300	$1,900	$1,900	$1,900
23-Oct-24	Paradigm	$2,347	$2,000	NA	NA	NA
Average		$2,334	$2,517	$2,506	$2,358	$2,248
Median		$2,351	$2,550	$2,500	$2,300	$2,200
Max		$2,410	$3,000	$3,300	$2,963	$2,963
Min		$2,100	$2,000	$1,900	$1,900	$1,900
Per management model		$2,291	$2,369	$2,256	$2,183	$2,000

Sources: Capital IQ, equity research reports

NA: Not Available

Davidson selected its long-term gold price forecast of USD $2,200/oz based on a review of mining and metals equity research analysts’ gold price estimates, presented above, which in Davidson’s view is representative of those used by market participants in assessing investment in gold producing properties and gold exploration and development projects.

USD:CAD Exchange Rate

The forecast USD:CAD exchange rate of 0.75 was based on the underlying rate used by management. Management’s model was created on a US dollar basis, however there are embedded exchange rate assumptions that underpin certain cost assumptions. Davidson corroborated the forecast USD:CAD exchange rate assumption based on a review of published Canadian bank economic departments’ outlooks on foreign exchange.

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Gold Volumes Sold

The forecast gold volumes sold, presented in the table below, were based on projections utilized by Orla’s management and the associated NI 43-101 technical report supported by its consultants6.

Musselw hite Mine
Gold Sold
(koz)

2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E
196	193	211	214	231	190	141	123	118	122	145	164	171

Sustaining and Exploration Capital Expenditures

Forecast sustaining capital expenditures to maintain the existing capital asset base of Musselwhite, and forecast exploration capital expenditures to replenish Musselwhite’s reserves and grow its resources were based on management’s model and associated NI 43-101 technical report.

Musselw hite Mine
Sustaining and Exploration Capital Expenditure
(USD MMs)

	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E
Sustaining	77.3	76.4	76.3	60.3	51.8	54.9	56.1	41.7	38.9	24.1	24.5	0.9	1.3
Exploration	2.8	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	7.1	5.6	1.5

Income Taxes

In preparing our analysis we incorporated the effective Canadian federal and Ontario provincial corporate income tax rates, and the Ontario mining tax rates, enacted at the Valuation Date.

Discount Rate

The net present value at November 17, 2024, of the unlevered, after tax cash flows was calculated by applying discount rates of 5.0%, the real industry standard discount rate associated with Tier 1 operating gold mines; and 6.0%, a discount rate based on the inflation adjusted weighted average cost of capital (“WACC”), which takes into account, among other things, investors’ expectations around the risk associated with future cash flows.

6 DRA Global Limited, WSP Canada Inc. and SLR Consulting (Canada) Ltd.

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Weighted Average Cost of Capital

Davidson generally uses, as a starting point, a 5% real discount rate for producing gold mines and adjusts, as appropriate for risks specific to the mineral property notably: technical, permitting, political and sovereign, financial and forecast risk, environmental and social risk.

In general, the discount rate most often used in a DCF approach is based on the WACC which is an overall rate based on weighted rates of return for invested capital. WACC is calculated by weighting the required returns on debt and common equity in proportion to their estimated portions in an expected capital structure.

The WACC formula is as follows: WACC = (We * ke) + (Wd * kd) where:

•	We = the value of equity / value of total capital;

•	ke = the cost of equity;

•	Wd = the value of interest-bearing debt / value of total capital; and

•	kd = the after-tax cost of interest-bearing debt.

The rate of return on equity is derived using the Capital Asset Pricing Model (“CAPM”). The CAPM estimates the rate of return on common equity as the risk-free rate of return on US Treasury bonds as at the Valuation Date, plus a market equity risk premium expected over the risk-free rate of return, multiplied by the “beta” for the stock. Beta reflects the sensitivity of a company’s stock price to the movements of the stock market as a whole. Adjustments are also often made for size and company specific considerations.

As noted above, other risk adjustments may be appropriate to consider, including specific company and market risk factors which may include the following: (i) general economic conditions; (ii) industry and economic conditions; and (iii) the inherent risks attached to the business or subject asset including risks associated with achieving projected operating results.

The rate of return on debt is the rate a prudent investor would require on debt invested in the company or other businesses with comparable risk and debt provisions. The interest on debt capital is generally deductible for income tax purposes, and an after-tax interest rate was used in our calculation.

As the financial projections of Musselwhite are denominated in real dollars (as opposed to nominal), the WACC is also adjusted for forecast inflation to convert the nominal WACC into a real WACC discount rate.

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Our WACC calculation is presented in the table below.

Musselw hite Mine
Weighted Average Cost of Capital

	Assumptions		BETA Calculations (β)			WACC

[2]	Risk free rate (Rf)	3.50%	Unlevered Beta = Beta / [(1+ D / E (1-t)]			Cost of Debt	3.79%
[3]	Market risk premium (ERP)	5.00%	Relevered Beta = Beta unlevered * [1 + D/E (1-t)]			Debt w eighting	60.00%
[4]	Relevered beta (BRL), β	1.87			[10]	Cost of Equity (midpoint)	14.49%
[5]	Size premium (SP)	1.14%	Relevered BETA Calculations (β)		[10]	Equity w eighting	40.00%
[6]	Project specific risk premium
	Low	0.20%	Unlevered Beta (β)	0.89		WACC (nominal basis)	8.00%
	High	0.45%	Income tax rate	26.50%		Low	7.95%
	Cost of Equity - Low (Re)	14.19%	Debt / Equity	150%		High	8.05%
	Cost of Equity - High (Re)	14.44%	Relevered Beta (β)	1.87

[7]	Pre-tax return on debt	5.16%				WACC (real basis)	6.00%
[8]	Income tax rate (t)	26.50%				Low	5.95%
		3.79%	LT CPI inflation target	2.0%		High	6.05%

[1]	Source: S&P Capital IQ and Kroll Cost of Capital Navigator.
[2]	Based on the higher of the Kroll normalized risk-free rate of 3.50% and the Government of Canada Long-Term Bond Yield as at the Valuation Date.
[3]	Equity risk premium based on Kroll normalized long-term Equity Risk Premium.
[4]	Based on the selected unlevered 5-year Beta of somew hat comparable companies, relevered based on market participant assumptions for the Company's capital structure and effective income tax rate.
[5]	Based on CRSP decile 8 w hich included entities w ith an equity market capitalization size ranging from USD $555.9 MM to USD $1.05 B.
[6]	Project specific risk considered appropriate given the inherent risks attached to the Musselw hite business notably (i) technical risk; (ii) financial & forecast risk; (iii) environmental risk; and (iv) social risk.
[7]	Proxy for the pre-tax cost of debt based on the yield on 5-year Investment Grade rated corporate debt (USD, Materials) as at the Valuation Date.
[8]	Based on substantially enacted Federal and Provincial corporate income tax rates.
[9]	Calculated based on selected debt to capital ratio (%Debt / (1- %Debt))
[10]	An optimal capital structure based on review of somew hat comparable companies and assuming a significant ability of the Company to obtain debt financing and use financial leverage. We note that the net debt financing of the cash component of $810 million is $590 million, w hich implies a debt to capital ratio of 72.8%. We also note the $200 million equity component is comprised of convertible debt (i.e. equity linked securities).

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A summary of our NAV analysis is presented below.

Musselw hite Mine
NAV Analysis
(USD MMs)

	2024 E	2025 E	2026 E	2027 E	2028 E	2029 E	2030 E	2031 E	2032 E	2033 E	2034 E	2035 E	2036 E	2037 E	2038 E	… [1]	2071 E

Forecast inf ormation
Gold sold	196.5	192.9	211.0	213.7	230.7	190.1	140.5	123.0	118.4	122.3	144.5	164.1	170.9	-	-	…	-
Net revenue	450.0	457.0	475.8	466.4	507.3	418.2	309.1	270.6	260.4	269.0	317.8	360.9	375.9	-	-	…	-
Oper. costs & rlty pmnts.	210.1	220.9	222.8	215.8	228.9	229.2	198.0	184.4	180.9	194.2	199.8	208.2	187.3	12.1	4.1	…	0.1
Capital costs	80.1	86.9	86.8	70.8	62.3	65.4	66.6	52.2	49.4	34.6	31.7	6.6	2.8	-	-	…	-

Net revenue	450.0	457.0	475.8	466.4	507.3	418.2	309.1	270.6	260.4	269.0	317.8	360.9	375.9	-	-	…	-
EBITDA	251.2	248.2	266.4	264.1	293.9	200.0	117.7	91.7	84.4	79.5	125.7	162.3	198.8	(12.1)	(4.1)	…	(0.1)
EBIT	153.2	148.2	170.2	175.9	218.3	127.5	46.9	33.3	24.2	15.9	79.0	127.2	144.2	(20.0)	(9.6)	…	(0.1)
Net income	105.6	125.5	139.4	142.1	170.7	103.4	42.3	30.0	21.4	12.7	61.4	90.8	99.6	(2.2)	(2.8)	…	(0.1)
Operating cash flow	184.4	225.8	235.2	230.2	246.3	179.2	114.7	88.6	81.8	76.8	106.9	125.0	152.4	16.2	6.8	…	-
After-tax free cash flow	104.3	138.9	148.4	158.5	182.1	112.9	47.1	36.4	32.3	42.2	75.2	118.5	149.5	(43.2)	(13.3)	…	(0.3)

After-tax NPV
Discount rate	6.0%	910.0
Discount rate	5.0%	940.0

[1] Years 2039 to 2070 consist of immaterial amounts relating to cash reclamation, other site operating costs and income taxes.

SENSITIVITY ANALYSIS

Davidson performed a sensitivity analysis by altering several key inputs within the DCF model. These inputs included: (i) WACC; (ii) long-term gold price; (iii) gold volumes sold; (iii) sustaining capital expenditure; (iv) exploration capital expenditure and (v) the USD:CAD foreign exchange rate.

The results of our sensitivity analysis are summarized in the table below.

Musselw hite Mine

Sensitivity Observations

(USD MMs)

		After-tax NPV - Low			After-tax NPV - High
Key Assumptions	Input Used	Low	Base	High	Low	Base	High
Discount rate +/-1%	6% / 4%	875	915	959	901	938	978
LT Gold price -/+10%	$1,980 / $2,420	770	915	1,060	789	938	1,087
Gold Sold -/+10%	1,820 / 2,224 koz	687	915	1,143	704	938	1,172
Sustaining CAPEX +/-10%	$558.1 / $456.6	886	915	945	908	938	968
Exploration CAPEX +/-10%	$119.6 / $97.9	910	915	921	932	938	944
USD:CAD FX Rate +/-5%	0.7875 / 0.7125	898	915	933	920	938	956

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CORROBORATIVE ANALYSIS

Davidson also performed corroborative precedent transaction analysis and comparable company trading analysis to assess the reasonableness of the fair market value conclusions of Musselwhite.

Precedent transaction analysis involved reviewing the implied multiples from corporate and asset transactions in the gold sector of the mining and metals industry to derive value relationships implicit in those transactions that can be used to assess the indicative fair market value range of Musselwhite.

Comparable company trading analysis involved reviewing the trading multiples of selected publicly traded gold- focused companies considered comparable to Musselwhite, as at the Valuation Date, to calculate the implied market-based valuation multiples that can be used to assess the indicative fair market value range of Musselwhite.

Precedent Transaction Analysis

Davidson identified comparable precedent transactions involving companies and assets in the gold sector which have been completed and for which there is sufficient public information to derive valuation multiples. The comparable precedent transaction analysis consists of deriving appropriate value benchmarks based on transactions of comparable nature and then comparing these value benchmarks to Musselwhite’s implied metrics.

Davidson focused on selecting transactions involving companies and assets considered most comparable to Musselwhite, considering criteria such as primary commodity, stage, geographic location and grade.

Davidson identified and reviewed the certain comparable precedent transactions presented in the table below:

Formal Valuation of Musselw hite Mine
Relevant Precedent Transactions
						Transaction
						Price
Seller	Buyer	Closed	Country	Metal	Transaction Type	(USD $MM)	P/NAV
Pretium Resources Inc.	New crest Mining Ltd.	3/9/2022	CAN	Gold	Acqn. of Company	2,751.6	1.55 x
Claude Resources Inc.	SSR Mining Inc.	5/31/2016	CAN	Gold	Acqn. of Company	308.4	1.54 x
Richmont Mines Inc.	Alamos Gold Inc.	11/23/2017	CAN	Gold	Acqn. of Company	560.4	1.36 x
Lakeshore Gold Corp.	Tahoe Resources Inc.	4/1/2016	CAN	Gold	Acqn. of Company	818.0	1.35 x
Osisko Mining Corp.	Agnico Eagle Mines Ltd. and Yamana Gold Ltd.	6/16/2014	CAN	Gold	Acqn. of Company	3,691.1	1.24 x
Yamana Gold Ltd.	Agnico Eagle Mines and Pan American Silver Corp.	3/31/2023	CAN	Gold	Acqn. of Company	6,589.0	1.21 x
Equinox Gold Corp.	Sandbox Royalties Corp.	10/31/2023	CAN	Gold	Acqn. of Greenstone Mine	75.0	1.19 x
Atlantic Gold Corp.	St. Barbara Limited	7/19/2019	CAN	Gold	Acqn. of Company	615.5	1.11 x
New mont Goldcorp Corp.	Evolution Mining Ltd.	3/31/2020	CAN	Gold	Acqn. of Red Lake Complex	490.0	1.01 x
Osisko Mining Corp.	Gold Fields Limited	10/25/2024	CAN	Gold	Acqn. of Company	1,312.2	0.99 x
Alamos Gold Inc.	AuRico Gold Inc.	7/2/2015	CAN	Gold	Acqn. of Company	395.9	0.87 x

				Average		1,600.6	1.22 x
				Median		615.5	1.21 x
				1st Quartile		442.9	1.06 x
				3rd Quartile		2,031.9	1.36 x
				Low		75.0	0.87 x
				High		6,589.0	1.55 x
New mont Corporation	Orla Mining Ltd.	11/17/2024			Acqn. of Musselw hite	850.0	0.92 x

Source: S&P Capital IQ, Company Filings, Mining and Metals Equity Research Analyst Reports

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Davidson analyzed precedent price to NAV (“P/NAV”) multiples based on mining and metals equity research analyst estimates of the targets’ NAV at the date of each precedent transaction7.

Precedent transaction P/NAV multiples represent pricing and market participant assumptions at those indicated transaction dates which differ from the Valuation Date for Musselwhite.

Spot and forward gold prices continuously change, which impacts the valuation of companies and assets. For practical reasons, NAV estimates may not be updated contemporaneously with changes in forecast gold prices, but rather are revised on an interim or ad hoc basis by mining and metals equity analysts based on disseminated forward guidance communicated to the investment community by the reporting issuers. As such, discounts or premiums may exist due to assumption timeliness.

Consideration of Proposed Transaction Price

In addition to the above, we note that that the implied P/NAV of 0.92x (based on the Proposed Transaction price of $850 million) was within the range of P/NAV multiples from 0.87x to 1.55x.

Our concluded fair market value is greater due to the consideration of the higher long-term gold price assumption of $2,200 contained in Davidson’s DCF model versus the long-term gold price assumptions of both Orla and Newmont inherent in the pricing negotiations that ultimately resulted in the Proposed Transaction price of Musselwhite.

7 A company or asset with a P/NAV multiple that is greater than 1.0x is said to be trading or priced at a premium to its NAV and conversely a P/NAV multiple that is less than 1.0x is said to be trading or priced at a discount to its NAV.

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Comparable Company Trading Analysis

As another analysis to corroborate our valuation conclusion as to the fair market value of Musselwhite, Davidson also reviewed the following market trading multiples of selected publicly traded gold-focused companies that it considered comparable to Musselwhite:

Formal Valuation of Musselw hite Mine
Relevant Comparable Companies

Guideline Public Company	EV	LTM Rev	NTM Rev	LTM EBITDA	NTM EBITDA	EV / LTM Rev	TEV / NTM Rev	EV / LTM EBITDA	EV / NTM EBITDA

Orla Mining Ltd.	1,665	314	323	178	180	5.3 x	5.2 x	9.4 x	9.2 x
Lundin Gold Inc.	6,987	1042	1921	642	1312	6.7 x	3.6 x	10.9 x	5.3 x
Alamos Gold Inc.	10,383	1226	1567	632	940	8.5 x	6.6 x	16.4 x	11.1 x
Wesdome Gold Mines Ltd.	1,580	478	626	226	393	3.3 x	2.5 x	7.0 x	4.0 x
New Gold Inc.	3,141	862	1164	355	622	3.6 x	2.7 x	8.8 x	5.1 x
Fortuna Mining Corp.	2,132	1025	895	432	473	2.1 x	2.4 x	4.9 x	4.5 x
OceanaGold Corporation	2,846	1134	1506	435	767	2.5 x	1.9 x	6.5 x	3.7 x
Calibre Mining Corp.	2,065	534	1284	169	812	3.9 x	1.6 x	12.2 x	2.5 x
IAMGOLD Corporation	4,423	1461	2155	458	1113	3.0 x	2.1 x	9.7 x	4.0 x
Torex Gold Resources Inc.	2,386	1103	1486	499	792	2.2 x	1.6 x	4.8 x	3.0 x
Eldorado Gold Corporation	4,550	1194	1550	574	837	3.8 x	2.9 x	7.9 x	5.4 x
Dundee Precious Metals Inc.	1,584	567	634	287	378	2.8 x	2.5 x	5.5 x	4.2 x
K92 Mining Inc.	1,972	306	515	148	270	6.5 x	3.8 x	13.3 x	7.3 x

					Avg.	4.2 x	3.0 x	9.0 x	5.3 x
					Med.	3.6 x	2.5 x	8.8 x	4.5 x
					1st Quart.	2.8 x	2.1 x	6.5 x	4.0 x
					3rd Quart.	5.3 x	3.6 x	10.9 x	5.4 x
					Low	2.1 x	1.6 x	4.8 x	2.5 x
					High	8.5 x	6.6 x	16.4 x	11.1 x

Musselw hite, Low FMV	910	450	457	251.2	248.2	2.0 x	2.0 x	3.6 x	3.7 x
Musselw hite, High FMV	940	450	457	251.2	248.2	2.1 x	2.1 x	3.7 x	4.4 x

Source: S&P Capital IQ, Company Filings.
Priced as at November 17, 2024.

Reported Currency (S&P Capital IQ)

Davidson analyzed reported EV to last twelve months (“LTM”) and next twelve months (“NTM”) revenue and EBITDA multiples, respectively, at the Valuation Date.

Based on the above analysis, Musselwhite’s implied EV multiples approximate the low end of the range of the observed multiples. This provides support to corroborate our valuation conclusion as the implied multiples associated with the Mine would be expected to approximate the low end of the range as Musselwhite is comprised of one operating mine located in Ontario, whereas the selected publicly traded companies’ higher valuation multiples are influenced by the fact that these companies have a more extensive asset portfolio of mines and projects operating in multiple geographies. In other words, a larger and/or more diversified company may command a relatively higher implied valuation multiple.

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As a supplemental analysis to further assess the supportability of the fair market value of Musselwhite, we also considered the implied EV as a percentage of the In-Situ value8 of resources for Musselwhite and compared it to the observed metrics from the selected publicly traded gold-focused companies comparable to Musselwhite. As the implied EV to In-Situ value implied a metric that was not inconsistent with the selected public companies, we find this to be additional support to corroborate our fair market value conclusion of Musselwhite at the Valuation Date.

FORMAL VALUATION CONCLUSION

Based on the scope of our review, major assumptions, and the restrictions and qualifications set out above, in our opinion the fair market value of Musselwhite, as at November 17, 2024, is in the range of USD $910 million to USD

$940 million.

Yours very truly,

Davidson & Company LLP

November 17, 2024

8 The In-Situ value is the amount of contained resources multiplied by current prices of the underlying minerals. The In-Situ value standardizes the various minerals into a single metric and allows comparison of potential values across a variety of mineral reserves. Current prices and In-Situ values are provided by S&P Capital IQ.

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SCHEDULE D

CONSENT OF DAVIDSON & COMPANY LLP

To: The board of directors of Orla Mining Ltd. (the “Board”)

We, Davidson & Company LLP, hereby consent (i) to the references within the management information circular of Orla Mining Ltd. (“Orla”) dated December 9, 2024 (the “Circular”) to our formal valuation dated November 17, 2024 (the “Formal Valuation”), which we prepared for the Board in connection with the Share Purchase Agreement dated November 17, 2024 between Orla, 1511583 B.C. Ltd., a wholly-owned subsidiary of Orla, and Goldcorp Canada Ltd., a subsidiary of Newmont Corporation, and (ii) to the inclusion of the full text of the Formal Valuation as Schedule “C” to the Circular and to the filing of the Formal Valuation in the Circular with the applicable securities regulatory authorities. In providing this consent, we do not intend that any persons other than the Board rely upon the Formal Valuation.

All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Circular.

(Signed) “Davidson & Company LLP”

Davidson & Company LLP

December 13, 2024

Page -D-1

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